FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.	Letter to Shareholders

2.	Management Proxy Circular

3.	Proxy Form

4.	Annual Report

5.	Certificate of Dissemination to Shareholders

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 21, 2005	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary

Item 1

Dear Shareholder:

On behalf of the Board of Directors and Management of Canadian National Railway Company, we cordially invite you to attend the annual meeting of shareholders that will be held this year in Le Grand Salon on the Convention Floor of the Fairmont The Queen Elizabeth Hotel, 900 René-Levésque Boulevard West, Montréal, Quebec, on Thursday, April 21, 2005, at 10:00 a.m., Montréal time.

The agenda and related documentation are attached. In addition to these items, we will discuss the significant changes underway in the Company as well as its coming challenges. You will have the opportunity to meet your directors and the senior officers of CN.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the Internet by following the instructions on the enclosed proxy form. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or by voting over the Internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on page 4 of the accompanying Information Circular with respect to how to vote your shares.

A live Internet broadcast of the meeting will be available on the Company’s website at www.cn.ca. Should you decide to attend the meeting, please bring this letter with you to facilitate registration into the meeting.

We look forward to seeing you at the meeting.

Sincerely,

E. HUNTER HARRISON	DAVID G. A. MCLEAN
President and Chief Executive Officer	Chairman of the Board

Item 2

CANADIAN NATIONAL RAILWAY COMPANY

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of our holders of common shares will be held in Le Grand Salon on the Convention Floor of the Fairmont The Queen Elizabeth, 900 René-Lévesque Boulevard West, Montréal, Quebec, on Thursday, April 21, 2005, at 10:00 a.m., (Montréal time) for:

1.	receiving the consolidated financial statements for the year ended December 31, 2004, together with the auditors’ report thereon;

2.	electing the directors;

3.	appointing the auditors;

4.	approving an amendment to the Management Long-Term Incentive Plan; and

5.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 15, 2005, as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Sean Finn Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary

March 8, 2005
Montréal, Quebec

IMPORTANT

If you are not able to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy (the voting instruction form in the case of Employee Shares (as such term is defined in the Information Circular provided in connection with the Meeting)) to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the Internet no later than 5:00 p.m. (Montréal time) on April 20, 2005, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed meeting. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, immediately prior to the commencement of the Meeting, or any adjournment or postponement thereof. If you are a non-registered shareholder, reference is made to the section entitled “If I am a non-registered shareholder” in the Information Circular.

CANADIAN NATIONAL RAILWAY COMPANY

INFORMATION CIRCULAR

WHAT’S INSIDE

SECTION 1 - QUESTIONS AND ANSWERS -		SECTION 5 - OTHER INFORMATION	36
VOTING AND PROXIES	2	Securities Authorized for Issuance Under
		Equity Compensation Plans	36
SECTION 2 - BUSINESS OF THE MEETING	6	Indebtedness of Directors and Executive
Financial Statements	6	Officers	37
Election of Directors	6	Shares Owned or Controlled by Senior
Appointment of Auditors	13	Management	37
Amendment to Management Long-Term		Interest of Informed Persons and Others in
Incentive Plan	14	Material Transactions	37
		Directors’ and Officers’ Insurance	38
SECTION 3 - STATEMENT OF CORPORATE		Shareholder Proposals	38
GOVERNANCE PRACTICES	15	Availability of Documents	38
General	15	Approval	38
Committees of the Board	16
Board and Committee Meetings	17
Board Performance Assessment	17	SCHEDULE A – Record of Attendance and
Board Succession Planning	18	Total Compensation Received by Directors	39
Audit Committee Disclosure	19
Report of the Audit, Finance and Risk		SCHEDULE B – Statement of Corporate
Committee	20	Governance Practices	40

SECTION 4 - STATEMENT OF EXECUTIVE		SCHEDULE C – Charter of the Audit, Finance
COMPENSATION	21	and Risk Committee	50
Officers’ Remuneration	21
Report on Executive Compensation by the		SCHEDULE D – Director Independence Criteria	54
Human Resources and Compensation
Committee	30
Performance Graph	35
Compensation of Directors	35

This Information Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of shareholders or at any adjournment or postponement thereof. In this document “you” and “your” refer to the shareholders of, and “CN”, the “Company” or “we”, “us”, “our” refer to, Canadian National Railway Company. The Meeting will be held in Le Grand Salon on the Convention Floor of the Fairmont The Queen Elizabeth, 900 René-Lévesque Boulevard West, Montréal, Quebec, on Thursday, April 21, 2005, at 10:00 a.m. (Montréal time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 28, 2005, except as indicated otherwise.

SECTION 1 - QUESTIONS AND ANSWERS - VOTING AND PROXIES

The following questions and answers provide guidance on how to vote your shares. If you are not a registered shareholder (i.e., if your shares are held through a bank, trust company, securities broker or other nominee), please refer to the section entitled “If I am a non-registered shareholder”, on page 4 hereof, which explains how to vote your shares.

1.	Q:	WHO CAN VOTE?
	A:	Shareholders who are registered as at the close of business on March 15, 2005, (the “record date”), will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on February 28, 2005, the Company had outstanding 281,490,030 common shares without nominal or par value. Subject to the voting restrictions described below, each common share carries the right to one vote.

2.	Q:	WHAT WILL I BE VOTING ON?
	A:	Shareholders will be voting to (i) elect directors of the Company, (ii) appoint KPMG LLP as auditors of the Company, and (iii) approve an amendment to the Management Long-Term Incentive Plan. Our board of directors and our management are recommending that shareholders vote FOR all three items.

3.	Q:	HOW WILL THESE MATTERS BE DECIDED AT THE MEETING?
	A:	A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

4.	Q:	WHO IS SOLICITING MY PROXY?
	A:	The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained the services of Kingsdale Shareholder Services Inc. for the solicitation of proxies in Canada and the United States, at an aggregate cost estimated to be CAD$38,500 plus additional costs relating to telephone calls and out-of-pocket expenses.

5.	Q:	WHO CAN I CALL WITH QUESTIONS?
	A:	If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call Kingsdale Shareholder Services Inc., the Company’s proxy solicitation agent toll-free at 1-866-749-5464.

6.	Q:	HOW CAN I CONTACT THE TRANSFER AGENT?
	A:	You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave, 9th Floor, Toronto, Ontario M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-866-249-7775 or by email at service@computershare.com.

7.	Q:	HOW DO I VOTE?
	A:	If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “If I am a non-registered shareholder”.

8.	Q:	WHAT ARE THE VOTING RESTRICTIONS?
	A:	Our articles of incorporation, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

If I am a registered shareholder

Voting by Proxy

You are a registered shareholder if your name appears on your share certificate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons named as proxies in such form of proxy are the board chair and the President and Chief Executive Officer of the Company. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy.

  How can I send my form of proxy?

  You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can also vote over the Internet by following the instructions on the form of proxy.

  What is the deadline for receiving the form of proxy?

  The deadline for receiving duly completed forms of proxy or a vote over the Internet is 5:00 p.m. (Montréal time) on April 20, 2005, or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed meeting.

  How will my common shares be voted if I give my proxy?

  If no instructions are indicated, your common shares represented by proxies in favour of management will be voted FOR the election of management’s nominees as directors, FOR the appointment of KPMG LLP as auditors, FOR the increase in the number of options available for grant under the Management Long-Term Incentive Plan and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election to the office of director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead for such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and management has no knowledge of any amendment or other business likely to be brought before the Meeting.

  If I change my mind, how can I revoke my proxy?

  You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the Internet, by way of a subsequent Internet vote.
Voting in Person

If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada. Your vote will be taken and counted at the meeting. If you wish to vote in person at the meeting, do not complete or return the form of proxy.

If I am a non-registered shareholder

If your common shares are not registered in your name and are held in the name of a nominee, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name of The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the non-registered shareholder. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client.

If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

Giving your Voting Instructions

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting. The request for voting instructions supplied to you as a non-registered shareholder by your broker (or the agent or nominee of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent or nominee of the broker) how to vote on behalf of the non-registered shareholder.

The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADPIC”) in Canada. ADPIC typically prepares a machine-readable voting instruction form, mails those forms to non-registered shareholders and asks non-registered shareholders to return the forms to ADPIC, or otherwise communicate voting instructions to ADPIC (by way of the Internet or telephone, for example). ADPIC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A non-registered shareholder who receives an ADPIC voting instruction form cannot use that form to vote common shares directly at the Meeting (except as otherwise provided below). The voting instruction forms must be returned to ADPIC (or instructions respecting the voting of common shares must otherwise be communicated to ADPIC) well in advance of the Meeting in order to have the common shares voted. In any case, you must follow the voting instructions provided by your nominee in order for your common shares to be voted for you.

Voting in Person

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the Meeting.

If I am an employee shareholder

Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans dated September 1, 1997, are known as “Employee Shares”. Employee Shares remain registered in the name of Computershare Trust Company of Canada as custodian, unless the employees have withdrawn their common shares from the Employee Share Investment Plan in accordance with its provisions.

Voting rights attached to the Employee Shares that are registered in the name of Computershare Trust Company of Canada can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to Computershare Trust Company of Canada or any other person or company (who need not be a shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the Internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in favour of management’s propositions and at the discretion of Computershare Trust Company of Canada or such other person indicated, in respect of amendments to management’s propositions or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the Internet) will be voted.

A holder of Employee Shares may revoke his or her directions, as indicated on a voting instruction form, at any time by an instrument in writing executed by the holder of Employee Shares, or by the holder’s attorney duly authorized in writing, provided such written instrument indicating the holder’s intention to revoke is (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or (iii) in any other manner permitted by law, or in the case of directions given by telephone or over the Internet, by way of subsequent telephone or Internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Employee Share Investment Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No form of proxy is to be completed with respect to Employee Shares.

SECTION 2 - BUSINESS OF THE MEETING

Financial Statements

Our consolidated financial statements for the year ended December 31, 2004, together with the auditors’ report thereon, are included in the 2004 Annual Report sent to shareholders with the Notice of Annual Meeting of Shareholders and this Information Circular.

Election of Directors

Our articles of incorporation, as amended, provide that our board of directors shall consist of a minimum of seven and a maximum of 21 directors. Pursuant to a resolution of the board of directors, 15 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of these nominees. The persons nominated are, in the opinion of the board of directors and management, well qualified to act as directors of the Company for the ensuing year. The board of directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of directors.

To better align the interests of the board of directors with those of our shareholders, the substantial majority of the nominees for election to the board of directors are unrelated and independent. Of the 15 nominees, only Mr. Harrison, the President and Chief Executive Officer of the Company, is an officer of the Company. Of the remaining 14 nominees, 13 are considered “unrelated” and “independent” and one, Mrs. Kempston Darkes being a senior executive of a major customer of the Company, is considered “related” to and “not independent” of the Company. In determining whether an outside director is “unrelated”, the board of directors applies the standards developed by the Toronto Stock Exchange. In determining whether a director is an “independent” director, the board of directors applies the standards developed by the Canadian Securities Administrators and the New York Stock Exchange and the additional standards adopted by the board of directors. These standards are set out in Schedule D to this Information Circular and in CN’s Corporate Governance Manual which is available on our website at www.cn.ca/cngovernance.

The following table sets out information regarding the nominees for election as directors as of February 28, 2005, unless otherwise indicated.

	Common Shares Owned, Controlled or Directed(1)		Options held(2)
Name, age, (3) principal occupation and position on committees of the board	February 2005	February 2004	February 2005	February 2004

Michael R. Armellino, C.F.A., 65	42,506	36,600	16,500	16,500
Fort Lee, New Jersey

Mr. Armellino has served on the board of directors since	Mr. Armellino is:
May 7, 1996. Mr. Armellino, a chartered financial	Independent
analyst, is a Retired Partner, The Goldman Sachs Group,	Chair of the Strategic Planning Committee, and
LP (investment bankers). From 1991 to 1994,	Member of:
Mr. Armellino was chair and Chief Executive Officer of	• Audit, Finance and Risk Committee,
Goldman Sachs Asset Management. Prior to 1991, he	• Corporate Governance and Nominating Committee,
had held various positions at Goldman, Sachs & Co.,	• Environment, Safety and Security Committee, and
including senior transportation analyst and partner in	• Investment Committee of CN’s Pension Trust Funds. (4)
charge of research. Mr. Armellino is a trustee of The
Peddie School, chair of Peddie’s Investment Committee
and member of the Executive Committee.

A. Charles Baillie, LL.D., 65	29,364(5)	17,996 (6)	N/A	N/A
Toronto, Ontario

Mr. Baillie has served on the board of directors since	Mr. Baillie is:
April 15, 2003. Mr. Baillie retired as chair of The	Independent
Toronto-Dominion Bank in April 2003, and as Chief	Member of:
Executive Officer of the bank in December 2002.	• Audit, Finance and Risk Committee,
Mr. Baillie is a director of Dana Corporation	• Corporate Governance and Nominating Committee,
(automotive supplier), Ballard Power Systems Inc.	• Human Resources and Compensation Committee, and
(power products manufacturer), George Weston	• Strategic Planning Committee.
Limited (food processing and distribution company)
and Telus Corporation (telecommunications company).

Hugh J. Bolton, F.C.A., 66	9,262(5)	6,900(6)	N/A	N/A
Edmonton, Alberta

Mr. Bolton has served on the board of directors since	Mr. Bolton is:
April 15, 2003. Mr. Bolton is the chair of the board of	Independent
directors of EPCOR Utilities Inc. (energy and energy-	Member of:
related services provider) and Matrikon Inc. (supplier of	• Audit, Finance and Risk Committee,
industrial IT solutions). Mr. Bolton is also a director of,	• Corporate Governance and Nominating Committee, (7)
and chair of the audit committee of Teck Cominco	• Environment, Safety and Security Committee, and
Limited (natural resource group) and a director and chair	• Strategic Planning Committee.
of the audit committee of The Toronto-Dominion Bank.
From 1991 to 1997, Mr. Bolton was chair and Chief
Executive Partner of Coopers & Lybrand Canada (now
PricewaterhouseCoopers).

	Common Shares Owned, Controlled or Directed(1)		Options held(2)
Name, age, (3) principal occupation and position on committees of the board	February 2005	February 2004	February 2005	February 2004

Purdy Crawford, O.C., Q.C., LL.D., 73	49,481(5)	44,098(6)	36,000	36,000
Toronto, Ontario

Mr. Crawford has served on the board of directors since	Mr. Crawford is:
April 25, 1995. Mr. Crawford is Counsel, Osler, Hoskin	Independent
& Harcourt (law firm). Mr. Crawford also served as	Chair of the Human Resources and Compensation
Chief Executive Officer of Imasco Limited (consumer	Committee, and
product company) from 1985 to 1995. He is a member of	Member of:
the board of directors of the following public companies:	• Corporate Governance and Nominating Committee,
Foot Locker, Inc. (retailer of athletic foot wear and	• Strategic Planning Committee, and
apparel), Maple Leaf Foods Inc. (food processing	• Investment Committee of CN’s Pension Trust Funds. (4)
company), Manitoba Telecom Services Inc.
(communications provider) and Seamark Asset
Management Ltd. (investment management services
firm). He is also Trustee of the Clearwater Seafoods
Income Fund.

J.V. Raymond Cyr, O.C., LL.D., 71	27,207(5)	24,600(6)	36,000	36,000
Montréal, Quebec

Mr. Cyr has served on the board of directors since	Mr. Cyr is:
March 29, 1995. Mr. Cyr is chair of PolyValor Inc.	Independent
(university based development company). Mr. Cyr also	Chair of the Environment, Safety and Security Committee
served as chair of Bell Canada from 1985 to 1989 and	and
from 1992 to 1996 and as chair of BCE Inc. from 1989 to	Member of:
1993 (both telecommunications companies). He is a	• Audit, Finance and Risk Committee,
member of the board of directors of several companies,	• Human Resources and Compensation Committee,
including SR Telecom Inc. (wireless access solutions),	• Strategic Planning Committee, and
Transcontinental Inc. (commercial printer), Old Port of	• Investment Committee of CN’s Pension Trust Funds. (4)
Montréal Corporation Inc., Fonds de Solidarité FTQ
(development capital fund), ART Advanced Research
Technologies Inc. (optical imaging company), Triton
Electronik Inc. (electronic contract manufacturing) and
Isacsoft Inc. (information technology and business
process management services company).

Ambassador Gordon D. Giffin, 55	11,649(5)	9,300(6)	13,500	13,500
Atlanta, Georgia

Mr. Giffin has served on the board of directors since	Mr. Giffin is:
May 1, 2001. Mr. Giffin is Senior Partner, McKenna	Independent
Long & Aldridge (law firm) and he was United States	Member of:
Ambassador to Canada from August 1997 to April 2001.	• Corporate Governance and Nominating Committee,
Mr. Giffin is a member of the board of directors of	• Human Resources and Compensation Committee, and
Canadian Imperial Bank of Commerce, Canadian Natural	• Strategic Planning Committee.
Resources Limited (oil and natural gas company),
TransAlta Corporation (electric generation and marketing
company) and Bowater Incorporated (paper company).

	Common Shares Owned, Controlled or Directed(1)		Options held(2)
Name, age, (3) principal occupation and position on committees of the board	February 2005	February 2004	February 2005	February 2004

James K. Gray, O.C., A.O.E., LL.D., 71	23,711(5)	14,963(6)	36,000	36,000
Calgary, Alberta

Mr. Gray has served on the board of directors since	Mr. Gray is:
July 4, 1996. Mr. Gray is Corporate Director and Former	Independent
Chair and Chief Executive Officer, Canadian Hunter	Member of:
Exploration Ltd. (natural gas company). Mr. Gray is a	• Audit, Finance and Risk Committee,
member of the board of directors of several companies,	• Corporate Governance and Nominating Committee,
including Brascan Corporation (asset management	• Environment, Safety and Security Committee, and
company), Emera Incorporated (energy services	• Strategic Planning Committee.
company), Phoenix Technology Income Trust
(technology and services company for oil and gas
industry) and Twin Mining Corporation (mineral
exploration and development company).

E. Hunter Harrison, 60	129,549	95,088	1,512,500	1,987,500
Burr Ridge, Illinois

Mr. Harrison has served on the board of directors since	Mr. Harrison is:
December 7, 1999. Mr. Harrison has been President and	Not independent
Chief Executive Officer of the Company since January 1,	Member of:
2003. He has served as Executive Vice-President and	• Strategic Planning Committee.
Chief Operating Officer of the Company from March
1998 to December 2002. Prior to joining CN,
Mr. Harrison had been a director and President and Chief
Executive Officer of the Illinois Central Corporation and
the Illinois Central Railroad Company from 1993 to
1998.

Edith E. Holiday, 53	8,850	6,600	13,500	13,500
Washington, District of Columbia

Mrs. Holiday has served on the board of directors since	Mrs. Holiday is:
June 1, 2001. Mrs. Holiday is a Corporate Director and	Independent
Trustee and a former General Counsel, United States	Member of:
Treasury Department and Secretary of the Cabinet, The	• Audit, Finance and Risk Committee,
White House. Mrs. Holiday is also a director of	• Strategic Planning Committee, and
H.J. Heinz Company (food company), Amerada Hess	• Investment Committee of CN’s Pension Trust Funds. (4)
Corporation (energy company), RTI International Metals,
Inc. (titanium and metal product manufacturer) and
White Mountains Insurance Group, Ltd. (insurance
company). She is also a director or trustee in various
investment companies of the Franklin Templeton Group
of Funds and operating trustee of TWE Holdings I and II
Trusts.

	Common Shares Owned, Controlled or Directed(1)		Options held(2)
Name, age, (3) principal occupation and position on committees of the board	February 2005	February 2004	February 2005	February 2004

V. Maureen Kempston Darkes, O.C., D. Comm.	12,659(5)	10,109(6)	36,000	36,000
LL.D., 56
Miramar, Florida

Mrs. Kempston Darkes has served on the board of	Mrs. Kempston Darkes is:
directors since March 29, 1995. Mrs. Kempston Darkes	Not independent
is Group Vice-President and President Latin America,	Member of:
Africa and Middle East, General Motors Corporation	• Environment, Safety and Security Committee, (8)
(automobile manufacturer). From 1994 to 2001, she was	• Strategic Planning Committee, and
President and General Manager of General Motors of	• Investment Committee of CN’s Pension Trust Funds. (4) (8)
Canada Limited and Vice-President of General Motors
Corporation. Mrs. Kempston Darkes is also a director of
Noranda Inc. (mining and metals company) and The
Thomson Corporation (provider of integrated information
solutions).

Gilbert H. Lamphere, 52	10,194	12,600	6,000	36,000
New York, New York

Mr. Lamphere has served on the board of directors	Mr. Lamphere is:
since March 24, 1998. Mr. Lamphere is Managing	Independent
Director, Lamphere Capital Management (private	Member of:
equity investment firm). He is also a director of Florida	• Audit, Finance and Risk Committee,
East Coast Industries, Inc. (real estate and	• Human Resources and Compensation Committee,
transportation company) and was chair of Illinois	• Environment, Safety and Security Committee, and
Central Corporation prior to its purchase by the	• Strategic Planning Committee.
Company.

Denis Losier, 52	28,305(5)	25,614(6)	36,000	36,000
Moncton, New Brunswick

Mr. Losier has served on the board of directors since	Mr. Losier is:
October 25, 1994. Mr. Losier is President and Chief	Independent
Executive Officer, Assumption Life (life insurance	Member of:
company). Between 1989 and 1994, Mr. Losier held	• Audit, Finance and Risk Committee,
various cabinet level positions with the government of the	• Human Resources and Compensation Committee,
Province of New Brunswick. He is a director of several	• Environment, Safety and Security Committee,
companies, including Corporate Communications	• Strategic Planning Committee, and
Limited (communication services provider), Enbridge	• Investment Committee of CN’s Pension Trust Funds. (4)
Gas New Brunswick Limited Partnership (natural gas
distribution company) and NAV CANADA (civil air
navigation service company).

	Common Shares Owned, Controlled or Directed(1)		Options held(2)
Name, age, (3) principal occupation and position on committees of the board	February 2005	February 2004	February 2005	February 2004

The Hon. Edward C. Lumley, P.C., LL.D., 65	20,874(5)	18,600(6)	36,000	36,000
South Lancaster, Ontario

Mr. Lumley has served on the board of directors since	Mr. Lumley is:
July 4, 1996. Mr. Lumley is Vice-Chair, BMO Nesbitt	Independent
Burns Inc. (investment bank). From 1986 to 1991, he	Chair of the Investment Committee of CN’s Pension
served as chair of Noranda Manufacturing Group Inc.	Trust Funds, (4) and
Mr. Lumley was a Member of Parliament from 1974 to	Member of:
1984, during which time he held various cabinet	• Human Resources and Compensation Committee,
portfolios in the Government of Canada. Mr. Lumley is a	• Environment, Safety and Security Committee, and
director of several companies, including BCE Inc.	• Strategic Planning Committee.
(telecommunications company), Dollar Thrifty
Automotive Group, Inc. (car rental company), Intier
Automotive Inc. (development and manufacturing of
automotive interiors), Magna Entertainment Corp. (owner
and operator of racetracks) and Magna International Inc.
(supplier of automotive systems, components and
modules).

David G.A. McLean, O.B.C., LL.D., 66	61,209(5)	55,155(6)	45,000	60,000
Vancouver, British Columbia

Mr. McLean has served on the board of directors since	Mr. McLean is:
August 31, 1994. Mr. McLean is board chair of the	Independent
Company and chair and Chief Executive Officer, The	Chair of the Corporate Governance and Nominating
McLean Group (real estate investment company and film	Committee, and
and television facility company).	Member of:
• Human Resources and Compensation Committee,
• Environment, Safety and Security Committee,
• Strategic Planning Committee, and
• Investment Committee of CN’s Pension Trust Funds. (4)

Robert Pace, 50	27,811(5)	25,443(6)	36,000	36,000
Halifax, Nova Scotia

Mr. Pace has served on the board of directors since	Mr. Pace is:
October 25, 1994. Mr. Pace is President and Chief	Independent
Executive Officer, The Pace Group (private holding	Chair of the Audit, Finance and Risk Committee, and
company). Mr. Pace is also a member of the board of	Member of:
directors of several companies, including Maritime	• Corporate Governance and Nominating Committee,
Broadcasting Systems Limited (a 25 radio stations group)	• Strategic Planning Committee, and
and High Liner Foods Incorporated (seafood and other	• Investment Committee of CN’s Pension Trust Funds. (4)
food company).

(1)	The information regarding common shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes Restricted Share Units granted as compensation to directors, but does not include common shares under options.
.
(2)	The information regarding options comprises only options granted under the Management Long-Term Incentive Plan and, also, for Mr. Harrison, options granted under his 1998 employment agreement. Mr. Baillie and Mr. Bolton were not members of the board when options were granted. No options were granted to directors in 2003 and 2004.
.
(3)	The age of the directors is provided as at the date of the Meeting (i.e., on April 21, 2005). The board of directors has adopted a policy, reflected in its Corporate Governance Manual, whereby a director would not, unless otherwise determined by the board of directors, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-second birthday. The board of directors has determined that Mr. Crawford should be nominated for re-election at the Meeting.
.
(4)	The Investment Committee of CN’s Pension Trust Funds is a mixed committee composed of both members of the board of directors as well as officers of the Company.

(5)	Includes Restricted Share Units in the following amounts: A. Charles Baillie: 8,364; Hugh J. Bolton: 7,762; Purdy Crawford: 2,931; J.V. Raymond Cyr: 11,007; Ambassador Gordon D. Giffin: 5,299; James K. Gray: 2,793; V. Maureen Kempston Darkes: 10,859; Denis Losier: 7,157; Edward C. Lumley: 4,974; David G.A. McLean: 8,254; and Robert Pace: 8,011. Pursuant to the terms of the Restricted Share Units, directors or their estates can only access their Restricted Share Units upon retirement, resignation or death.
.
(6)	Includes Restricted Share Units in the following amounts: A. Charles Baillie: 5,996, Hugh J. Bolton: 5,400, Purdy Crawford: 248, J.V. Raymond Cyr: 8,400, Ambassador Gordon D. Giffin: 4,200, James K. Gray: 2,700, V. Maureen Kempston Darkes: 8,309, Denis Losier: 4,800, Edward C. Lumley: 2,700; David G.A. McLean: 4,200, Robert Pace: 5,643. Pursuant to the terms of the Restricted Share Units, directors or their estate can only access their Restricted Share Units upon retirement, resignation or death.
.
(7)	Mr. Bolton was appointed to the Corporate Governance and Nominating Committee on March 2, 2004.
.
(8)	On March 2, 2004, Mrs. Kempston Darkes stepped down from the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee, so that these two committees could be composed solely of “unrelated”, “independent” directors. On the same date, she was appointed to the Environment, Safety and Security Committee and the Investment Committee of CN’s Pension Trust Funds.

Each director must own, within five years of joining the board of directors, not less than CAD$250,000 in value of our common shares (including Restricted Share Units and other rights or securities under similar plans, if any, but not including the value of unexercised options). Each Restricted Share Unit is equal in value to one common share. As of the date hereof, each director meets such minimum level of ownership. The average value of common shares (including Restricted Share Units) of the Company owned by non-executive directors is approximately CAD$1.98 million (based on the February 28, 2005, average closing price of the common shares of the Company on the Toronto and New York stock exchanges).

As of February 28, 2005, no members of our board of directors served together on the boards of other public companies.

A record of attendance by directors at meetings of the board and its committees, as well as the number of board and board committee meetings held during the 12-month period ended December 31, 2004, are set out in Schedule A to this Information Circular.

To the knowledge of the Corporation and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)	Mr. Crawford, a director of the Company, was the Chairman of Allstream Inc. when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in September 2002. Allstream Inc., through a series of negotiations with bondholders and other creditors, successfully emerged from the CCAA proceedings and was restructured in April 2003, though Mr. Crawford is no longer a director of Allstream Inc.;

(ii)	Mr. Cyr, a director of the Company, was a director of Air Canada when it filed for protection under the CCAA in April 2003 and was a director of Cable Satisfaction International Inc. when it filed for protection under the CCAA in July 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004 and Cable Satisfaction International Inc.’s second amended and restated plan of arrangement and reorganization was approved by its creditors and sanctioned by the Quebec Superior Court in

March 2004. Mr. Cyr is no longer a director of Air Canada and Cable Satisfaction International Inc.; and

(iii)	Mr. Lumley, a director of the Company, was a director of Air Canada when it filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004, though Mr. Lumley is no longer a director of Air Canada.

Appointment of Auditors

KPMG LLP has served as the Company’s auditors since 1992. In 2004 and 2003, fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

Year ended December 31	2004 (CAD$)	2003 (CAD$)

Audit Fees	2,883,805	2,326,447
Audit-Related Fees	271,517	107,028
Tax Fees	700,733	928,408
Other Fees	275,000	245,000

Total	4,131,055	3,606,883

Pursuant to the terms of its charter, the Audit, Finance and Risk Committee of CN approves all audit services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit, Finance and Risk Committee pre-approved all the services performed by our independent auditors for audit-related and non-audit related services for the year ended December 31, 2004 that were required to be pre-approved.

A discussion of the nature of the services under each category is described below.

Audit fees

Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements, those of its subsidiaries and the Company’s pension plan financial statements.

Audit-related fees

Audit-related fees were incurred for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

Tax fees

Consists of fees incurred for consultations on cross-border tax implications for employees and tax compliance. 2003 fees also include an amount of $250,000 incurred for a research and development tax credit claim.

Other fees

In 2004 and in 2003, the entire amounts were incurred for consultations with respect to the Sarbanes-Oxley Act, Section 404 “Report on Internal Controls.”

The mandate of the Audit, Finance and Risk Committee, attached as Schedule C to this Information Circular, states that the Audit, Finance and Risk Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. On January 20, 2003, the Audit, Finance and Risk Committee and the board of directors adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit, Finance and Risk Committee.

The board of directors recommends that KPMG LLP be appointed to serve as our auditors until the next annual meeting of shareholders. Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

Amendment to Management Long-Term Incentive Plan

The Company is seeking the approval of shareholders to amend the Management Long-Term Incentive Plan (the “Plan”). See “Management Long-Term Incentive Plan”.

On January 25, 2005 the board of directors approved, subject to shareholder and regulatory approvals, an increase of 7,500,000 common shares, which may be issued under the Plan.

This increase in reserve is consistent with the Company’s reliance on long-term incentive vehicles and proven track record of using stock options, adapting their features to the varying business requirements. The Human Resources and Compensation Committee and the board of directors believe that stock options, in combination with other incentive vehicles, have played a significant role in the Company’s achievement of strong results and enhanced shareholder value. Even though the Company did not grant options in 2004, the Human Resources and Compensation Committee and the board consider that stock options should continue to be used, in conjunction with other incentive vehicles, to align management’s interests with shareholder value growth as well as to provide retention of key talent. As such it is important that the Company holds sufficient shares on reserve.

On February 28, 2005, the following options were outstanding, as a percentage of issued common shares. The numbers shown below reflect the grant of options in the first two months of 2005.

	Number of options/shares	Percentage of outstanding shares

Total number of stock options outstanding (1)	12,347,759	4.4%

Remaining option reserve available for future issuance	586,406	0.2%

Total number of shares issuable from stock options before the amendment	12,934,165	4.6%

Additional option reserve requested	7,500,000	2.7%

Total number of shares issuable from stock options following the amendment	20,434,165	7.3%

(1) Includes Illinois Central and Wisconsin Central stock options which were converted into CN options following the mergers.

Pursuant to the rules of the stock exchanges, this amendment to the Plan must be approved by the shareholders. The following resolution of the shareholders is therefore submitted to the vote of the shareholders and must be adopted by the majority of votes cast by the shareholders in person or represented by proxy at the Meeting.

“RESOLVED

THAT, subject to regulatory approval, the Company’s Management Long-Term Incentive Plan be and is hereby amended to increase the maximum number of common shares which may be issued under the Plan from 22,500,000 to 30,000,000.”

The board of directors recommends that the shareholders vote in favour of the approval of the resolution. Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the accompanying form of proxy or voting instruction intend to vote FOR the resolution to increase the maximum number of common shares which may be issued under the Plan.

SECTION 3 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

We are committed to adhering to the highest standards in all aspects of our activities and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the board of directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the board of directors on January 21, 2003, and revised on March 2, 2004, and again on March 8, 2005, and which is available on our website at www.cn.ca/cngovernance. Our Corporate Governance Manual is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving practices, the changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation that is given to all persons elected or appointed to the board of directors.

Under the current rules of the Toronto Stock Exchange (the “TSX”), we are required to disclose information relating to our system of corporate governance with reference to the TSX Corporate Governance Standards (the “TSX Standards”). We compare, in Schedule B to this Circular, our corporate governance practices to those set forth in the TSX Standards and refer, where appropriate, to rules of the Canadian Securities Administrators, the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission, as well as corporate governance standards of the New York Stock Exchange.

As described in Schedule B, the board of directors has adopted a Code of Business Conduct which governs the behaviour of the directors, officers and employees of CN. The Code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Auditing Hot Line. The Code is available on our website at www.cn.ca/cngovernance. The board of directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints to us and (ii) to communicate directly with the chairman who presides all non-management director sessions. These procedures are also described on our website at www.cn.ca/cngovernance.

The board of directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal stated corporate objective, which is the enhancement of shareholder value.

Committees of the Board

Given our size, the nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the board of directors has subdivided its supervision mandate into five areas and has established committees that have certain responsibilities for such areas. These committees are the Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual on our website at www.cn.ca/cngovernance. The board of directors also established the Investment Committee of CN’s Pension Trust Funds which is a mixed committee composed of both members of the board of directors as well as officers of the Company. All committees report to the board of directors and, subject to certain limited exceptions, there are no standing delegations of the board of directors’ decision-making authority to committees.

The following is a brief summary of the mandate of each committee of the board of directors.

  The Audit, Finance and Risk Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, disclosure controls and procedures, internal controls and internal and external auditors and reviewing financings. As part of these responsibilities, the Audit, Finance and Risk Committee reviews the annual and quarterly financial statements, financial information contained in publicly disseminated documents and the annual external auditors’ report and recommends the retention and, if appropriate, the removal of the Company’s external auditors. It also approves all audit services and pre-approves all permitted non-audit services provided by the external auditors.

  The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the board of directors and its committees and overseeing corporate governance matters. As part of these responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the board of directors and, in consultation with the board chair, identifies candidates qualified to become board members. This Committee reviews the corporate governance principles applicable to the Company and monitors the disclosure of its practices.

  The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning, including ensuring that appropriate mechanisms are in place regarding the succession planning for the position of President and Chief Executive Officer and reviewing the evaluation of executive management’s performance and recommending to the board of directors executive management’s compensation. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives.

  The Environment, Safety and Security Committee has the responsibility of overseeing the development and implementation of environmental, safety and security policies, procedures and guidelines, assessing corporate, environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration.

  The Strategic Planning Committee focuses on financial and strategic issues, including the review of the key assumptions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the board of directors.

The Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the Company’s Investment Division, advising the Company’s Investment Division on investment of assets of CN’s Pension Trust Funds and approving certain of the investments and/or loans made or interests acquired by CN’s Pension Trust Funds.

Board and Committee Meetings

The board chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the board of directors and its committees. During such process, the Corporate Secretary, in collaboration with the committee chairs and the appropriate executive officers, establishes committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If during the course of the year events or circumstances require board or committee action or consideration, additional meetings are called. In 2004, no such additional meetings were held. However, on a few occasions all board members were invited to participate in certain committee meetings, regardless of whether they were members of these committees or not. The total number of meetings held during the course of 2004 by the board of directors and each of its committees is set out in Schedule A to this Information Circular.

Communication regularly takes place between the board chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the board of directors or committees having special supervisory responsibilities.

Board Performance Assessment

The board of directors has implemented, and reviews, from time to time, a process to annually assess its effectiveness, the effectiveness of its committees, the board chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the board chair and is comprised of the following steps:

The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the board chair, taking into account current issues, the findings of previous years and input from the board of directors:

(i) board and committee performance evaluation questionnaires, including an assessment of individual directors;

(ii) a board chair evaluation questionnaire; and

(iii) committee chair evaluation questionnaires.

Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the board chair, except for the responses to the board chair evaluation questionnaires, which are forwarded directly to each of the chairs of the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee.

Following receipt of the completed questionnaires, the board chair contacts every director to discuss the answers received from and in respect of such director and any comments to the questionnaires which the director may have. One of the Audit, Finance and Risk Committee or Human Resources and Compensation Committee chairs also discusses individually with each director his or her responses and comments on the board chair evaluation questionnaire.

Reports are then made by the board chair and the Audit, Finance and Risk Committee and Human Resources and Compensation Committee chairs to the board of directors, with suggestions to improve the effectiveness of the board of directors, board committees, board and committee chairs and separately to individual directors in respect of their personal performance.

In addition to the above-mentioned process, the board may, from time to time, hire an independent advisor to assess or assist the board of directors in independently assessing the performance of the board of directors, board committees, board and committee chairs and individual directors.

At the end of 2004, the Corporate Governance and Nominating Committee and the board carried out an individual director peer assessment with the assistance of an independent advisor. Peer assessment questionnaires were completed by each director and forwarded directly and confidentially to the advisor. Responses were then consolidated in an individual director report and distributed by the advisor directly to each director, as well as to the board chair, and a report was made by the board chair to the board of directors.

Board Succession Planning

In consultation with the board chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the board of directors. It considers their qualifications under applicable law, the validity of the credentials underlying the appointment of each nominee, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the board of directors, including their attendance at board and committee meetings. In proposing the list of board nominees, the board of directors is guided by the process described in our Corporate Governance Manual, which is posted on our website at www.cn.ca/cngovernance. As part of the process, the board chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process.

Audit Committee Disclosure

The Canadian Securities Administrators’ Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) currently requires issuers to disclose certain information in their annual information forms with respect to the existence, charter, composition, and education and experience of the members of their audit committees, as well as all fees paid to external auditors. However, since an issuer’s information circular is more widely disseminated than is its annual information form, we have decided to present such required disclosure with respect to our Audit, Finance and Risk Committee in this Information Circular and to incorporate this information by reference into our annual information form. The charter of our Audit, Finance and Risk Committee is attached as Schedule C to this Information Circular and is also accessible on our website at www.cn.ca/cngovernance.

Composition of the Audit Committee

The Audit, Finance and Risk Committee is composed of nine “unrelated”, “independent” directors, namely, Robert Pace, chair of the Committee, Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, J.V. Raymond Cyr, James K. Gray, Edith E. Holiday, Gilbert H. Lamphere and Denis Losier.

Education and Relevant Experience of the Audit, Finance and Risk Committee Members

The board of directors believes that the composition of the Audit, Finance and Risk Committee reflects a high level of financial literacy and expertise. Each member of the committee has been determined by the board to be financially literate, as such terms are defined under Canadian and United States securities laws and regulations and the New York Stock Exchange Corporate Governance Standards. The board has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit, Finance and Risk Committee that is relevant to the performance of his or her responsibilities as a member of the committee:

Mr. Pace is President and Chief Executive Officer, The Pace Group Ltd. (private holding company). Mr. Pace is also a member of the board of directors of several companies, including Maritime Broadcasting Systems Ltd. (a 25 radio stations group) and High Liner Foods Incorporated (seafood and other food company). Mr. Pace holds an MBA from Dalhousie University in Halifax, Nova Scotia, and has more than 20 years of business experience.

Mr. Armellino is a Retired Partner, The Goldman Sachs Group, LP (investment bankers). From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including those of senior transportation analyst and partner in charge of research. He is a Chartered Financial Analyst. Mr. Armellino holds an MBA in finance from the Stern School of Business (New York University), New York and has more than 25 years of experience as a securities analyst.

Mr. Baillie retired as chair of the Toronto-Dominion Bank in April 2003, and as Chief Executive Officer of the bank in December 2002. Mr. Baillie is a director of Dana Corporation (automotive supplier), Ballard Power Systems Inc. (power products manufacturer), George Weston Limited (food processing and distribution company) and Telus Corporation (telecommunications company). Mr. Baillie earned an MBA from the Harvard Business School, Cambridge, Massachusetts.

Mr. Bolton is the chair of the board of directors of EPCOR Utilities Inc. (energy and energy-related service provider) and Matrikon Inc. (supplier of industrial IT solutions). Mr. Bolton is also a director of, and chair of the audit committee of Teck Cominco Limited (natural resource group) and of the Toronto-

Dominion Bank. From 1991 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Ontario and Alberta Institutes of Chartered Accountants.

Mr. Cyr is the chair of the board of directors of PolyValor Inc. (university based development company) and a former Chief Executive Officer of BCE Inc. and Bell Canada. Mr. Cyr was also chair of BCE Inc. from 1989 to 1993 and chair of Bell Canada from 1985 to 1989 and from 1992 to 1996 (both telecommunication companies). He is a member of the board of directors of several companies, including SR Telecom Inc. (wireless access solutions), Transcontinental Inc. (commercial printer), Old Port of Montréal Corporation Inc., Fonds de Solidarité FTQ (development capital fund), ART Advanced Research Technologies Inc. (optical imaging company), Triton Electronik Inc. (electronic contract manufacturing) and Isacsoft Inc. (information technology and business process management services company). Mr. Cyr holds a Bachelor of Applied Science from École Polytechnique, University of Montreal.

Mr. Gray is corporate director and former chair and Chief Executive Officer of Canadian Hunter Exploration Ltd. (natural gas company). Mr. Gray is a member of the board of directors of several companies, including Brascan Corporation (asset management company), Emera Incorporated (energy services company), Phoenix Technology Income Trust (technology and services company for oil and gas industry) and Twin Mining Corporation (mineral exploration and development company). He has served on the audit committee of several public corporations. Mr. Gray holds a BA in Geology from the University of British Columbia.

Mrs. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and Secretary of the Cabinet at The White House. Mrs. Holiday is also a director of H.J. Heinz Company (food company), Amerada Hess Corporation (energy company), RTI International Metals, Inc. (titanium and metal product manufacturer) and White Mountains Insurance Group, Ltd. (insurance company). She is also a director or trustee in various investment companies of the Franklin Templeton Group of Funds and operating trustee of TWE Holdings I and II Trusts. Mrs. Holiday holds a Juris Doctor from the College of Law, University of Florida.

Mr. Lamphere is Managing Director, Lamphere Capital Management (private equity investment firm). He is also a director of Florida East Cost Industries, Inc. (real estate and transportation company) and was chair of Illinois Central Corporation prior to its purchase by the Company. Mr. Lamphere has been managing director and member of the General Partner, Fremont Partners (investment fund) and Vice-president mergers and acquisitions for Morgan Stanley & Co. (investment banker). Mr. Lamphere holds an MBA from the Harvard Business School, Cambridge, Massachusetts and has been on the audit committee of several public corporations.

Mr. Losier is President and Chief Executive Officer, Assumption Life (life insurance company). Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director of several companies, including Corporate Communications Limited (communication services provider), Enbridge Gas New Brunswick Limited Partnership (natural gas distribution company) and NAV CANADA (civil air navigation service company). Mr. Losier holds a Masters of Economics from the University of Western Ontario.

Report of the Audit, Finance and Risk Committee

The Audit, Finance and Risk Committee monitors the quality and integrity of the accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through discussions with management, the external auditors and the internal auditors. The Audit, Finance and Risk Committee is responsible for reviewing annual and quarterly financial statements prior to their approval by the board of directors.

The Audit, Finance and Risk Committee has reviewed and discussed the audited consolidated financial statements of the Company for the year ended December 31, 2004, with management; discussed with the independent external auditors the matters requiring discussion under professional auditing guidelines and standards in Canada and the United States; and received the written disclosures from the independent external auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States, and has discussed with the external auditors their independence. Based on these reviews and discussions, the Audit, Finance and Risk Committee recommended to the board of directors that the audited consolidated financial statements of the Company for the year ended December 31, 2004, be included in the annual report to shareholders and that KPMG LLP be reappointed as independent external auditors by the shareholders.

The Audit, Finance and Risk Committee met five times in 2004. The committee’s charter is set out in Schedule C to this Information Circular.

Submitted by the Audit, Finance and Risk Committee of the board of directors:

Robert Pace, chair
Michael R. Armellino
A. Charles Baillie
Hugh J. Bolton
J.V. Raymond Cyr
James K. Gray
Edith E. Holiday
Gilbert H. Lamphere
Denis Losier

The above Report of the Audit, Finance and Risk Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Information Circular in any filing under applicable Canadian and U.S. securities legislation, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such applicable securities legislation.

SECTION 4 - STATEMENT OF EXECUTIVE COMPENSATION

Officers’ Remuneration

Compensation of Named Executive Officers of the Company

The following table sets forth the annual compensation for the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and for each of the other three most highly compensated executive officers of the Company (together, the “Named Executive Officers”) for the year ended December 31, 2004, and for each of the two preceding years. All figures related to shares, share units and options are shown on a post-split basis and have been restated as necessary to reflect the three-for-two stock split of February 27, 2004.

Summary Compensation Table(1)

							Long-Term Compensation
		Annual Compensation
							Awards			Payouts

Name and Principal Position(2)	Year	Salary (US$)		Bonus(4) (US$)	Other Annual Compensation(5) (US$)		Securities Under Options/SARs Granted (#)	Shares or Units subject to Resale Restrictions(8) (US$)		Long-Term Incentive Plan Payouts (US$)		All Other Compensation (US$)

E. Hunter Harrison	2004	1,250,000		3,500,000	1,162,823	(6)	Nil	8,100,000	(9)	1,592,779	(10)	550,823	(12)
President and Chief	2003	1,100,000		1,430,000	50,001		540,000	Nil		Nil		263,250	(12)
Executive Officer	2002	935,000		238,600	68,875		337,500	Nil		605,364	(11)	252,690	(12)

Claude Mongeau	2004	475,000		652,500	Nil		Nil	Nil		597,292	(10)	214,442	(13)
Executive Vice-President	2003	446,000		346,200	Nil		162,000	Nil		Nil		3,355	(13)
and Chief Financial Officer	2002	425,000		90,000	Nil		135,000	Nil		Nil		2,539	(13)

James M. Foote	2004	475,000		652,500	15,430		Nil	Nil		557,473	(10)	249,920	(12)(13)
Executive Vice-	2003	446,000		346,200	14,107		162,000	Nil		Nil		22,500	(12)(13)
President, Sales and Marketing	2002	425,000		90,000	9,218		135,000	Nil		Nil		8,039	(12)(13)

Ed L. Harris	2004	324,000	(3)	381,700	7,425		Nil	Nil		398,195	(10)	132,309	(12)(13)
Executive Vice-	2003	299,000	(3)	203,600	38,260	(7)	64,500	Nil		Nil		11,131	(12)
President, Operations	2002	273,000	(3)	52,500	61,283	(7)	52,500	Nil		Nil		8,036	(12)

Sean Finn	2004	305,000		380,100	Nil		Nil	Nil		298,646	(10)	Nil
Senior Vice-President	2003	262,500		185,500	Nil		64,500	Nil		Nil		Nil
Public Affairs, Chief	2002	190,000		43,000	Nil		45,000	Nil		Nil		Nil
Legal Officer and
Corporate Secretary

(1)	Payments made in Canadian currency were converted using average rates of exchange of 1.3015, 1.4015 and 1.5704, respectively, for the years 2004, 2003 and 2002.
.
(2)	Mr. Harrison was appointed President and Chief Executive Officer effective January 1, 2003. Mr. Harris was appointed Senior Vice-President, Operations, on July 1, 2003 and Executive Vice-President, Operations on March 8, 2005. Mr. Finn was appointed Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary on February 3, 2003.
.
(3)	Amounts shown include salary deferrals whereby Mr. Harris elected to defer a portion of his salary (US$14,803 in 2004, US$59,239 in 2003 and US$120,333 in 2002) into the Company’s Senior Management Deferred Compensation Plan.
.
(4)	Amounts shown include bonus deferrals made under the Voluntary Incentive Deferral Plan whereby all or a portion of the bonus is received in the form of deferred share units payable in cash upon retirement or termination of employment (see “Voluntary Incentive Deferral Plan”). Mr. Mongeau elected to receive 60% of his 2003 bonus in the form of 4,996 deferred share units (based on a share price of US$41.58) and 70% of his 2004 bonus in the form of 7,981 deferred share units (based on a share price of US$57.23). Mr. Foote elected to receive 100% of his 2002 bonus in the form of 3,271 deferred share units (based on a share price of US$27.51), 100% of his 2003 bonus in the form of 8,326 deferred share units (based on a share price of US$41.58) and 100% of his 2004 bonus in the form of 11,401 deferred share units (based on a share price of US$57.23). Mr. Harris elected to receive 30% of his 2003 bonus in the form of 1,469 deferred share units (based on share price of US$41.58) and 50% of his 2004 bonus in the form of 3,335 deferred share units (based on a share price of US$57.23). Mr. Harris also elected to defer 30% of his 2003 bonus and 100% of his 2002 bonus into the Company’s Senior Management Deferred Compensation Plan.
.
(5)	Includes the value of perquisites, other personal benefits and other compensation (as applicable), such as imputed interest on loans, tax gross-up or tax protection so that net income after taxes is not less than it would have been in the U.S.. Aggregate perquisites and other personal benefits that are less than CAD$50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers, are not included in this column. Amounts for 2002 and 2003 have been restated to reflect a change in reporting methodology. Dividend equivalents and above-market interest rates are now shown under the All Other Compensation column of the table (see note 13). Also, adjustments in the disclosure of certain amounts related to perquisites and other benefits included in this column have been made to reflect clarifications in the reporting threshold requirements.
.
(6)	Includes US$33,946 for club membership fees, the forgiveness of a US$653,250 interest-free loan and tax gross-up in the amount of US$451,342. A loan in the amount of US$653,250 was forgiven on June 30, 2004 pursuant to Mr. Harrison’s employment agreement (see “Employment Contracts/Agreements”), including tax gross-up. This loan relates to the payment by the Company of tax liability following the forgiveness of a US$1,500,000 loan on March 30, 2001, pursuant to Mr. Harrison’s employment agreement.
.
(7)	The tax protection benefit of US$49,952 published in the 2004 circular, which was an estimate based on Mr. Harris’s expected tax liability, was reviewed to reflect the actual tax protection benefit for the year. After reconciliation of Mr. Harris’s tax returns, the value of benefit was established at US$14,031 for 2003 and is included in the amount shown above. Also includes tax protection payment in the amount of US$35,460 for 2002.
.
(8)	Award of performance-based restricted share units under the annual long-term incentive grants are reported in the Long-Term Incentive Plan – Awards in the Last Financial Year table.

(9)	Mr. Harrison was awarded 202,500 restricted share units on April 22, 2004 pursuant to the terms of his employment agreement. The award value of US$8,100,000 is established based on a share price of US$40.00 on the day of the grant. This award vests and is paid out as to 20% per year starting on December 31, 2004, and is not eligible to receive dividends or dividend equivalents. On December 31, 2004, Mr. Harrison held 162,000 restricted share units (following the payout of 40,500 units vesting on that date) for a value of US$9,922,500, based on a December 31, 2004 share price of US$61.25 (these amounts exclude performance-based restricted share units reported in the Long-Term Incentive Plan table below).
.
(10)	Share units were awarded in 2001 under the Mid-Term Incentive Share Unit Plan (see “Mid-Term Incentive”), of which 60.9% vested on June 30, 2004. The share units were paid out to participants in the form of cash, shares and/or deferred share units. The value of the share units shown in the table is based on the closing price of the common shares on June 30, 2004 (US$43.59 per share) and include payout deferrals made under the Voluntary Incentive Deferral Plan. Messrs. Mongeau, Foote and Harris elected to defer 100% of their payout into, respectively, 13,703, 12,789 and 9,003 deferred share units, payable in cash upon retirement or termination of employment.
.
(11)	60,000 performance-based restricted shares were granted to Mr. Harrison on March 30, 1998, pursuant to the terms of his employment agreement. The vesting of the restricted shares was subject to the Company’s attainment, during years 1999, 2000 and 2001, of performance objectives, and to Mr. Harrison’s continued employment during such period. The last third of restricted shares vested and were paid out on January 22, 2002 and, based on the closing price of the common shares on the NYSE on such date, had a value of US$605,364 (US$30.27 per share). All of the 60,000 performance-based restricted shares are vested.
.
(12)	Includes Illinois Central Corporation contributions to a 401(k) plan, amounts accrued under an executive account balance and under an excess benefit plan as well as Illinois Central Corporation contributions to a defined contribution plan.
.
(13)	Includes dividend equivalent amounts earned under the Voluntary Incentive Deferral Plan and Senior Executive Bonus Share Plan, and above- market interest rate credited on amounts deferred under the Senior Management Deferred Compensation Plan. Also includes company match on bonus deferrals made during 2004 for Messrs. Mongeau, Foote and Harris of US$201,253, US$225,918 and US$113,375, respectively. See note 5 for change in methodology information.

Long-Term Incentive Plan – Awards in the Last Financial Year

The following table shows information regarding grants of restricted share units made to Named Executive Officers under the Restricted Share Unit Plan during the financial year ended December 31, 2004. The Restricted Share Unit Plan was approved by the board of directors at its meeting held on January 27, 2004. Except for an award of 202,500 units made to the President and Chief Executive Officer on April 22, 2004, the awards entitle designated senior management employees to receive a cash payout on January 31, 2007 (or earlier under certain conditions) of the value of such units based on the share price upon payout. Payout is subject to the attainment of targets related to return on invested capital, between January 1, 2004 and December 31, 2006, and to the Company’s share price during the three-month period ending December 31, 2006. The award of 202,500 units made to the President and Chief Executive Officer on April 22, 2004 vests and is paid out as to 20% per year starting on December 31, 2004.

				Estimated Future Payouts under Non-Securities-Price-Based Plans

Name	Securities, Units or Other Rights (#)		Performance or Other Period Until Maturation or Payout	Threshold (#)		Target (#)		Maximum (#)

E. Hunter Harrison	180,000	(1)	December 31, 2006	144,000	(2)	180,000	(2)	216,000	(2)
	202,500		December 31, 2008	202,500		202,500		202,500

Claude Mongeau	52,500	(1)	December 31, 2006	42,000	(2)	52,500	(2)	63,000	(2)

James M. Foote	52,500	(1)	December 31, 2006	42,000	(2)	52,500	(2)	63,000	(2)

Ed L. Harris	21,000	(1)	December 31, 2006	16,800	(2)	21,000	(2)	25,200	(2)

Sean Finn	18,000	(1)	December 31, 2006	14,400	(2)	18,000	(2)	21,600	(2)

(1)	The award was made on January 27, 2004 at a closing stock price of US$41.20. The award payout may be accelerated starting on December 31, 2005 if certain performance conditions related to the Company’s share price are met.
.
(2)	The number of units paid out will be 80%, 100% and 120% of the grant if return on invested capital reaches, respectively, threshold, target and maximum performance.

Aggregate Option Exercises During the Last Financial Year and Financial Year-End Option Value

The following table shows information regarding exercises of stock options granted to Named Executive Officers under the Management Stock Option Plan and the Management Long-Term Incentive Plan (and for Mr. Harrison a grant in 1998 under his employment agreement) during the financial year ended December 31, 2004. See “Management Stock Option Plan” and “Management Long-Term Incentive Plan” below for a description of such plans.

	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$)	Unexercised Options at FY-End (#)		Value of Unexercised In-The- Money Options at FY-End(1) (US$)

Name			Exercisable	Unexercisable	Exercisable	Unexercisable

E. Hunter Harrison	Nil	Nil	1,383,732	603,768	41,879,434	14,170,766

Claude Mongeau	50,000	1,412,128	272,119	199,881	7,459,270	4,596,327

James M. Foote	181,500	4,623,514	188,994	98,006	4,572,949	4,538,697

Ed L. Harris	66,000	2,092,019	81,498	80,502	2,021,387	1,866,855

Sean Finn	15,000	291,042	79,623	80,502	2,035,322	1,918,238

(1)	Value of unexercised in-the-money options at financial year-end is the difference between the average closing price of the common shares on December 31, 2004, on the New York and Toronto stock exchanges (CAD$73.35), and the exercise price, converted using the average rate of 1.3015 for 2004. This value has not been, and may never be, realized. The actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Management Stock Option Plan

At the time of the initial public offering in November 1995, eligible managers of the Company were granted options under the Management Stock Option Plan (the “IPO Plan”) to acquire common shares at CAD$9.00 per share. Options are non-transferable except, in certain circumstances, upon the death of the holder of such options. The remaining options under the IPO Plan have a maximum term of 10 years from the date of the grant. Options may be cancelled upon the termination of a participant’s employment for cause or, if the participant voluntarily terminates employment. In the event of the death of a participant, all options held by such participant may be cancelled 180 days after the participant’s death. In the event that the participant’s employment is terminated by the Company other than for cause, all options held by such participant may be cancelled 30 days after termination of the participant’s employment. A participant may exercise options for up to three years after retirement. All options under the IPO Plan have vested, effective January 26, 2000. No further options may be granted under the IPO Plan. There were 9,975 options exercisable under the IPO Plan as of December 31, 2004 (representing a negligible percentage of outstanding shares), with 2,141,076 shares (0.8% of outstanding capital) having been issued following the exercise of options under the IPO Plan to that date. Any option not exercised by November 28, 2005 will expire. The board has the authority to make changes to the Plan that it deems proper, without shareholder approval, subject to regulatory approval, as applicable.

Management Long-Term Incentive Plan

The Company has adopted the Management Long-Term Incentive Plan (the “Plan”) approved by the Shareholders on May 7, 1996 and amended on April 28, 1998 and on January 23, 2001.

The eligible participants under the Plan are employees of the Company or its affiliates and non-employee board directors, as determined by our board of directors. Grants can no longer be made to non-employee board directors under the Plan. While they remain as participants to the Plan for previous grants, the last time non-employee directors received options was in 2002. The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares with regard to which awards may be made to any participant under the Plan and under any other plan which the Company has or may eventually have shall not exceed 5% of the common shares issued and outstanding. The maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. Options are non-transferable except, in certain circumstances, upon the death of the holder of such options.

Stock options have a maximum exercise period of 10 years. The exercise price must be at least equal to the closing price of the common shares on the Toronto Stock Exchange or the New York Stock Exchange on the date of grant. Vesting criteria, including the date or dates upon which all or a portion of the options become exercisable, and Company performance targets which may have to be met for options to become exercisable, are established with respect to each grant.

Stock options may be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment. In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant may be cancelled 30 days or three months after termination of the participant’s employment (depending on the date of grant) and three years after retirement. In the event of certain material transactions (as defined in the Plan), any unvested non-performance-related options will vest immediately. In the event of a participant’s death, all options may be exercised by the estate for a period of six or twelve months (depending on the date of grant). A participant may exercise options for up to three years after retirement.

The board has the authority to make changes to the Plan that it deems proper without shareholder approval, subject to regulatory approval, as applicable.

During the financial year ended December 31, 2004, the Company did not grant any options to purchase common shares. As at December 31, 2004, options for a total of 11,723,158 common shares had been granted and were outstanding and a total of 1,231,372 common shares remained issuable under the Plan, representing respectively 4.1% and 0.4% of issued and outstanding common shares. A total of 9,545,470 shares (3.4% of outstanding capital) having been issued following the exercise of options under the Plan to that date.

Employment Contracts/Arrangements

Effective January 1, 2003, Mr. Harrison was appointed President and Chief Executive Officer of the Company. Mr. Harrison’s existing contract was set to expire on December 31, 2005. In view of Mr. Harrison’s outstanding performance in the role, the board wished to prolong the arrangement with the CEO and entered into negotiations to establish a longer-term commitment at the beginning of 2004. On April 22, 2004, the Company entered into an employment agreement (the “Agreement”) with Mr. Harrison which replaces his previous employment agreement and provides the terms of his employment to December 31, 2008. As a result of making this long-term commitment, Mr. Harrison received a special onetime award of 202,500 restricted share units effective April 22, 2004. This special award vests and is paid out as to 20% per year starting on December 31, 2004. Pursuant to the Agreement, Mr. Harrison’s base salary was established at US$1,250,000 for 2004, subject to annual reviews by the board of directors and subject to a minimum increase. Mr. Harrison is also eligible to receive an annual incentive bonus under the Company’s Annual Incentive Bonus Plan, with a target payout of 140% of base salary and a maximum payout of 280% of base salary. Under the Agreement, Mr. Harrison also became entitled to an annual pension benefit of US$900,000 effective January 1, 2005, an increase of US$100,000 over the amount that would be accrued under the previous agreement (see “Pension Plans”). The Agreement includes non-competition and non-solicitation restrictions upon Mr. Harrison following the termination of his employment for any reason, in respect of which he is entitled to receive US$350,000 per year for a two-year period, provided that he complies with the restrictions.

Other terms of Mr. Harrison’s previous agreement were generally maintained, including the eligibility to participate in the Company’s plans as offered to other executives, termination of employment conditions, loan forgiveness and post-retirement coverage. If Mr. Harrison’s employment is terminated at any time during the term of the Agreement by the Company without “Cause” or by Mr. Harrison for “Good Reason” (as those terms are defined in the Agreement), in addition to receiving his accrued base salary and a pro rata portion of his annual target bonus, Mr. Harrison will receive an amount equal to three times the sum of his annual base salary and annual target bonus. Mr. Harrison will also be entitled to continuation of his employee benefits for three years and he will be entitled to exercise certain of his vested stock options for the full term of such options. The Agreement also includes special provisions relating to tax equalization payments in respect of Mr. Harrison’s salary to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States. The Agreement also reiterates the original terms of repayment of a US$653,250 interest-free loan granted to Mr. Harrison by the Company in 2001, with applicable tax gross-up. Under the Agreement, such loan was forgiven in whole on June 30, 2004. In addition to the retirement benefits disclosed under “Pension Plans” below, Mr. Harrison is entitled to post-retirement medical benefits and a life insurance benefit equal to US$1 million.

Pension Plans

Canadian Pension Plans:

Executive officers participate in the Company’s principal pension plan and Senior Management pension plan (introduced January 1, 2004), which are defined benefit plans providing pensions based on pensionable years of service and highest average earnings. The pension amounts are payable in Canadian currency and were converted using the average rate of exchange of 1.3015 for 2004.

Highest average earnings are the average annual pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is larger. Pensionable earnings consist of salary and overtime in the principal pension plan and also include the bonuses paid by the Company under the Annual Incentive Bonus Plan (up to the target bonuses relating to the year for which such bonuses were earned) in the Senior Management pension plan. However, benefits payable under the Company’s principal pension plan and Senior Management pension plan are subject to a maximum annual pension benefit of CAD$1,833.33 (US$1,408.63) per year of pensionable service. Senior executives who have at least two years of service and who execute an agreement, including a non-competition clause, are eligible for additional retirement income, charged to operating funds. This plan is called the Special Retirement Stipend (“SRS”). If the senior executive became eligible for this plan on or after July 1, 2002, his or her benefits will not vest unless such senior executive remains in active service until the age of 55. Accrued additional retirement income benefits are guaranteed through a letter of credit. The annual amount of an individual’s additional retirement income is a set percentage of that individual’s portion of actual average earnings that is greater than the maximum average earnings recognized by the Company’s principal pension plan or the Senior Management pension plan, multiplied by the number of years of service (maximum 35 years) of that individual.

The recognized maximum average earnings under the Company’s principal pension plan or the Senior Management pension plan was approximately US$74,935 for 2004. In January 1996, the definition of “salary” under the SRS program was extended to include the bonuses paid by the Company under the Annual Incentive Bonus Plan after 1995, up to the target bonuses relating to the year for which such bonuses were earned. If the aggregate of any given individual’s age and years of service is at least 85, and such individual is age 55 or over, both the pension benefits and additional retirement income become payable to such senior executive who retires prior to age 65.

Messrs. Finn and Mongeau had respectively 11 years and 10 years and 8 months of credited service under the Company’s principal pension plan, Senior Management pension plan and SRS as at December 31, 2004.

The following table reflects an estimate of total annual benefits under the Company’s principal pension plan, Senior Management pension plan and any special agreement generating additional retirement income payable upon retirement (age 65) to senior executives in specified earnings and service classifications:

Estimated annual benefit payable upon retirement:

Highest Average Earnings (US$)	Pensionable Service (years) (US$)

	10	20	25	30	35

$200,000	39,099	78,198	97,748	117,298	136,847
$450,000	89,099	178,198	222,748	267,298	311,847
$700,000	139,099	278,198	347,748	417,298	486,847
$950,000	189,099	378,198	472,748	567,298	661,847
$1,200,000	239,099	478,198	597,748	717,298	836,847

U.S. Pension Plans:

Mr. Harrison does not participate in the Company’s principal pension plan, Senior Management pension plan and SRS. The Company had originally guaranteed Mr. Harrison that upon his termination of employment with the Company, his total supplemental retirement benefits would not be less than the benefits that would have been provided under the Illinois Central Railroad Company (“ICR”) Supplemental Executive Retirement Plan in effect prior to March 30, 1998, had he continued his service with ICR and continued participation in such plan. Mr. Harrison’s total supplemental retirement benefits are as follows:

Executive Account Balance Plan. ICR’s Executive Account Balance Plan provides for a sum equivalent to 10% of Mr. Harrison’s combined salary and performance awards in excess of a wage offset factor to be accrued annually (but not funded), and is payable upon the retirement from the ICR or termination of employment. The wage offset factor is adjusted annually by the percentage increase in the U.S. social security wage base. For 2004, the wage offset factor was US$146,500. Accrued amounts earn interest in accordance with the plan. This plan was frozen as of December 31, 2000 and replaced by a new plan with the same provisions for Mr. Harrison as of January 1, 2001.

Non-Qualified Supplemental Defined Contribution Plan. ICR’s Supplemental Defined Contribution Plan provides for a sum equivalent to 2% of Mr. Harrison’s earnings (capped at the annual 401(a)(17) limit). Amounts are accrued on an unfunded basis and interest credits are given using the actual 401(k) investment return. Prior to 2001, this benefit was part of the ICR 401(k). This plan was frozen as of December 31, 2000 and replaced by a non-qualified plan with the same provisions for Mr. Harrison as of January 1, 2001.

Qualified Defined Contribution Plan (401k). Mr. Harrison is eligible to participate in the Canadian National Railway Company Management Savings Plan for U.S. Operations (the “Savings Plan”), which is a qualified salary reduction 401(k) plan. Mr. Harrison may make “pre-tax” contributions to the Savings Plan subject to limitations imposed by the U.S. Internal Revenue Code. Those contributions are partially matched by the ICR. The matching contribution is limited to 50% of the first 6% of Mr. Harrison’s pre-tax salary (i.e., the matching contribution is limited to 3% of his salary). All contributions are fully vested upon contribution and are invested in various investment funds as selected by Mr. Harrison.

Excess Benefit Plan. Under ICR’s Excess Benefit Plan, amounts are accrued for Mr. Harrison on an unfunded basis to offset the limitations imposed by the U.S. Internal Revenue Code with respect to certain benefit plans as a result of the level of Mr. Harrison’s compensation. Currently, the Excess Benefit Plan provides for the accrual of a sum equivalent to the employer matching contribution under the Savings Plan which is restricted by the limits of Section 402(g) of the U.S. Internal Revenue Code. The amounts accrued will be distributed at the same time and on the same terms as the amounts paid under the Savings Plan. As mentioned above, prior to 2001, the ICR 401(k) provided, in addition to the 50% match on the first 6% of pay, a 2% Company paid contribution on earnings (capped at the annual 401(a)(17) limit). To make up for the limits in the pre-2001 ICR 401(k), the Excess Benefit Plan also provided a supplemental 2% in excess of the annual 401(a)(17) limit. This plan was frozen as of December 31, 2000 and replaced by a new plan with the same provisions for Mr. Harrison as of January 1, 2001.

Defined Benefit Plan. A tax-qualified defined benefit retirement plan was introduced for ICR’s non-unionized employees on January 1, 2001. For non-unionized employees of ICR who were not members of the 1989 Pension Plan for Employees of CN U.S. subsidiaries, the following table reflects an estimate of total annual benefits payable under such plan to persons, such as Mr. Harrison, in specified earnings and service classifications:

	Qualified Pension Plan Table
Highest Average Earnings	Estimated Annual Benefit for Years of Credited Service after December 31, 2000
(US$)	(US$)

	5	10	15	20	25	30	35

$300,000	5,688	11,376	17,064	22,752	28,440	34,128	39,816
$600,000	5,688	11,376	17,064	22,752	28,440	34,128	39,816
$900,000	5,688	11,376	17,064	22,752	28,440	34,128	39,816
$1,200,000	5,688	11,376	17,064	22,752	28,440	34,128	39,816
$1,500,000	5,688	11,376	17,064	22,752	28,440	34,128	39,816

Highest average earnings are the average annual pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of salary and overtime. However, pensionable earnings are capped at the average of the Internal Revenue Code limit (US$205,000 in 2004), over the last five years.

Supplemental Executive Retirement Plan. ICR established the Illinois Central Corporation Supplemental Executive Retirement Plan effective as of January 1, 1994 (the “SERP”). Mr. Harrison is covered by the SERP. Mr. Harrison’s SERP annual benefits shall be US$900,000 annually. This amount will be increased in an increment of US$100,000 for each additional year he remains employed by the Company after December 31, 2004.

Mr. Foote joined the Company on August 23, 1995. Mr. Foote is covered by a special pension arrangement, which credits him with two years of service for each year of service for his first 10 years of service with the Company.

During Mr. Foote’s service from August 23, 1995 to December 31, 2000, he participated in the Company’s principal pension plan until March 31, 2000, when he transferred to the United States. Mr. Foote’s pension benefits under his special pension arrangement, which are totally vested to him, are equal to the pension benefits he would have been entitled to if he had been participating in the Company’s principal pension plan and SRS program for twice the number of years of service since August 23, 1995, being twice five years and 4.35 months, less the pension payable under the Company’s principal pension plan. The pension benefits under the special pension arrangement are payable from the Company’s operating funds.

For Mr. Foote’s service since December 31, 2000, he has been participating in the Defined Benefit Plan mentioned above. He has also been participating in the new Supplemental Retirement Plan (“SRP”) of ICR under which he continues to be credited, as mentioned above, with two years of service for each year of service with ICR until August 22, 2005, inclusively. The following table reflects an estimate of total annual benefits payable under such plan before the offset described below to persons, such as Mr. Foote, who joined the SRP after December 31, 2000, in specified earnings and service classification:

	Supplemental Retirement Plan (SRP) Table
Final Average Compensation	Estimated Annual Benefit for Years of Credited Service after December 31, 2000
(US$)	(US$)

	5	10	15	20	25	30	35

$300,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
$600,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
$900,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000
$1,200,000	120,000	240,000	360,000	480,000	600,000	720,000	840,000
$1,500,000	150,000	300,000	450,000	600,000	750,000	900,000	1,050,000

Mr. Foote’s SRP pension obtained from the above table is offset by (i) the qualified Defined Benefit Plan pension for his service after December 31, 2000; (ii) the U.S. Railroad Retirement Board Tier 2 pension for his service after December 31, 2000; (iii) the amount of single life annuity that can be purchased with the 3% employer contributions available under the Savings Plan.

Mr. Foote had eight years of credited service under the SRP as of December 31, 2004.

Mr. Harris has been participating in the Executive Account Balance Plan, Excess Benefit Plan and Defined Contributions Plan mentioned above. These plans were frozen as of December 31, 2000. Mr. Harris is eligible to participate in the Savings Plan and the Defined Benefit Plan mentioned above.

Mr. Harris does not participate in the Company’s principal pension plan, Senior Management pension plan and SRS. Mr. Harris’s overall retirement benefit will always be the greater of what he would receive under the new SRP of ICR mentioned above on all his service up to 35 years minus the offset described below and the old Illinois Central Railroad Company (“ICR”) Supplemental Executive Retirement Plan (“SERP”) for which Mr. Harris continued to accrue retirement benefits until December 31, 2003, at the rate of 3.5% of his final average earnings per year of service between January 1, 1994 and December 31, 2003, plus retirement benefits at the rate of 2% per year of service after 2003 minus the offset described below. The following table reflects an estimate of total annual benefits payable under such plan before the offset described below to persons, such as Mr. Harris, who joined the old SERP on or after January 1, 1994, in specified earnings and service classification:

	Supplemental Executive Retirement Plan (SERP) Table
Final Average Compensation	Estimated Annual Benefit for Years of Credited Service after December 31, 1993
(US$)	(US$)

	5	10	15	20	25	30	35

$200,000	35,000	70,000	90,000	110,000	130,000	150,000	170,000
$450,000	78,750	157,500	202,500	247,500	292,500	337,500	382,500
$700,000	122,500	245,000	315,000	385,000	455,000	525,000	595,000
$950,000	166,250	332,500	427,500	522,500	617,500	712,500	807,500
$1,200,000	210,000	420,000	540,000	660,000	780,000	900,000	1,020,000

Mr. Harris’s SERP pension obtained from the above table is offset by (i) the qualified Defined Benefit Plan (prorated for service only after January 1, 2004); (ii) the U.S. Railroad Retirement Board Tier 2 pension

(prorated for service only after January 1, 2004); (iii) the amount of single life annuity that can be purchased with the 3% employer contributions after January 1, 2001 available under the Savings Plan, along with future interest credits tied to treasuries; (iv) CN matching contributions to the 401(k) Plan and the 2% supplemental match as of December 31, 2000, along with future interest credits tied to treasuries; (v) the Excess Benefit Plan account balance as of December 31, 2000, with future interest credits tied to his actual 401(k) rate of return; (vi) the Executive Account Balance Plan as of December 31, 2000, with future interest credits tied to The Wall Street Journal prime rate; (vii) the actuarial equivalent (in the form of a single life annuity) of the annual annuity of $47,734 whose value was withdrawn from the SERP prior to retirement by virtue of the change in control provision of such SERP.

Mr. Harris had 35 years of credited service under the new SRP including 10 years of credited service under the old SERP as at December 31, 2004. This means that his SRP annual benefit will be at least equal to 70% of his final average compensation minus the above-mentioned offsets.

Report on Executive Compensation by the Human Resources and Compensation Committee

The Human Resources and Compensation Committee met five times in 2004. This Committee’s charter is available as part of CN’s Corporate Governance Manual on our website at www.cn.ca/cngovernance.

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of eight “unrelated”, “independent” directors, namely Purdy Crawford, Chair of the Committee, A. Charles Baillie, J.V. Raymond Cyr, Gordon D. Giffin, Gilbert H. Lamphere, Denis Losier, Edward C. Lumley and David G.A. McLean. The President and Chief Executive Officer and the Senior Vice-President, People are also invited to the meetings of this committee. The President and Chief Executive Officer and the Senior Vice-President, People do not participate in discussions concerning their own compensation and are required to leave the meetings when appropriate.

The Compensation Policy of the Company

The pivotal and continuing theme of the Company’s compensation policy has been to tie remuneration to the financial performance of the Company and the enhancement of shareholder value. This underlies the need to attract, retain and motivate outstanding executive talent in an increasingly visible and competitive environment.

The Company is committed to a compensation policy that drives business performance, is competitive and encourages broad share ownership. The compensation strategy is weighted towards pay-for-performance components.

In determining compensation for senior executives, the Company considers the compensation practices of U.S.-based companies that are comparable in size and with whom the Company competes for executive talent, including Class 1 Railroads for the most senior executives. This competitive information is provided by external consultants retained by the Company and the Human Resources and Compensation Committee. With the Company’s outstanding leadership position within the railroad industry, the Human Resources and Compensation Committee and the board of directors seek to position total compensation for the Company’s executives, when aggressively set goals are achieved, at the first quartile (75th percentile) of that paid by competitors, for positions with equivalent responsibilities and scope.

In an analysis, requested by the Human Resources and Compensation Committee, it was revealed that the actual compensation (including base pay, bonus and other incentive payouts, as well as stock option gains) paid to or earned by executive officers, over the five-year period ending on December 31, 2004, represented approximately 3% of the approximate US$12 billion aggregate market capitalization increase over the same period.

Compensation is comprised of four main components: base salary, annual incentive, mid-term incentive and long-term incentive. The Human Resources and Compensation Committee annually reviews each component and desired market positioning and makes recommendations based on individual performance, taking into account leadership abilities, retention risk and succession plans.

Base Salary

Base salaries are established according to the criteria set forth above and are benchmarked against median (50th percentile) comparator group practice. Payment of base salary is made in U.S. currency where deemed appropriate.

Annual Incentive

Through the Company’s Annual Incentive Bonus Plan (“AIBP”), a substantial portion of an executive’s annual compensation is linked to the achievement of key financial, business and personal objectives set by the board of directors at the beginning of the year.

Payouts for planned results to be achieved (“Target Payouts”) under the AIBP are set as a percentage of salary (ranging between 50% and 70% for executives), which falls between the median and 75th percentile of the comparator group’s short-term incentive practice. The minimum payout under the AIBP is zero. The maximum payout under the AIBP is equal to twice the Target Payout.

For the year 2004, the AIBP had the following components:

1.	Financial performance: 70% of the bonus was linked to the achievement of goals that contribute to the organization’s long-term financial growth and profitability. Financial performance is measured against targets set by the board of directors for the year. In 2004, the board assessed the Company’s performance against revenues, operating income, earnings per share, free cash flow and return on invested capital with no specific weight being attached to each measure. For the year 2004, the board assessed the Company’s financial performance at “far exceed” allowing for a maximum payout under this component.

2.	Individual performance: 30% of the bonus was based on the achievement of personal business- oriented goals linked to financial, operating, safety, customer service, as well as leadership.

In 2004, the average payout for the 19 executive officers was 191% of Target Payout.

Voluntary Incentive Deferral Plan

To further strengthen the alignment of compensation with long-term value creation goals, the Company introduced in 2002 the Voluntary Incentive Deferral Plan. This plan allows executives and senior management employees to defer up to 100% of amounts paid under an eligible incentive plan into deferred share units payable in cash upon retirement or termination of employment. The bonus amount deferred is converted using an average of the closing share price at the moment of the deferral.

The Company also credits a company match equal to 25% of the number of deferred share units. These company matched deferred share units vest over a period of four years (25% per year).

The payout of the deferred share units is established based on an average share price upon retirement or termination date and includes the vested company matched deferred share units as well as accrued notional dividends over the deferral period.

Certain executives hold deferred share units, payable upon retirement or termination date, which vested in January 2001 in accordance with past awards made under the Senior Executive Bonus Share Plan. No additional award may be made under this plan. A limited number of U.S. Senior Management employees also participate in the Senior Management Deferred Compensation Plan, which permits the deferral of up to 50% of salary and up to 100% of bonus. Amounts deferred are payable upon termination or retirement. When payable upon termination, they are credited with notional interest rate (based on long-term interest rates on U.S. Treasury Notes). Upon eligible retirement, the credited rate is upgraded by 20%. This plan is closed to new participants.

Mid-Term Incentive

To further strengthen the link between compensation and superior performance, the board of directors approved in 2001 the Mid-Term Incentive Share Unit Plan. The one-time performance-based share unit awards vested based on the highest 20-trading day moving average share price in the first half of 2004 and was paid out effective June 30, 2004. Considering the fluctuation in the exchange rate between the Canadian and US dollars over the plan period, the Human Resources and Compensation Committee modified the plan performance criteria to neutralize the effect of the exchange rate on the plan payout. Under the approved blended approach, half the grant vested based on the Canadian stock price performance and the other half vested based on the U.S. stock price performance. On June 30, 2004, upon the partial attainment of blended goals, the final vesting ratio was established at 60.9% of the share units awarded based on a 20-day closing average stock price of CAD$56.31 on the TSX and US$41.58 on the NYSE, both attained in the first half of 2004. Following the payout all outstanding units under the plan were forfeited.

Long-Term Incentive

The Company relies on long-term incentive vehicles (such as stock options and restricted share units) to align management interest with shareholder value growth as well as to provide retention of key talent. Grant ranges are established independently each year to provide approximately 75th percentile of long-term incentive value provided by the comparator group, with significant recognition of individual contribution and potential in the individual awards.

In 2004, the board of directors considered a number of factors to reassess the Company’s long-term incentive strategy. Factors under consideration included the balance between long-term value creation and shareholder wealth protection, executive ownership position against stock option holdings, executive retention risk, as well as the tax impact and the dilution impact of different long-term incentive vehicles. Following this review, the board of directors elected to grant restricted share units to designated executive and senior management population in 2004. The award granted in 2004 represented approximately 235% of base salary for executive officers, on a discounted value basis.

The restricted share units granted in 2004 are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the plan period and to the Company’s share price during the last three months of the period. If specified targets related to the

20-day average share price are attained during any period ending on or after December 31, 2005, payout will be accelerated at such time.

Options issued by the Company in the past include conventional options, which vest over a period of time, performance options which vest upon the attainment of financial targets, and performance-accelerated options for which vesting may be accelerated if certain financial targets are met. In 2004, the Company did not grant options.

Stock Ownership

Stock ownership by executives has been further encouraged through the introduction of share ownership guidelines that require a minimum level of ownership of common shares of CN set as a percentage of salary to be achieved over a five-year period. In 2002, the application of the guidelines was broadened to include a total of approximately 175 executives and senior management employees with requirements to own common shares of CN in value at least equal to four times his salary for the President and Chief Executive Officer, three times their salary for executive and senior vice-presidents, one and one half or two times their salary for the vice-presidents and one times their salary for other senior management employees of the Company. As of February 28, 2005, 17 out of the 19 executive officers had met their guidelines.

Chief Executive Officer Compensation

The Summary Compensation Table under the caption “Officers’ Remuneration — Compensation of Named Executive Officers of the Company” summarizes the compensation data for the President and Chief Executive Officer and other Named Executive Officers. Compensation of the President and Chief Executive Officer is further described under the Employment Contracts/Arrangements section.

The President and Chief Executive Officer’s annual compensation is set by the board of directors. Pursuant to his Agreement, Mr. Harrison’s base salary was established at US$1,250,000 for 2004 and Annual Incentive Bonus Plan target payout of 140% of base salary with a maximum payout of 280% of base salary, in line with the Company’s compensation philosophy.

The individual performance of the President and Chief Executive Officer is measured against the goals, objectives and standards set annually between the President and Chief Executive Officer and the Human Resources and Compensation Committee. The goals include both financial and non-financial dimensions, covering performance in the following areas: financial performance; safety; marketing; operations; human resources management; technology and information infrastructure management; strategic planning; and corporate governance.

Based on a review of the foregoing, the Human Resources and Compensation Committee rates the performance of the President and Chief Executive Officer as part of his performance review and recommends to the board of directors his compensation based on his and the Company’s performance. For 2004, in light of the Company’s strong financial and other achievements, the board has assessed Mr. Harrison’s individual performance as having far exceeded expectations and hence approved a bonus at the maximum under the Annual Incentive Bonus Plan.

In 2004, Mr. Harrison received a grant of 180,000 restricted share units, as part of the annual long-term incentive awards to executives, the value of which was established within the Company’s long-term incentive compensation policy. Also, Mr. Harrison received a special one-time grant of 202,500 restricted share units, effective April 22, 2004, in consideration of the renewal of his employment agreement to December 31, 2008. This special award vests and is paid out as to 20% per year starting on December 31, 2004.

The Human Resources and Compensation Committee establishes the compensation of executives in line with the Company’s compensation policy, on the basis of the expected value provided by each award at the time of the grant. The expected value of each long-term incentive award is determined using various models and assumptions, upon the advice of external consultants retained by the Company and by the Human Resources and Compensation Committee. These models generally use assumptions related to the discounted value of the award’s future payout, the probability and amount of payout and other assumptions as required. This approach is typically used by companies to establish and assess the competitiveness of executive compensation because it better reflects the expected value of the compensation awarded to an executive in a particular year. The table below highlights the cash compensation earned and the expected value of the long-term compensation awarded to Mr. Harrison in 2004 as established by the committee, excluding the value of the pension accrued under defined benefit plans.

Compensation	Value (US$)

Base salary	1,250,000

Bonus	3,500,000

Other annual compensation	1,162,823	(1)

Grant of 180,000 restricted share units under the annual grant	5,078,000	(2)

Grant of 202,500 restricted share units pursuant to the 2004	1,453,000	(3)
CEO Employment Agreement allocated to 2004

Value of defined contribution pension plans accrued in 2004	550,823	(1)

Total compensation	12,994,646

(1)	Detailed information on these amounts is presented in the “Summary Compensation Table”.
(2)	Represents the expected value of the 180,000 performance-based restricted share units granted in 2004. At the time of the grant, the expected value of the award was estimated at US$5,078,000. See “Long-Term Incentive Plan – Awards in the Last Financial Year”.
(3)	Represents one fifth of the expected value of the 202,500 restricted share units granted in 2004. At the time of the grant the expected value of the award was estimated at US$7,265,000, which was spread over a five-year term. See footnote (9) of “Summary Compensation Table”.

Submitted on March 8, 2005, by the Human Resources and Compensation Committee of the board of directors:

Purdy Crawford, chair
A. Charles Baillie
J.V. Raymond Cyr
Gordon D. Giffin
Gilbert H. Lamphere
Denis Losier
Edward C. Lumley
David G.A. McLean

Performance Graph

The following Performance Graph illustrates the yearly cumulative total shareholder return on a $100 investment in Canadian dollars in CN’s common shares as traded on the TSX (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite and S&P 500 Indices from the period beginning December 31, 1999, to the period ending December 31, 2004.

	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04
CN	$100.00	$116.11	$199.69	$170.44	$213.92	$285.50
S&P/TSX Composite	$100.00	$107.41	$93.91	$82.23	$104.20	$119.29
S&P 500	$100.00	$89.96	$78.32	$60.29	$76.05	$82.78

Compensation of Directors

The directors of the Company play an invaluable role in enhancing shareholder value. As indicated under “Business of the Meeting — Election of Directors” above, the directors have a substantial investment in the Company. In addition, in excess of 73% of the annual remuneration for 2004 of the non-executive directors was in the form of common shares or Restricted Share Units of the Company. No options were granted to the directors of the Company in 2004. The directors may elect to receive all or part of their director retainers, committee member retainers, board chair and committee chair retainers in cash, common shares of the Company purchased on the open market or Restricted Share Units. Each Restricted Share Unit entitles the beneficiary thereof to one common share of the Company purchased on the open market plus common shares representing reinvested dividend equivalents.

The directors’ compensation program is designed to attract and retain the most qualified people to serve on CN’s board and committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States, five of the fifteen directors are from the United States and the compensation of the non-executive directors of the Company tends to be comparable to that of large U.S.-based companies.

In consideration for serving on the board of directors in 2004, each director was compensated as indicated in the table below:

Remuneration of Directors

Board chair Retainer (1)
Cash	US$90,000
Common Shares	7,200 Common Shares or
7,200 Restricted Share Units (2)
Director Retainer (3)
Cash	US$10,000
Deferred Share Units / Common Shares	2,700 Common Shares or
2,700 Restricted Share Units (2)
Committee Chair Retainer	US$10,000
Committee Member Retainer (4)	US$ 3,500
Board Meeting Attendance Fee	US$ 1,000
Committee Meeting Attendance Fee	US$ 1,000
Travel Attendance Fee	US$ 1,000
.
(1)	The board chair received no additional Director Retainer.
(2)	The common shares are purchased on the open market.
(3)	Mr. Harrison did not receive any compensation to serve as director since he is an officer of the Company.
(4)	The Committee Chairs (other than the board chair) also received as members an additional fee of US$3,500.

SECTION 5 - OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The table below indicates, as at December 31, 2004, certain information with respect to the Company’s compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	11,723,158	40.41	1,231,372
Equity compensation plans not approved by securityholders	1,401,797	25.87	Nil
Total	13,124,955	38.85	1,231,372

Indebtedness of Directors and Executive Officers

As of December 31, 2004, the aggregate indebtedness of all officers and employees of the Company and its subsidiaries, not entered into in connection with the purchase of common shares of the Company, was as set forth below.

Aggregate Indebteness

Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	Nil	Nil
Other	US$512,742	Nil

As of December 31, 2004, there was no outstanding indebtedness of officers and employees of the Company and its subsidiaries, entered into in connection with the purchase of common shares of the Company. The information relating to indebtedness of directors and executive officers other than under securities purchase programs is as set forth below.

Indebtedness of Directors and Executive Officers
Other Than Under Securities Purchase Program

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During the year ended December 31, 2004	Amount Outstanding as at February 28, 2005	Financially Assisted Securities Purchases During the year ended December 31, 2004	Security for Indebtedness	Amount Forgiven During the year ended December 31, 2004
E. Hunter Harrison, President and Chief Executive Officer	Lender	US$653,250 (1)	Nil	Nil	Nil	US$653,250 (1)

(1)	See “Statement of Executive Compensation – Officers’ Remuneration – Employment Contracts/Arrangements” above.

On January 21, 2003, the board adopted a resolution prohibiting new loans to directors and executive officers or the renewal of or material modifications to any of the loans in place with directors and officers.

Shares Owned or Controlled by Senior Management

As of February 28, 2005, the directors and the members of the executive committee of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 6 million common shares, representing approximately 2% of the Company’s outstanding common shares.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any officer of the Company or any of their associates or affiliates in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or will materially affect the Company or any of its affiliates or subsidiaries and that has not been previously disclosed.

Directors’ and Officers’ Insurance

The Company has purchased, at its expense, group liability insurance in the amount of CAD$200,000,000, with a deductible to the Company of CAD$1,000,000 for the protection of directors and officers of the Company and its subsidiaries against liability incurred by them in such capacity. The premium paid for the financial year ending December 31, 2004 was CAD$2,891,603.

Shareholder Proposals

Shareholder proposals to be considered at the 2006 annual meeting of shareholders must be received at the head office of the Company no later than December 7, 2005, to be included in the Information Circular for such annual meeting.

Availability of Documents

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial Information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information relating to the Company is available on SEDAR at www.sedar.com or may be obtained on request from the Corporate Secretary of the Company.

Approval

The board of directors of the Company has approved the contents of this Information Circular and its sending to the shareholders.

Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary
March 8, 2005

SCHEDULE A

RECORD OF ATTENDANCE AND TOTAL COMPENSATION
RECEIVED BY DIRECTORS

For the 12-month period ended December 31, 2004

	Number of meetings attended		Total cash compensation		RSUs or common share compensation(1)

Director	Board	Committees	(US$)		(#)

Michael R. Armellino	9/9	21/21	76,500		2,700
A. Charles Baillie, LL.D.	8/9	15/18	31,000		3,295
Hugh J. Bolton, F.C.A.	9/9	15/15	54,833		2,700
Purdy Crawford, O.C., Q.C., LL.D.	9/9	17/17	40,833		3,374
J.V. Raymond Cyr, O.C., LL.D.	9/9	18/21	66,500		2,700
Ambassador Gordon D. Giffin	9/9	13/13	52,500		2,700
James K. Gray, O.C., A.O.E., LL.D.	9/9	17/17	35,000		3,262
E. Hunter Harrison	9/9	3/3	Nil		Nil
Edith E. Holiday	9/9	11/12	49,500		2,700
V. Maureen Kempston Darkes, O.C.,	7/9	8/13	22,708		3,208
D. Comm., LL.D.
Gilbert H. Lamphere	9/9	17/17	59,000		2,700
Denis Losier	9/9	21/21	66,500		2,700
The Hon. Edward C. Lumley, P.C., LL.D.	9/9	16/16	69,000		2,700
David G.A. McLean, O.B.C., LL.D.	9/9	21/21	133,000	(2)	7,200
Robert Pace	9/9	17/17	35,833		3,543

(1)	Non-executive directors may elect to receive their director retainers, committee member retainers, board chair and committee chair retainers in either common shares or Restricted Share Units. See the “Election of Directors” and “Compensation of Directors” sections of the Information Circular for information relating to the committees each director chairs or is a member of and for information on the related fees.

(2)	Also includes fees in respect of the Donations Committee which is not a committee of the board of directors.

Board and Board Committee Meetings	Number of meetings held

Board	9

Audit, Finance and Risk Committee	5

Corporate Governance and Nominating Committee	5

Human Resources and Compensation Committee	5

Environment, Safety and Security Committee	4

Investment Committee of CN’s Pension Trust Funds	4

Strategic Planning Committee	3

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Under the TSX Company Manual, every listed corporation must disclose on an annual basis its approach to corporate governance. The following table describes the corporate governance practices of the Company with specific reference to each of the guidelines set out in the TSX Company Manual.

In January 2004, the Canadian Securities Administrators (the “CSAs”) adopted Multilateral Instrument 52-110 - Audit Committees (the “CSA Audit Committee Rules”) and on October 29, 2004, certain amendments were proposed to such instrument. The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Company complies with these rules and proposed amendments and reference thereto is made, where applicable, in the following table.

Also in January 2004, the CSAs proposed Multilateral Instrument 58-101 - Disclosure of Corporate Governance Practices and Multilateral Policy 58-201 - Effective Corporate Governance and on October 29, 2004, certain amendments were proposed to such instrument and policy (together, the “CSA Corporate Governance Proposals”), which relate to different matters pertaining to corporate governance. As of the date of this Information Circular, the CSAs had not yet adopted these proposals. However, because the Company believes that its corporate governance practices should be compared to the highest available standards, the Company refers to the CSA Corporate Governance Proposals where applicable.

The Company also refers, where applicable, to the New York Stock Exchange Corporate Governance Standards (the “NYSE Standards”), as approved by the U.S. Securities and Exchange Commission on November 4, 2003, to which amendments were made on November 3, 2004.

The Company’s 2004 Annual Information Form, which will be available on or before March 31, 2005 and which may be obtained on request from the Corporate Secretary of the Company or at www.sedar.com or www.sec.gov, will also contain information pertaining to corporate governance.

Please also refer to the Corporate Governance Manual and the Code of Business Conduct of the Company available on our website at www.cn.ca/cngovernance and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

The Company is dedicated to amending its corporate governance practices on an ongoing basis in order to respond to the evolution of best practices.

TSX Guidelines		Corporate Governance Practices at the Company

1.	The board of directors should explicitly assume responsibility for the stewardship of the company and, as part of its overall stewardship responsibility, should assume responsibility for the following matters:

The Company complies. On March 8, 2005, the board of directors approved a revised board mandate which is included in CN’s Corporate Governance Manual available on our website at www.cn.ca/cngovernance and which states that the role of the board is to supervise the management of the Company’s business and affairs, with the objective of increasing shareholder value.[1]

In addition, the board adopted, on October 21, 2003, a code of business conduct, which is available on our website at www.cn.ca and is available in print to any shareholder who requests copies by contacting our Corporate Secretary.[2]

(a)	adoption of a strategic planning process;	The Company complies. The board has the responsibility to adopt a strategic planning process, to approve and review, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and to monitor the implementation of the business plan by management.

(b)	the identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

The Company complies. The board of directors ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Company’s business. Through the Audit, Finance and Risk Committee, it reviews the Company’s risk assessment and risk management policies, including the Company’s policies regarding hedging, investment and credit.

(c)	succession planning, including appointing, training and monitoring senior management;	The Company complies. The board of directors is responsible for choosing the President and Chief Executive Officer, appointing executive management, monitoring the President and Chief Executive Officer’s and executive management’s performance and approving the President and Chief Executive Officer’s corporate goals and objectives. The description of the role of the President and Chief Executive Officer is set forth in our Corporate Governance Manual. The board also takes all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity and competence.

(d)	a communication policy for the company; and

The Company complies. The board of directors has the responsibility of adopting communications policies and monitoring the Company’s investor relations program. The Company’s communications policy (i) addresses how the Company interacts with analysts, investors, other key stakeholders and the public, and (ii) contains measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure.

1	The CSA Corporate Governance Proposals state that a board should adopt and disclose a written board mandate. The Company complies with this recommendation.
.
2	The CSA Corporate Governance Proposals state that a board should adopt a written code of business conduct and ethics. Such code was adopted by the board.

TSX Guidelines			Corporate Governance Practices at the Company

	(e)	the integrity of the company’s internal control and management information systems.	The Company complies. The board of directors has the responsibility of monitoring the quality and integrity of the Company’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems. As disclosed in the charter of the Audit, Finance and Risk Committee attached as Schedule C to this Information Circular, such committee is responsible for: (i) receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control; and (ii) assisting the board with the oversight of the Company’s compliance with applicable legal and regulatory requirements.

2.	The board of directors should be constituted with a majority of individuals who qualify as unrelated directors.[3] An “unrelated director” is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

The Company complies. Of the 15 board members, only Mr. Harrison, the President and Chief Executive Officer of the Company, is an officer of the Company. Based on the foregoing and on the information provided by directors as to their individual circumstances, the board has determined that, of the remaining 14 board members, 13 are “unrelated” and “independent”[4], and one is “related” and “not independent”, Mrs. Kempston Darkes being a senior executive of a major customer of the Company.

3.	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board, which will be required to disclose on an annual basis whether it has a majority of unrelated directors. Management directors are related directors. The board will also be required to disclose, on an annual basis, the analysis of the application of the principles supporting this conclusion.	The Company complies. In determining whether or not a director is “unrelated”, as that term is defined in the TSX Guidelines, the board considers all relevant facts applicable to a director, including whether or not such director is:
		(a)	a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from holdings in the Company;

		(b)	currently, or has been within the last three years, an officer, employee of or material service provider to the Company or any of its subsidiaries or affiliates; and

		(c)	a director, officer, employee or significant shareholder of an entity that has a material business relationship with the Company.

3	See item 3 hereunder.
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4	Under the NYSE Standards, board of directors should be constituted with a majority of “independent” directors. In determining whether or not a director is “independent”, as that term is defined in the NYSE Standards, the board has adopted and follows categorical standards of independence which are set forth in Schedule D to this Information Circular and are included in CN’s Corporate Governance Manual which is available on our website at www.cn.ca/cngovernance. The board is constituted with a majority of “independent” directors, as defined in the NYSE Standards. The CSA Corporate Governance Proposals also state that a majority of directors should be independent, as defined in such proposals. The Company complies with this recommendation.

TSX Guidelines		Corporate Governance Practices at the Company

Based on the foregoing and on the information provided by directors as to their individual circumstances, the board has determined that 13 of the 15 board members are “unrelated”.[5]

4.	The board of directors should appoint a committee of directors composed solely of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	The Company complies. As stated in the charter of the Corporate Governance and Nominating Committee, included in our Corporate Governance Manual, the Corporate Governance and Nominating Committee has the responsibility of (a) developing, reviewing and monitoring, in consultation with the board chair, criteria for selecting directors by regularly assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the board and the Company’s circumstances and needs and, (b) in consultation with the board chair, identifying candidates qualified to become board members and selecting or recommending that the board select the director nominees for the next annual or special meeting of shareholders. The process followed to identify and propose board nominees is more fully described in our Corporate Governance Manual. In proposing the list of board nominees, the board chair, in consultation with the Corporate Governance and Nominating Committee develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process. The Corporate Governance and Nominating Committee also has the responsibility of reviewing, with the board chair, the performance of the board, board committees, board and committee chairs and board members.

The charter of the Corporate Governance and Nominating Committee provides that such committee must be composed solely of “unrelated” and “independent” directors. As at March 8, 2005, all members of the Corporate Governance and Nominating Committee are “unrelated” and “independent”.[6]

5	In addition, the board has determined that the “unrelated” directors also qualified as “independent” directors, as that term is defined in the CSA Proposals and in Section 303A(2) of the NYSE Standards. See item 2.
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6	The CSA Corporate Governance Proposals and the NYSE Standards state that a board should appoint a nominating committee composed entirely of independent directors and that such committee should have a written charter. The board has adopted a written mandate for the Corporate Governance and Nominating Committee pursuant to which such committee must be composed solely of unrelated, independent directors.

TSX Guidelines		Corporate Governance Practices at the Company

5.	The board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	The Company complies. The board has implemented and reviews, from time to time, a process to annually assess the performance of the board, board committees, board and committee chairs and individual directors. This formal process, more fully described in our Corporate Governance Manual, is under the supervision of the Corporate Governance and Nominating Committee and the board chair, as stated in the charter of the Corporate Governance and Nominating Committee.

6.	The company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	The Company complies. As stated in the charter of the Corporate Governance and Nominating Committee, that committee has the responsibility, in consultation with the board chair, to develop, monitor and review, as applicable, the Company’s orientation and continuing education programs for directors. The Company has adopted board orientation and continuing education programs, described in our Corporate Governance Manual, pursuant to which orientation is provided to new board members and continuing education is provided to all directors.[7]

7.	The board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	The Company complies. The board of directors and the Corporate Governance and Nominating Committee monitor with the board chair the size and composition of the board of directors to favour effective decision-making. The board chair also develops, reviews and monitors, in consultation with the Corporate Governance and Nominating Committee, a competency matrix, which includes criteria for selecting directors by assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the board and the Company’s circumstances and needs. In this Information Circular, 15 nominees are proposed for election as directors at the Meeting. The board of directors considers that this size allows the board to operate in an efficient manner.

8.	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	The Company complies. The Corporate Governance and Nominating Committee annually reviews with the board chair and makes recommendations to the board on the adequacy and form of the compensation for non-executive directors to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence. Directors who are executives of the Company receive no additional compensation for their services as directors. See the “Statement of Executive Compensation - Compensation of Directors” section and Schedule A to the Information Circular for additional information on compensation received by directors in 2004.

7	The CSA Corporate Governance Proposals state that a board should ensure that all new directors receive a comprehensive orientation and that continuing education opportunities are provided for all directors. The Company already complies.

TSX Guidelines		Corporate Governance Practices at the Company

9.	Committees of the board of directors should generally be composed of non-management directors, a majority of whom are unrelated directors.	The Company complies. As at March 8, 2005, except for (i) the Strategic Planning Committee of which Mr. Harrison, like all other members of the board, is a member, and (ii) the Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, each committee of the board of directors is composed solely of non-management directors. All committees of the board of directors are currently composed of at least a majority of “unrelated” and “independent” directors.

10.	The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the company’s approach to governance issues and the company’s response to the TSX Standards.	The Company complies. As stated in the charter of the Corporate Governance and Nominating Committee, the committee has the responsibility of reviewing corporate governance principles applicable to the Company, recommending to the board any change that should be made thereto and monitoring the disclosure of the Company’s corporate governance practices. It also has the responsibility of reviewing our Corporate Governance Manual annually.

11.	The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.	The Company complies. The President and Chief Executive Officer is responsible for the management of the Company’s strategic and operational agenda and for the execution of the board’s resolutions and policies. The specific responsibilities of the President and Chief Executive Officer as well as the board chair are set out in detail in our Corporate Governance Manual which has been approved by the board of directors.[8] The Human Resources and Compensation Committee, together with the President and Chief Executive Officer, develop each year corporate and personal objectives for the President and Chief Executive Officer, which objectives are submitted to the board for review and approval.[9] As provided in its charter included in our Corporate Governance Manual,, the Human Resources and Compensation Committee must be composed solely of “unrelated, “independent” directors.[10] As at March 8, 2005, all members of the Human Resources and Compensation Committee are “unrelated” and “independent”. A majority of its members have experience in compensation matters. This committee reviews the evaluation of executive management’s performance and recommends to the board of directors executive management’s compensation. The CEO’s compensation is determined by the Company’s “independent” directors only.[11]

8	The CSA Corporate Governance Proposals state that a board should develop position descriptions for the board chair and the CEO. Mandates have been developed for the board chair and the President and Chief Executive Officer and are disclosed in our Corporate Governance Manual.
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9	The CSA Corporate Governance Proposals state that a board should develop and approve the corporate goals and objectives that the CEO is responsible for meeting. The board approves the goals and objectives of the President and Chief Executive Officer.
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10	The CSA Corporate Governance Proposals and the NYSE Standards state that a board should appoint a compensation committee composed entirely of independent directors and that such committee should have a written charter. The board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed solely of unrelated, independent directors.
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11	The NYSE Standards state that the CEO’s compensation should be determined by the corporation’s compensation committee or by all independent directors of the corporation. Our Corporate Governance Manual provides that the CEO’s compensation is determined by the Company’s independent directors only.

TSX Guidelines		Corporate Governance Practices at the Company

12.	The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.	The Company complies. Our Corporate Governance Manual provides that the board chair must be a non-executive “unrelated” and “independent” director who is designated by the board. Mr. David G.A. McLean, who has been a director of the Company since 1994, is the board chair. Mr. McLean is not a member of management and he is “unrelated” and “independent”. The key role of the board chair is to take all reasonable measures to ensure that the board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively and (iii) clearly understands and respects the boundaries between the responsibilities of the board and those of management. The non-management board members meet before or after every meeting of the board of directors without the presence of management and under the chairmanship of the board chair. An executive session including only “unrelated”, “independent” directors is also held at least quarterly.

13.	The audit committee should be composed solely of unrelated directors.[12]	The Company complies. The charter of the Audit, Finance and Risk Committee, attached as Schedule C to this Information Circular, states that all the members of the committee must be “unrelated” and “independent” directors.[13] All members of the Audit, Finance and Risk Committee are “unrelated” and “independent” directors. No member of the Audit, Finance and Risk Committee receives, other than in his or her capacity as a director or member of a board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

12	The CSA Audit Committee Rules state that the Audit Committee must be composed of a minimum of three members, and that every audit committee member must be “independent”. All members of the Audit, Finance and Risk Committee are “independent” within the meaning given to that term in the CSA Audit Committee Rules.
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13	The NYSE Standards and the applicable rules of the U.S. Securities and Exchange Commission require that in order to be considered independent, a member of the Audit, Finance and Risk Committee should not, other than in his or her capacity as a director or member of a board committee and in other limited circumstances, accept directly or indirectly any fee from the Company or any subsidiary of the Company nor be an affiliated person of the Company or any subsidiary of the Company. All members of the Audit, Finance and Risk Committee are independent pursuant to such definition.

TSX Guidelines	Corporate Governance Practices at the Company

The CSA Audit Committee Rules state that each audit committee member must be financially literate.

As required in the charter of the Audit, Finance and Risk Committee, all members of the Audit, Finance and Risk Committee are “financially literate” and several members of the committee meet all the criteria to be designated as “audit committee financial expert” under the rules of the U.S. Securities and Exchange Commission.

In determining whether or not a director is “financially literate”, the board considers if the director has “the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements”.

In determining if a director is an “audit committee financial expert”, the board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.

The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate and the committee duties should include oversight responsibility for management reporting on internal control.

The charter of the Audit, Finance and Risk Committee provides for direct communication channels with the internal auditors and the external auditors to discuss and review specific issues as appropriate. Each of the internal and external auditor meets separately with the Committee, without management, twice a year, and more frequently as required. The charter also provides that the Committee meets separately with management twice a year and more frequently as required.

The Audit, Finance and Risk Committee has the responsibility of receiving periodically a report by management which assesses the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control.

The CSA Audit Committee Rules state that an audit committee must recommend to the board of directors: (a) the external auditor to be nominated for the purpose of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.	The mandate of the Audit, Finance and Risk Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence.

TSX Guidelines		Corporate Governance Practices at the Company

The CSA Audit Committee Rules state that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.

The mandate of the Audit, Finance and Risk Committee provides that the committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including a disagreement, if any, with management and the resolution thereof).

	The CSA Audit Committee Rules state that an audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.	The mandate of the Audit, Finance and Risk Committee states that the committee approves and oversees the disclosure of all audit, review and attest services provided by the external auditors, determines which non-audit services the external auditors are prohibited from providing, and pre-approves and oversees the disclosure of permitted non-audit services provided by the external auditors to the Company or its subsidiaries.

The CSA Audit Committee Rules state that an audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.

The mandate of the Audit, Finance and Risk Committee provides that the committee is responsible for reviewing the annual and quarterly financial statements of the Company and accompanying information including the Company’s MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the committee should review the level and type of financial information provided, from time to time, to financial markets and to review the financial information contained in prospectuses, offering memoranda, the annual information form and other reports, financial or otherwise, requiring board approval.

	The CSA Audit Committee Rules state that an audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.	The mandate of the Audit, Finance and Risk Committee mentions that the committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while insuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance Guidelines of the Company available on our website at www.cn.ca/cn.governance for more details on these procedures.

	The CSA Audit Committee Rules state that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.	The mandate of the Audit, Finance and Risk Committee provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors.

14.	The board should implement a system which enables an individual director to engage an outside advisor at the expense of the company in appropriate circumstances. This engagement should be subject to the approval of an appropriate committee of the board.

The Company complies. Our Corporate Governance Manual states that, subject to board approval, members of the board may seek legal or expert advice at the Company’s expense from a source independent of management.

TSX Guidelines	Corporate Governance Practices at the Company

The CSA Audit Committee Rules state that the audit committee must have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the audit committee.

The Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee may also hire experts to help them execute their respective mandates at the expense of the Company, subject to so advising the board chair.

SCHEDULE C

CHARTER OF THE AUDIT, FINANCE AND RISK COMMITTEE

1.	Membership and Quorum

	•	a minimum of five directors;

	•	only Unrelated, Independent (as that term is defined and subject to the exceptions provided for Audit Committee members under applicable Canadian and U.S. laws and regulations) directors may be appointed. A member of the Audit, Finance and Risk Committee (the “Audit Committee”) may not, other than in his or her capacity as a director or member of a board committee accept directly or indirectly any fee from CN or any subsidiary of CN nor be an affiliated person of CN or any subsidiary of CN;

	•	each member must be “financially literate” (as determined by the board);

	•	at least one member must be an “audit committee financial expert” (as determined by the board);

	•	quorum of majority of members.

2.	Frequency and Timing of Meetings

	•	normally one day prior to CN board meetings;

	•	at least five times a year and as necessary;

	•	committee members meet before or after every meeting without the presence of management.

3.	Mandate

The responsibilities of the Audit Committee include the following:

A.	Overseeing financial reporting

	•	monitoring the quality and integrity of CN’s accounting and financial reporting process through discussions with management, the external auditors and the internal auditors;

	•	reviewing with management and the external auditors, the annual audited financial statements to be included in the annual report of CN, including CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution;

	•	reviewing with management and the external auditors, quarterly consolidated financial statements of CN and accompanying information, including CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution, and reviewing the level and type of financial information provided, from time to time, to financial markets;

	•	reviewing the financial information contained in prospectuses, offering memoranda, the annual information form and other reports, financial or otherwise, requiring board approval;

reviewing the procedures in place for the review of CN’s disclosure of financial information extracted or derived from CN’s financial statements and periodically assessing the adequacy of those procedures;

reviewing with the external auditors and management, the quality, appropriateness and disclosure of CN’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

reviewing the external auditors’ report on the consolidated financial statements of CN and on the financial statements of CN’s Pension Trust Funds;

reviewing the external auditors’ quarterly review engagement report;

reviewing the compliance of management certification of financial reports with applicable legislation;

reviewing any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of CN and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

B.	Monitoring risk management and internal controls

receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control;

reviewing insurance coverage for CN (annually and as may otherwise be appropriate);

reviewing CN’s risk assessment and risk management policies, including CN’s policies regarding hedging, investment and credit;

reviewing significant capital and other expenditures, sales and leases of assets, related party transactions, as required, and any other transactions which could alter, impact or otherwise materially affect CN’s financial or corporate structure, including off-balance sheet items;

assisting the board with the oversight of CN’s compliance with applicable legal and regulatory requirements;

while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints received by CN regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

requesting the performance of any specific audit, as required.

C.	Monitoring internal auditors

ensuring that the chief internal auditor reports directly to the Audit Committee;

regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members;

reviewing annually the internal audit plan;

ensuring that the internal auditors are accountable to the Audit Committee and to the board.

D.	Monitoring external auditors

recommending to the board and CN’s shareholders the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence;

approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors to CN or any of its subsidiaries, in accordance with applicable laws and regulations;

reviewing recommendations to shareholders on the continued engagement or replacement of external auditors, for CN and CN’s Pension Trust Funds;

ensuring that the external auditors are accountable to the Audit Committee and to the board;

discussing with the external auditors the quality and not just the acceptability of CN’s accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between CN and the external auditors (including a disagreement, if any, with management and any audit problems or difficulties and management’s response);

reviewing at least annually, a report by the external auditors describing their internal quality- control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

reviewing hiring policies for employees or former employees of CN’s firm of external auditors;

	•	ensuring the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and U.S. Corporate Governance Standards.

E.	Reviewing financings

	•	reviewing the opportunity and parameters of any debt or equity financing.

F.	Evaluating the performance of the Audit Committee

	•	ensuring that processes are in place to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the board chair, together with the Corporate Governance and Nominating Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including CN, the board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in CN’s Information Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and so advise the board chair; the Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. The board also provides appropriate funding for all administrative expenses necessary or appropriate to allow the Audit Committee to carry out its duties.

The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues, as appropriate. In addition, each must meet separately with the Audit Committee, without management, twice a year, and more frequently as required; the Audit Committee must also meet separately with management twice a year, and more frequently as required.

The Audit Committee shall report to the board regularly on its deliberations and annually on the adequacy of its mandate.

Nothing contained in the above mandate is intended to assign to the Audit Committee the board’s responsibility to ensure CN’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience and expertise, it is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors.

Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Company by the external auditors.

The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Company’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles or generally accepted auditing standards.

SCHEDULE D

DIRECTOR INDEPENDENCE CRITERIA

Unrelated, Independent directors comprise a substantial majority of CN’s Board.

In determining whether or not a director is “Unrelated”, as that term is defined in the disclosure and listing requirements and the corporate governance guidelines of the Toronto Stock Exchange, as amended, and with applicable Canadian legislation and related regulation of the Canadian Securities Administrators (collectively the “Canadian Corporate Governance Standards”), the Board considers all relevant facts applicable to a director, including whether or not such director is:

(a)	a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of CN, other than interests and relationships arising solely from holding securities in CN;

(b)	currently, or has been within the last three years, an officer, employee of or material service provider to CN or any of its subsidiaries or affiliates; and

(c)	a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with CN.

In determining whether or not a director is “Independent”, as that term is defined in the Canadian Corporate Governance Standards and the corporate governance standards of the New York Stock Exchange, as amended, and with applicable U.S. legislation and related regulation, the Board considers all material relationships that a director may have with CN. In addition, a director is not independent if:

(a)	the director is, or has been within the last three years, an employee of CN, or an immediate family member of the director is, or has been within the last three years, an executive officer of CN;

(b)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $CAD 75,000 in direct compensation from CN, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(c)	(A) the director or an immediate family member of the director is a current partner of a firm that is CN’s internal or external auditor; (B) the director is a current employee of such firm; (C) the director has an immediate family member who is a current employee of such firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such firm and personally worked on CN’s audit within that time;

(d)	the director or an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another entity where any of CN’s present executive officers at the same time serves or has served on that entity’s compensation committee;

(e)	the director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, CN for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $US 1million, or 2% of such other company’s consolidated gross revenues.

(f)	the director is a current employee or an immediate family member of the director is a partner or executive officer of a firm that receives payments from CN for professional services in an amount which, in any of the last three fiscal years, exceeds 3% of the total annual billing of the firm.

(g)	the director or an immediate family member of the director is an executive officer, director or trustee of a not-for-profit organization that has received charitable contributions from CN in an amount which, in any of the last three fiscal years, exceeds 1% of that organization’s total annual charitable receipts (CN’s contributions matching employee contributions being excluded from such calculation).

In its determination as to the independence of directors, the Board may also consider mutual and reciprocal directorships of Board members.

Item 3

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MR SAM SAMPLE
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	C1234567890	X X X

____
Fold
Form of Proxy - Annual Meeting to be held on Thursday, April 21, 2005

Notes to Proxy
1.	Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Information Circular.

5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.	The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted "FOR" items 1, 2 and 3.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!	____ Fold
Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Instead of mailing this proxy, you may choose to vote using the Internet to vote this proxy.
To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

•	Go to the following web site: www.computershare.com/ca/proxy	•	You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don’t vote online, you can still enrol by visiting www.computershare.com - click “Investors” and then “Electronic Shareholder Communications”.
•	Proxy Instructions must be received by 5:00 pm, (Montréal Time), April 20, 2005.

To vote by the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER    C1234567890        ACCESS NUMBER    12345

If you vote by Internet, DO NOT mail back this PROXY.
Proxies submitted must be received by 5:00 pm, (Montréal Time), on APRIL 20, 2005

.

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: David G.A. McLean, or failing him, E. Hunter Harrison	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held in Le Grand Salon on the Convention Floor of the Fairmont The Queen Elizabeth, 900 René-Lévesque Boulevard West, Montréal, Quebec, on Thursday April 21 2005, at 10:00 am. (Montréal Time), and at any adjournment thereof.

1.	Election of Directors

		For	Withhold			For	Withhold			For	Withhold

01.	Michael R. Armellino			06.	Ambassador Gordon D. Giffin			11.	Gilbert H. Lamphere			____ Fold

02.	A. Charles Baillie, LL.D.			07.	James K. Gray, O.C., A.O.E., LL.D.			12.	Denis Losier

03.	Hugh J. Bolton, F.C.A.			08.	E. Hunter Harrison			13.	The Hon. Edward C. Lumley, P.C., LL.D.

04.	Purdy Crawford, O.C., Q.C., LL.D.			09.	Edith E. Holiday			14.	David G.A. McLean, O.B.C., LL.D.

05.	J.V. Raymond Cyr, O.C., LL.D.			10.	V. Maureen Kempston Darkes, O.C.,D. Comm., LL.D.			15.	Robert Pace

2.	Appointment of Auditors	For	Withhold

Appointment of KPMG LLP as Auditors

3.	Amendment to Management Long-Term Incentive Plan	For	Against

Adoption of the resolution of shareholders approving an amendment to the Management Long-Term Incentive Plan, as more fully described in the Information Circular.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management (i.e. FOR the election of management's nominees as directors, FOR the appointment of KPMG LLP as Auditors and FOR the adoption of the resolution of shareholders approving an amendment to the Management Long-Term Incentive Plan).	____ Fold

Signature(s)

Date

Quarterly reports	Annual report

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If you do not check the box above or do not return this form, we will assume that you do not want to receive CN's quarterly reports.	If you do not check the box above or do not return this form, we will assume that you want to receive CN's annual financial statements and MD&A.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

Item 4

2004 Annual Report

This is excellence.

 Contents
  1 This is excellence . . .              25 In the community                        Except where otherwise
  7 A message from E. Hunter Harrison     28 Glossary of terms                       indicated, all fi nancial
  8 Financial summary                     29 Financial Section (U.S. GAAP)           information refl ected in this
 11 This is CN                            81 Financial Section (Canadian GAAP)       document is expressed in
 12 Changing mindsets: IMX and beyond    130 Non-GAAP Measures - unaudited           Canadian dollars and determined
 14 Converting the GLT acquisition       132 Corporate Governance                    on the basis of United States
 16 BC Rail and CN: a perfect fi  t      133 2004 President's Awards for Excellence  generally accepted accounting
 18 A new approach to service            134 Board of Directors 136 Chairman of the  principles (U.S. GAAP).
 20 Building a railroader culture            Board and Executive Officers of the
 22 CN at a glance                           Company
 24 A message from the Chairman          137 Shareholder and investor information

Contents

1 This is excellence . . .
7 A message from E. Hunter Harrison
8 Financial summary
11 This is CN
12 Changing mindsets: IMX and beyond
14 Converting the GLT acquisition
16 BC Rail and CN: a perfect fit
18 A new approach to service
20 Building a railroader culture
22 CN at a glance
24 A message from the Chairman
25 In the community
28 Glossary of terms
29 Financial Section (U.S. GAAP)
81 Financial Section (Canadian GAAP)
130 Non-GAAP Measures – unaudited
132 Corporate Governance
133 2004 President's Awards for Excellence
134 Board of Directors
136 Chairman of the Board and Executive Officers of the Company
137 Shareholder and Investor Information

To CN, an empty rail yard represents
excellence because it means
our assets are out on the network –
moving product,
earning revenue and helping
customers compete.

     Looking at our business differently
is key to delivering
the full benefit of precision railroading to
our customers and shareholders.

     It has been integral to our
approach at CN for nearly a decade,
and it is at the root of our
confidence that we can lead and
grow for years to come.

Canadian National Railway Company	1

This is the competition.

With the increasing speed, precision and reliability of the CN service plan, we can provide real value when compared with truck transportation.

This is our capacity.

We see the glass as half empty. We have signifi cant capacity in our operations to handle more traffi c and grow at low incremental cost.

This is our capacity.

We see the glass as half empty. We have significant capacity in our operations to handle more traffic and grow at low incremental cost.

Canadian National Railway Company 3

This is the engine.

We are cultivating a unique, passionate railroader mentality across our entire workforce - to leverage the CN scheduled railroading concept and get better at it every day.

This is the scorecard.

We know what we're supposed to do: deliver value to our shareholders. Do that by delivering value to our customers. Do that by executing and continuously improving at every level of our business.

Revenues
In million $

6,750
6,500
6,250
6,000
5,750
5,500
5,250
5,000
00
01
02
03
04

Adjusted operating ratio (1)
In per cent

(1) 2001 and 2002 have been adjusted for items affecting the comparability of the results of operations. See page 130 of this report for a reconciliation of this non-GAAP measure.

75
70
65
60
55
50
45
40
00
01
02
03
04

This is the scorecard.

Free cash flow (2)
In million $

(2) See page 131 of this report for a reconciliation of this non-GAAP measure.

1,050
900
750
600
450
300
150
0
00
01
02
03
04

CN stock performance
January 1, 2000 to December 31, 2004

January 1, 2000 = 100

CNR
CNI
S&P 500
S&P/TSX
350
300
250
200
150
100
50
0
Jan. 1 00
Jan. 1 01
Jan. 1 02
Jan. 1 03
Jan. 1 04
Dec. 31 04

Canadian National Railway Company 5

This is the limit.

We see no limit to what we can achieve with our business model, operating philosophy and attitude. There is room to get better in every area of performance.

A message from E. Hunter Harrison

Dear shareholders: We’ve built a highly productive and resilient franchise, capable of delivering results even in the face of significant challenges. We’ve proven what we can do, but there’s much more for us to prove. This is CN: a journey that’s far from over.

I remember one of the turning points of my career. I was a young man, in my first management job at BN’s Memphis yard. W.F. Thompson, a great railroader who would eventually become a mentor of mine, was visiting the facility. He looked out at a rail yard packed with cars and asked me, “Son, what do you see out there?” I was young, and he was a big, intimidating man. I wanted to say the right thing. My answer was, “Sir, that’s a lot of business out there in the yard.”

      Mr. Thompson’s answer changed forever my view of railroading. He said, “You know, that’s the problem. You look at a crowded yard and see a lot of business. I see a lot of delayed trains.”

A passion for seeing things differently

It’s been a tradition throughout CN’s history as a publicly held corporation to look beyond the conventions of traditional railroading to drive excellence. Those of you familiar with CN’s track record know that is our central theme.

     Since that moment in the Memphis yard long ago, getting the absolute maximum out of rail assets has been a major focus of mine, and it’s a passion here at CN. It’s one of the five guiding principles of successful railroading. The first is providing good service – consistently doing what you say you’ll do. The second is controlling your costs. The third is asset utilization. The fourth is to make sure you operate safely, and the fifth is developing your people. I’ve always believed that if I focus 90 per cent of my time as leader on the fifth principle, the other four will follow naturally.

Without a doubt, CN people enabled the company to translate improved economic conditions into excellent results for this company in 2004. Thanks to their dedication and execution, 2004 was a record year by nearly every measure.

Canadian National Railway Company	7

Financial summary

$ in millions, except per share data, or unless otherwise indicated	2004	(1)	2003	(1)	2002	(1)

Financial results

Revenues	$6,548		$5,884		$6,110

Operating income	2,168		1,777		1,469

Net income	1,258		1,014		800

Diluted earnings per share (2)	4.34		3.49		2.65

Dividend per share (2)	0.78		0.67		0.57

Net capital expenditures	1,072		1,043		938

Financial position

Total assets	22,365		20,337		21,738

Long-term debt, including current portion	5,164		4,658		5,577

Shareholders’ equity	9,284		8,432		8,369

Financial ratios (%)

Operating ratio	66.9		69.8		76.0

Debt to total capitalization	35.7		35.6		40.0

(1)	2004 includes GLT and BC Rail from May 10 and July 14, respectively. In addition, the Company’s financial results for 2003 and 2002 include items affecting the comparability of the results of operations as discussed in the Company’s Management’s Discussion and Analysis on pages 32 and 38.
(2)	Reflects a three-for-two common stock split that took effect February 2004.

Employees (average for the year)

2002			23,190

.
2003	22,012
.
2004 (1)		22,470

Adjusted diluted earnings per share (dollars)(2)(3)

2002	3.48
.
2003		3.60
.
2004 (1)			4.34

Adjusted operating ratio (percentage) (2)

2002		69.4
.
2003			69.8
.
2004 (1)	66.9

(1)	Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.
(2)	See discussion and reconciliation of these non-GAAP adjusted performance measures in the Company’s Management’s Discussion and Analysis on pages 32, 33 and 38.
(3)	Reflects a three-for-two common stock split that took effect February 2004.

Canadian National Railway Company	8

Success always comes back to the five principles I’ve preached my entire career as a railroader: Do what you say you’re going to do, keep your costs down, get the most out of your assets, don’t get anybody hurt, and develop your people. We’re doing well. But I know we can do better.

Record financial results

It was a banner year for CN. Volumes, measured in revenue ton miles, increased in 2004 by 8 per cent over what we achieved in 2003. Total revenues grew by 11 per cent year-over-year to a record $6,548 million, despite a strong Canadian dollar that continued to negatively affect the translation of our U.S. dollar-denominated revenues.

     Revenues from the Great Lakes Transportation LLC railroads and related holdings (GLT) and BC Rail transactions began to contribute to CN results starting in May and July of 2004, respectively. Excluding the conversion impact of the stronger Canadian dollar –approximately $255 million – our revenues grew 16 per cent in 2004; of that, 6 per cent was due to our two acquisitions, indicating the strength of our core franchise.

     Our operating ratio for the year was a record 66.9 per cent. Driven by our ability to absorb volume growth at low incremental cost, performance in this key measure improved 2.9 percentage points when compared with the 69.8 operating ratio we reported for 2003.

     Perhaps the most dramatic yardstick for CN financial performance in 2004 was in the area of free cash flow. Here, our business model and success in executing it delivered powerful results: record free cash flow in 2004 of $1,025 million, a significant increase over the $578 million we generated in 2003.*

      We are committed to rewarding our investors for their confidence in us. In early 2005, we announced CN’s ninth consecutive dividend increase. In fourth quarter 2004 we announced our intention to repurchase up to 14 million shares of CN stock between November 1, 2004 and October 31, 2005.

A solid foundation for continued performance

Our performance in 2004 was the result of years of work, of strategies begun several years ago, of a superior and highly effective business model and operating philosophy – factors that also form a solid base for growth in the future.

      In other words, this story is by no means over.

     I am convinced that our performance is sustainable. We have just begun to realize the benefits from the GLT and BC Rail franchises. We continue to innovate to improve our products, our ability to sell them and our customer support capability. Our efforts to increase speed, efficiency and reliability through the execution of the CN precision railroading concept are ongoing and never-ending.

     The GLT and BC Rail transactions extended our reach and created opportunities to improve traffic flows. These acquisitions also strengthened CN’s ability to grow in the steel, forest products and coal industries. Both GLT and BC Rail have been accretive to CN’s earnings from day one; our proven step-by-step integration model proceeded smoothly throughout 2004.

     CN’s groundbreaking Intermodal Excellence product – called IMX – exceeded our expectations in 2004, contributing significantly to the bottom line. There’s still plenty of room for improvement in this business, and there are more customers that can benefit from the speed and efficiency of scheduling all intermodal operations. Meanwhile, we are expanding the IMX precision railroading mindset in our carload business and starting another journey of industry innovation with Carload Excellence.

     The creation of a dedicated CN service department in 2004 promises to do more than increase the value we can bring to customers. This initiative represents a broader enhancement of the way we run our business in which dedicated marketing, sales and service functions create new opportunities for continuous performance improvement. Now, CN has marketing professionals focused solely on product design and pricing; sales professionals free to concentrate exclusively on selling; service professionals whose mandate is to help customers and improve CN’s ability to meet their needs.

     Rail transportation still has unrealized potential for growth. By working together as an industry, there are significant opportunities to improve transit times, increase capacity, reduce congestion and become a more competitive transportation option. In 2004, we announced a number of network initiatives and co-production agreements with Canadian Pacific Railway. We continued our routing protocol initiative with a series of agreements announced with our U.S. interline partners. Our opportunity is to expedite traffic by reducing the number of handlings, shortening routes and avoiding the most congested gateways.

*See page 42 of this report for a reconciliation of this non-GAAP measure.

Canadian National Railway Company	9

Our future boils down to one word: Change. Embracing change, and driving it. Being resilient while always searching for ways to change for the better. Looking at things from new and different angles. And not giving up on a good idea. That’s what we’ve got to do across the company.

     We see future growth in overseas traffic, particularly to and from Asia through Canada’s west coast. With its growing economy, China is particularly important, both as a destination for natural resources and merchandise located along CN’s network, and as an originator of containers bound for points in North America. In fourth quarter 2004, CN announced the establishment of offices in Shanghai and Beijing with the objective of growing the railroad’s share of China-North America traffic. With our significant presence in the port of Vancouver and what we see as the potential for Prince Rupert as a gateway, we believe we are well positioned to benefit from increasing trade between China and North America.

Managing change, moving forward

The success we have had so far is the result of our ability to meet challenges by managing change. Continuing to improve and develop this ability is the key to our future. When I say managing change, I mean more than just reacting to it. We have to lead change. That starts with developing the right culture, which doesn’t happen overnight. I’ve seen the CN culture steadily evolve since I first got here almost seven years ago. We are trying to get every single employee to adopt the CN railroader mentality – a passion for excellence in everything we do, even the smallest things; a resistance to accepting the status quo, a drive to look for innovative ways to improve performance in every corner of our business.

     To a significant degree, we have gotten to this point by bucking conventional wisdom – in our precision railroading operating model, in our labor agreements, in our intermodal and carload products, in the way we are organized and how we work with other railroads –and that’s how we’re going to continue to build on our leadership. Embracing change and driving it.

     My top priority as I lead this company is to develop our people. The way I see it, if we continue to get smarter, move up the learning curve and work better together as a team, that alone has powerful potential to drive growth. That’s why we’re doing what we’re doing with the “Railroad MBA,” it’s why I’m spending the time I am with the training program that’s come to be known as “Hunter Camps,” and it’s why we’re investing what we are in other people-development initiatives throughout the organization.

     I believe the capacity for people to learn and improve is limitless. That belief is behind my confidence that this journey is far from over.

     We are going to continue to build on what we’ve accomplished together so far. I can see it happening, one person at a time – that light going on, that look I see on someone’s face when he or she sees his or her place in what we’re trying to accomplish. What is most gratifying to me is seeing people get passionate about what we’re doing. It’s seeing our workforce get on board the CN train.

     For each CN individual and for this company, I truly believe that the sky’s the limit.

Sincerely,

E. Hunter Harrison
President and Chief Executive Officer

Canadian National Railway Company	10

We are constantly striving to get the most out of our unique CN precision railroading approach, whether by challenging the way we do things in order to do them better, or by extending This is CN. the network upon which we apply our model. In 2004, we converted on a number of initiatives and focused on developing the engine that will continue to take us forward: our people.

Canadian National Railway Company	11

Changing mindsets:

Changing mindsets:

12 Canadian National Railway Company

IMX and beyond

In 2003, CN introduced Intermodal Excellence - IMX - an entirely new approach to operating our most complex business. IMX applies the discipline and precision of scheduled railroading to remove randomness, smooth traffi c fl ows, reduce transit times and improve reliability. One year later, the results are showing in steadily increasing customer acceptance and improved margins. As we continue to improve our execution,

we can extend our disciplined operating practices to additional activities. IMX is more than a program or product. It's a mindset - at CN and, more important, among CN customers. Equipment, gate and train reservations maximize customer access to fi xed capacity and improve customers' ability to plan;
day-of-the-week and seasonal pricing provides opportunities to both CN and its customers to better manage costs.

Next is to apply the IMX mindset to our carload business with Carload
Excellence, or CX, which we launched in 2004. By utilizing equipment reservations, off-peak pricing and our new interline route protocols, CX is bringing fundamental change to the way carload shipping is done. Like IMX, CX has real potential to free additional capacity, smooth traffi c flows, improve asset performance and increase profi tability.

Converting

the GLT acquisition

Initiated in late 2003 and closed in mid-2004, CN's acquisition of the Great
Lakes Transportation LLC railroads and related holdings (GLT) represented a twofold strategy - fi rst, to enhance our rail network in a key corridor, and second, to build our bulk commodities franchise serving the steel industry. The transaction gave CN ownership of a key 17-mile segment of track in the Duluth,
Minnesota/Superior, Wisconsin area and 64 miles of parallel track just north of there, two important enhancements in our fast-growing western corridor.

In addition, it extended our network with port and rail assets in Pennsylvania.
Equally important, the GLT acquisition strengthened CN's position as a hauler of bulk commodities for the U.S. steel industry, which is in the midst of a recovery. In addition, we now are benefi ting from growing world demand for iron ore that reflects dramatic changes in the global economy.

BC Rail and CN:

When we announced CN's partnership with BC Rail in late 2003, we knew it would be a perfect strategic fi t. Approved and closed in mid-2004, the transaction is already delivering results.

     The joining of CN and BC Rail strengthens our franchise and growth prospects, particularly in forest products, and expands our presence in British
Columbia. Plans for new facilities in Prince George offer operational benefi ts, while the addition of BC Rail track to our western network provides a number of signifi cant opportunities to improve traffi c flow and serve our customers better, many of which we already have implemented.

     Meanwhile, our partnership with BC Rail strengthens CN's commitment to the development of the port of Prince Rupert, which we believe holds potential as a gateway for growing trade between North America and Asia.

a perfect fit

a perfect fit

Canadian National Railway Company 17

A new approach

A new approach

18 Canadian National Railway Company

to service

CN has steadily increased the effectiveness of its sales force by refi ning the organizational structure and transforming the traditional order-taker mentality to a more proactive, solutions-oriented approach. As our sales professionals continue to improve and excel, we are raising the quality of service after the sale with a new, fully dedicated service department.

     The CN Service Department provides a new level of responsiveness and expertise to help customers quickly resolve issues beyond normal shipment tracking and transactional questions and maximize the benefi t they can draw from our precision railroading model. We have assembled a group of highly experienced railroaders from a broad range of expertise, from operations, service design, sales and marketing to accounting and traditional customer service. CN service professionals have the tools and authority to coordinate solutions across the CN system - providing customers new avenues for faster and more consistent problem resolution.

Building

To power CN's future, we aspire always to become better railroaders. Two unique
CN programs designed to help us achieve that goal gained momentum in 2004 -
"Hunter Camps" and the "Railroad MBA."

     To develop CN's next generation of performers and leaders, we have instituted a program that has become known across the company as "Hunter
Camps." In each session - four were held in 2003, eight in 2004, 12 are planned for 2005 along with a video - Hunter Harrison spends three days with a group of
20-25 CN employees, passing on the knowledge of his 40-plus years in this business.

     The "Railroad MBA" is a tailored 12- to 18-month program in which CN managers take a leave of absence from their regular positions to gain hands-on experience in every aspect of CN's operations. Participants rotate through key areas of the business, learning to lay track, repair engines, run trains and manage the network, developing railroading skills, knowledge and perspective that add tremendous value to their capabilities.

     In both programs we're breaking new ground to build a strong railroader culture at CN. One person at a time, creating an unstoppable passion to improve, lead and excel. This is our future; this is CN.

a railroader culture

a railroader culture

Canadian National Railway Company 21

CN at a glance

CN derives revenue from a balanced mix of goods moving over a network of approximately 19,300 route miles of track spanning North America. CN is the only rail network on the continent to connect three coasts –the Pacific, the Atlantic and the Gulf of Mexico.

Statistical summary

	2004	(1)	2003	2002

Route miles (includes Canada and the U.S.)	19,304		17,544	17,821

Carloads (thousands)	4,654		4,177	4,153

Gross ton miles (millions)	332,807		313,593	309,102

Revenue ton miles (millions)	175,355		162,901	159,259

Employees (average for the year)	22,470		22,012	23,190

Diesel fuel consumed (U.S. gallons in millions)	391		374	369

Average fuel price per U.S. gallon (dollars) (2)	1.30		1.21	1.20

(1)	Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.	Certain of the comparative statistical data and productivity measures have been restated to reflect changes to estimated data previously reported.
(2)	Includes the impact of the Company’s hedging program.

2004 data

	Freight revenues (millions)	Revenue ton miles (RTM) (millions)	Freight revenue per RTM (cents)

Petroleum and chemicals	$1,123	32,618	3.44

Metals and minerals	713	16,421	4.34

Forest products	1,452	38,414	3.78

Coal	284	13,614	2.09

Grain and fertilizers	1,053	39,965	2.63

Intermodal	1,117	31,002	3.60

Automotive	510	3,321	15.36

	Petroleum and chemicals	Metals and minerals	Forest products

We believe the balance of our business mix positions us well to face economic fluctuations and enhances our potential to grow revenue.

	Petroleum and chemicals comprise a wide range of commodities including petroleum, liquefied petroleum gas, plastics and olefins, sulfur and chemicals products. Most of CN’s petroleum and chemicals shipments originate in Alberta, eastern Canada and the Gulf of Mexico, and are destined for customers in Canada, the United States and overseas.	CN’s metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The company’s superior rail access to major mines, ports and smelters throughout North America has made the company a leader in the transportation of copper, lead, zinc concentrates, iron ore, refined metals and aluminum.	CN is the largest carrier of forest products in North America. This commodity group includes various types of lumber, panels, wood chips, woodpulp, printing paper, liner-board and newsprint. In Canada, CN enjoys superior access to the major fiber-producing regions. In the United States, CN is strategically located to serve both the mid-western and southern U.S. corridors with interline capabilities to other Class 1 railroads.

Canadian National Railway Company	22

CN – North America's railroad
Fort Nelson
Dawson Creek
Prince Rupert
Prince George
Edmonton
Saskatoon
Kamloops
Calgary
Whistler
Vancouver
Winnipeg
Thunder Bay
Hearst
Oba
Quebec
Moncton
Halifax
Montreal
Duluth
Sault Ste Marie
Toronto
Buffalo
Stevens Point
Green Bay
Minneapolis/St. Paul
Fond du Lac
Sarnia
Detroit
Fort Dodge
Waterloo
Sioux City
Chicago
Cedar Rapids
Omaha
Council Bluffs
Springfield
Pittsburgh
Cincinnati
Kansas City
Topeka
St. Louis
East St. Louis
Memphis
Tulsa
Birmingham
Alliance
Dallas
Shreveport
Jackson
Mobile
Baton Rouge
Gulfport
New Orleans
Houston
Beaumont
Port Arthur
Galveston
Laredo
Corpus Christi
Monterrey
San Luis Potosí
Tampico
Mexico City
Veracruz
Lazaro Cardenas
CN
KCS
KCS/TFM Alliance

Coal	Grain and fertilizers	Intermodal	Automotive

CN moves both Canadian and U.S. thermal coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada. U.S. thermal coal is transported from mines in southern Illinois or from western U.S. mines via interchange with other railroads to utilities in the Midwest and southeastern United States. CN also moves metallurgical coal to export markets via the Canadian west coast ports of Vancouver and Prince Rupert.

	CN’s grain and fertilizer business transports commodities grown in western Canada and the U.S. Midwest. The majority of western Canadian grain carried by CN is for export. In the United States, CN handles grain grown in Illinois and Iowa for export, as well as for domestic processing facilities and feed markets. CN also serves producers of potash, urea and other fertilizers.	CN leads the industry with its innovative IMX intermodal service offering. At CN, intermodal business consists of two segments. The first segment, domestic, is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels. The second, the international segment, handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans.	CN is a leading carrier of automotive products originating in southwestern Ontario, Michigan and Mississippi. This commodity group moves both finished vehicles and parts within the United States, Canada and Mexico. CN also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.

Canadian National Railway Company	23

A message from the Chairman

The CN Board is very pleased with the performance of our company under the leadership of Hunter Harrison and his team. Hunter has a rare gift, a combination of broad strategic vision and a hands-on management style that I believe is a force, not just within CN, but also throughout the industry. The Board was delighted with Hunter’s decision during the year to accept an extension of his employment contract with the company through 2008.

     At the same time, we are gratified to see the depth of talent the company is developing at all levels of the organization. It has long been a priority of the Board to see CN build upon the strength of its management team, to attract – and retain – the best and brightest minds in the industry. We believe the company is performing exceedingly well in this critical area.

     The Board of Directors is particularly proud of its corporate governance. I am pleased to report that in 2004 CN rose to a rank of fifth out of more than 200 Canadian companies in the Globe and Mail Report on Business Annual Review of Corporate Governance in Canada. Based on the Review’s evaluation of board composition, share holding and compensation, shareholder rights, and disclosure, CN scored 93 points out of a possible 100. Shareholders can view and obtain copies of CN corporate governance guidelines, as well as key committee charters and other information, on our Web site at www.cn.ca/cngovernance.

     Our drive for ongoing improvement as a Board continued in 2004. During the year we initiated a peer review process in which each Director was evaluated against a number of criteria by his or her fellow Board members. Our goal is to remain constantly vigilant for opportunities to become more effective representatives of our shareholders’ best interests.

     Each year, I have expressed the Board’s confidence in the future of this company. We have seen CN consistently deliver outstanding results, but perhaps most encouraging is the solid foundation that underpins our performance. CN has a superior business model, a solid balance sheet, and likely the best leadership team and work-force in the rail industry, with an insatiable drive to get better. We on the Board believe this combination adds up to excellence that is sustainable in the long term.

     I am grateful to my fellow Board members for their integrity, wisdom and dedication, as well as to our investors for their continued support. Our future shines brighter than ever. As Hunter might say, stay aboard. This train is running strong.

Sincerely,

David McLean, O.B.C., LL.D.
Chairman of the Board

Dear fellow shareholders:

In an improved but still-challenging environment, CN achieved or surpassed nearly all its financial objectives, successfully closed two important acquisitions and extended its track record of delivering solid value to its shareholders. On behalf of the CN Board, I commend the management team and all of our employees for another year of outstanding accomplishment.

Canadian National Railway Company	24

In the community

In the community

all aboard
safety
Today is
Tomorrow will be
snowy

Canadian National Railway Company 25

Safety is one of CN’s guiding principles. Within our operations and in our communities, it guides our decisions and actions every day. The goal of our community safety program is to help save lives and prevent injuries on or near our railroad property and at crossings.

The CN All Aboard for Safety program

For more than 20 years in Canada and the United States, CN employees, from management to police officers and risk managers, from train crews to retirees, have been promoting the importance of safety at highway/railroad crossings and warning of the dangers of trespassing on railroad property. In 2004, we renamed this comprehensive community safety effort All Aboard for Safety.

Promoting safety to students Every year, CN makes All Aboard for Safety presentations to more than 100,000 students in more than 700 schools throughout Canada and the United States. The presentations include videos, demonstrations and information handouts.

Safety blitzes CN holds “safety blitzes” at busy rail crossings with local police services to help make drivers aware of the importance of safety.

Canadian National Railway Company	26

The CN safety train Little Obie, CN’s safety train, travels to CN communities across North America to promote safety in a fun and highly memorable way to thousands of children at community events and parades. Little Obie is a scale model of a CN locomotive measuring six feet high with authentic details such as a full-sized train horn along with a caboose.

Community safety partnerships Part of the strength of CN’s All Aboard for Safety program is the collaborative relationship we’ve cultivated with our major community safety partners: Operation Lifesaver, a public education program focused on rail safety, and Mothers Against Drunk Driving (MADD). In Canada, we also support the Safe Communities Foundation, an organization that helps communities implement safety programs; Safe Kids Canada, an injury prevention program for children; and SMARTRISK, an injury prevention program for students in high school.

     CN works closely with local, provincial, state and federal agencies, the Royal Canadian Mounted Police, firefighters and paramedics. We all share a common goal – to help prevent injuries and save lives.

Community outreach CN employees staff All Aboard for Safety displays at community events such as safety villages, Police Safety Week, family days, fairs, shopping malls and trade shows, talking to more than 100,000 children and adults every year about safety. They also make presentations to school bus drivers, truck drivers, driver’s education classes and adult groups.

Mock train-vehicle collisions CN brings real-life drama to the community through high-profile events. Working closely with emergency measures organizations, CN conducts simulations of train-vehicle collisions. High school drama students volunteer to play the role of injured victims to demonstrate the potentially dire consequences of unsafe practices around rail crossings.

Throughout our operations and out in our communities, safety is a deep, cultural commitment at CN. Increasingly, one hears the following refrain among CN employees: “Have a safe day!”

Canadian National Railway Company	27

Glossary of terms

Average length of haul – The average distance in miles one ton is carried. Computed by dividing total ton miles by tons of freight.

Carload – A one-car shipment of freight from one consignor to one consignee.

Car velocity – Car velocity is an average speed calculation, expressed in miles per day, of the car movements from time of release at one location to arrival at the destination.

Class 1 railroad – As determined by the Surface Transportation Board, a freight railroad with annual operating revenues that exceed a threshold indexed to a base of $250 million in 1991 U.S. dollars. The threshold in 2003 was $277.7 million.

Gross ton miles – The number of tons behind the locomotives (cars and contents) including company service equipment multiplied by the miles of road moved from originating to destination stations on a designated railroad.

Intermodal service – In railroad transportation, the movement of trailers or containers on railroad freight cars.

Linehaul – The movement of trains between terminals and stations on the main or branch lines of the road, exclusive of switching movements.

Main track – A track extending through and between stations upon which trains are operated.

Operating ratio – The ratio of operating expenses to operating revenues.

Revenue ton mile – The movement of a ton of freight over one mile for revenue.

Right-of-way – A strip of land of various widths upon which a rail track is built.

Rolling stock – Transportation equipment on wheels, especially locomotives and freight cars.

Route miles – The miles of right-of-way owned or leased and operated by the designated railroad. Route miles exclude mainline trackage operated under trackage rights. In multiple track territories only one mainline track counts as route miles.

Scheduled railroad – Running a scheduled railroad is a disciplined process that handles individual car movements according to a specific plan where possible and that manages expectations to meet agreed-upon customer commitments.

Siding – A track auxiliary to the main track for meeting or passing trains, or in the case of industrial siding, a track serving various industrial customers.

Trip plan – A trip plan is a detailed chain of train handling events describing how a car(s) can be handled from the shipper’s door to the consignee’s door. Trip plans are expressed in hours and are tailored to a specific customer location, day of week and time of release.

Unit train – A train with a fixed, coupled consist of cars operated continuously in shuttle service under load from origin and delivered intact at destination and returning usually for reloading at the same origin.

Waybill – The document covering a shipment and showing the forwarding and receiving stations, the name of consignor and consignee, the car initials and number, the routing, the description and weight of the commodity, instructions for special services, the rate, total charges, advances and the waybill reference for previous services, and the amount prepaid.

Yard – A system of tracks within defined limits, designed for switching services.

Yard dwell – Yard dwell is the average duration, expressed in hours, that cars spend in a specific operating terminal.

Canadian National Railway Company	28

Financial Section (U.S. GAAP)

Contents

Canadian National Railway Company

30	Selected Railroad Statistics

31	Management’s Discussion and Analysis

53	Management Report

53	Auditors’ Report

54	Consolidated Statement of Income

55	Consolidated Statement of Comprehensive Income

56	Consolidated Balance Sheet

57	Consolidated Statement of Changes in Shareholders’ Equity

58	Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

59	1	Summary of significant accounting policies

61	2	Accounting changes

62	3	Acquisitions

63	4	Accounts receivable

63	5	Properties

64	6	Intangible and other assets

64	7	Credit facility

64	8	Accounts payable and accrued charges

64	9	Other liabilities and deferred credits

66	10	Long-term debt

67	11	Capital stock and convertible preferred securities

67	12	Stock plans

69	13	Pensions

71	14	Interest expense

71	15	Other income (loss)

71	16	Income taxes

72	17	Segmented information

72	18	Earnings per share

72	19	Major commitments and contingencies

74	20	Financial instruments

76	21	Other comprehensive income (loss)

77	22	Reconciliation of United States and Canadian generally accepted accounting principles

80	23	Comparative figures

U.S. GAAP	Canadian National Railway Company	29

Selected Railroad Statistics

Year ended December 31,	2004(1)	2003	2002

Statistical operating data
Freight revenues ($ millions)	6,252	5,694	5,901
Gross ton miles (GTM) (millions)	332,807	313,593	309,102
Revenue ton miles (RTM) (millions)	175,355	162,901	159,259
Carloads (thousands)	4,654	4,177	4,153
Route miles (includes Canada and the U.S.)	19,304	17,544	17,821
Employees (end of period)	22,679	21,489	22,114
Employees (average during period)	22,470	22,012	23,190

Productivity
Operating ratio (%)	66.9	69.8	76.0
Adjusted operating ratio (%) (2)	66.9	69.8	69.4
Freight revenue per RTM (cents)	3.57	3.50	3.71
Freight revenue per carload ($)	1,343	1,363	1,421
Operating expenses per GTM (cents)	1.32	1.31	1.50
Adjusted operating expenses per GTM (cents) (2)	1.32	1.31	1.37
Labor and fringe benefits expense per GTM (cents)	0.55	0.54	0.59
Adjusted labor and fringe benefits expense per GTM (cents) (2)	0.55	0.54	0.56
GTMs per average number of employees (thousands)	14,811	14,246	13,329
Diesel fuel consumed (U.S. gallons in millions)	391	374	369
Average fuel price ($/U.S. gallon) (3)	1.30	1.21	1.20
GTMs per U.S. gallon of fuel consumed	851	838	838

Safety indicators
Injury frequency rate per 200,000 person hours	2.6	2.9	3.0
Accident rate per million train miles	1.6	2.0	2.0

(1)	Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.
.
(2)	2002 has been adjusted for items affecting the comparability of the results of operations. See discussion and reconciliation of these non-GAAP adjusted performance measures in the Company’s Management’s Discussion and Analysis on page 38.
.
(3)	Includes the impact of the Company’s hedging program.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated data previously reported.

U.S. GAAP	Canadian National Railway Company	30

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including the railroads and related holdings of Great Lakes Transportation LLC (GLT) as of May 10, 2004 and BC Rail as of July 14, 2004. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company also prepares consolidated financial statements in accordance with Canadian GAAP, which are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments and stock-based compensation. A reconciliation of the U.S. to Canadian GAAP financial statements is provided in Note 22 to the Company’s Consolidated Financial Statements. The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. In such instances, the reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2004 Annual Consolidated Financial Statements and notes thereto.

Business profile

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 19,300 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven commodity groups consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2004, no individual commodity group accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2004, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 23% from Canadian domestic traffic and 20% from overseas traffic. The Company originates approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, solid free cash flow generation and an adequate return on investment. CN’s business strategy is guided by five core values: providing good service, controlling costs, focusing on asset utilization, committing to safety and developing employees.

Overview

For 2005 and the foreseeable future, CN’s challenge is to remain at the forefront of rail industry financial performance and to build value for shareholders and customers by aiming to make the railroad the continent’s best-performing transportation company.

     CN’s plan is premised on the deployment of its business model to generate quality revenues, while leveraging capacity and maintaining its current level of plant quality.

     The “scheduled railroad” is the foundation for the Company’s business model. For CN’s merchandise business, the scheduled railroad, which is defined as a trip plan for every car measured in hours, has reduced transit times, improved the consistency of CN’s transportation product, dramatically improved productivity and helped to improve network capacity. In 2003, the Company began to apply the same principles of scheduled railroading to its intermodal business through the IMX initiative. IMX is designed to smooth demand and balance the flow of intermodal traffic through pre-defined daily train capacity, slot, gate and equipment reservations, and day-of-the-week pricing.

     CN’s acquisition and control of Illinois Central and Wisconsin Central, in 1999 and 2001, respectively, extended the Company’s reach into the central and southern United States. Among the benefits of single line service afforded by these transactions have been improved transit and cycle times for freight cars and the penetration of new markets.

     The acquisition of GLT in May 2004 has permitted new efficiencies in train operations north of Duluth/Superior in the key Winnipeg-Chicago corridor and positioned CN as a major player in the supply chain for the United States steel industry in the midst of a strong recovery. The purchase of BC Rail in July 2004 not only grew CN’s forest products business substantially, but also expanded the railroad’s capacity in British Columbia, where the Port of Prince Rupert has the potential to become an important gateway for traffic moving to and from Asia and the heartland of North America.

     Over the past five years, the Company has also invested heavily in new locomotives and freight cars, extended sidings and centralized traffic control to permit the operation of longer, more efficient trains. These strategic initiatives have improved service, reduced costs and created a fluid North American rail network that can accommodate business growth at low incremental cost. The Company intends to continue to make targeted capital expenditures to improve plant capacity as warranted by market conditions and satisfactory returns on investment.

     The Company intends to pursue further operating efficiencies by optimizing its workforce, improving asset utilization, reducing accidents and related costs, and continuing to focus on legal claims and health care costs. The Company partners with connecting carriers to implement routing protocol agreements for carload freight and pursues co-production initiatives to further improve service, generate system capacity and gradually reduce costs.

     The Company’s ultimate goal is to generate profitable, sustainable growth at low incremental cost by striving to improve yield and increase market share to maximize its return on assets.

U.S. GAAP	Canadian National Railway Company	31

Management’s Discussion and Analysis

Financial highlights

In millions, except per share data, or unless otherwise indicated	2004	2003	2002

Financial results
Revenues	$6,548	$5,884	$6,110
Operating income	$2,168	$1,777	$1,469
Net income	$1,258	$1,014	$800
Operating ratio	66.9%	69.8%	76.0%
Basic earnings per share	$4.41	$3.54	$2.71
Diluted earnings per share	$4.34	$3.49	$2.65
Dividend declared per share	$0.78	$0.67	$0.57
Financial position
Total assets	$22,365	$20,337	$21,738
Total long-term financial liabilities	$10,822	$9,928	$11,180

Financial results

2004 compared to 2003

In 2004, net income increased by $244 million, or 24%, when compared to 2003, with diluted earnings per share rising 24%. Revenues increased by $664 million, or 11%, due to the inclusion of $351 million of GLT and BC Rail revenues, core business growth in a strong North American economy, and an improved Canadian grain crop, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenues of $255 million.

     Operating expenses increased by $273 million, or 7%, driven mainly by the inclusion of $228 million of GLT and BC Rail expenses, higher labor and fringe benefits, increased fuel costs and higher casualty and other expense, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses of $170 million and lower equipment rents.

     The operating ratio, defined as operating expenses as a percentage of revenues, was 66.9% in 2004 compared to 69.8% in 2003, a 2.9 -point betterment.

     The results for the year ended December 31, 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004. Also in 2004, a strike by the Company’s employees represented by the Canadian Auto Workers (CAW) union (the “CAW strike”) in the first quarter, negatively impacted operating income and net income by $35 million and $24 million, respectively. The significant appreciation in the Canadian dollar relative to the U.S. dollar which has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses, resulted in a reduction in net income of approximately $45 million for 2004.

     For the year ended December 31, 2003, the Company’s results of operations included a fourth-quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. Also included in 2003 was a cumulative benefit of $75 million, $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” as explained in Note 2 to the attached Annual Consolidated Financial Statements. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

2004 compared to 2003 – Adjusted performance measures

The year ended December 31, 2003 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented herein).

     In 2003, the Company recorded a fourth-quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates and a cumulative benefit of $75 million, $48 million after tax, as discussed herein.

     Excluding these items, net income was $1,258 million ($4.41 per basic share or $4.34 per diluted share) in 2004 compared to adjusted net income of $1,045 million ($3.65 per basic share or $3.60 per diluted share) in 2003, an increase of $213 million, or 20%.

U.S. GAAP	Canadian National Railway Company	32

Management’s Discussion and Analysis

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

In millions, except per share data, or unless otherwise indicated

Year ended December 31,	2004	2003

	Reported	Reported	Change in policy	Rate enactment	Adjusted

Revenues	$6,548	$5,884	$–	$–	$5,884
Operating expenses	4,380	4,107	–	–	4,107

Operating income	2,168	1,777	–	–	1,777

Interest expense	(294)	(315)	–	–	(315)
Other income (loss)	(20)	21	–	–	21

Income before income taxes and cumulative effect of change in accounting policy	1,854	1,483	–	–	1,483
Income tax expense	(596)	(517)	–	79	(438)

Income before cumulative effect of change in accounting policy	1,258	966	–	79	1,045
Cumulative effect of change in accounting policy, net of applicable taxes	–	48	(48)	–	–

Net income	$1,258	$1,014	$(48)	$79	$1,045

Operating ratio	66.9%	69.8%			69.8%
Basic earnings per share	$4.41	$3.54			$3.65
Diluted earnings per share	$4.34	$3.49			$3.60

Revenues

Year ended December 31,	2004	2003	% Change

Total revenues (millions)	$6,548	$5,884	11%
Rail freight
Revenues (millions)	$6,252	$5,694	10%
RTMs (millions)	175,355	162,901	8%
Revenue/RTM (cents)	3.57	3.50	2%
Carloads (thousands)	4,654	4,177	11%
Revenue/Carload (dollars)	1,343	1,363	(1%)

Revenues for the year ended December 31, 2004 totaled $6,548 million compared to $5,884 million in 2003. The increase of $664 million, or 11%, was mainly due to the inclusion of GLT and BC Rail revenues of $351 million, strong merchandise revenue, an improved Canadian grain crop, and a higher fuel surcharge. Partially offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenue. Revenue ton miles, measuring the volume of freight transported by the Company, increased by 8% relative to 2003. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 2% when compared to 2003. In 2004, freight revenue per revenue ton mile was positively affected by freight rate increases and an overall decrease in the average length of haul, and was negatively affected by the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	33

Management’s Discussion and Analysis

Petroleum and chemicals

Year ended December 31,	2004	2003	% Change

Revenues (millions)	$1,123	$1,058	6%
RTMs (millions)	32,618	30,901	6%
Revenue/RTM (cents)	3.44	3.42	1%

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, Alberta and eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this commodity group is closely correlated with the North American economy. For the year ended December 31, 2004, revenues for this commodity group increased by $65 million, or 6%, from 2003. The increase was due to freight rate improvements in several key segments, particularly in the first half of the year, the inclusion of $25 million of BC Rail revenues (primarily sulfur), higher offshore demand for Canadian sulfur, a shift from offshore to Canadian suppliers for petroleum gas and a higher fuel surcharge. These gains were partially offset by the translation impact of the stronger Canadian dollar. Freight revenue per revenue ton mile increased by 1% due to freight rate improvements and a decrease in the average length of haul, partly offset by the translation impact of the stronger Canadian dollar.

Metals and minerals

Year ended December 31,	2004	2003	% Change

Revenues (millions)	$713	$527	35%
RTMs (millions)	16,421	13,876	18%
Revenue/RTM (cents)	4.34	3.80	14%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s superior rail access to major mines, ports and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement and aggregate producers in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2004, revenues for this commodity group increased by $186 million, or 35%, from 2003. The increase is mainly due to the inclusion of $126 million of GLT revenues, higher volumes of iron ore, largely from new business, freight rate improvements, and increased shipments of raw materials and metal bars. Partially offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 14% in 2004, mainly due to GLT shorter-haul traffic which was partly offset by the translation impact of the stronger Canadian dollar.

Forest products

Year ended December 31,	2004	2003	% Change

Revenues (millions)	$1,452	$1,284	13%
RTMs (millions)	38,414	34,516	11%
Revenue/RTM (cents)	3.78	3.72	2%

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the midwest and southern U.S. corridors with interline capabilities to other Class 1 railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2004, revenues for this commodity group increased by $168 million, or 13%, from 2003. The increase was largely due to the inclusion of $85 million of BC Rail revenues (mainly lumber and panels), continued solid demand for lumber, freight rate improvements and a higher fuel surcharge. The translation impact of the stronger Canadian dollar partially offset these gains. Revenue per revenue ton mile increased by 2% in

U.S. GAAP	Canadian National Railway Company	34

Management’s Discussion and Analysis

2004 as the benefit of freight rate improvements and a positive change in traffic mix were partially offset by the translation impact of the stronger Canadian dollar.

Coal

Year ended December 31,	2004	2003	% Change

Revenues (millions)	$284	$261	9%
RTMs (millions)	13,614	13,659	–
Revenue/RTM (cents)	2.09	1.91	9%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of metallurgical coal, which is largely exported to steel markets in Japan and other Asian markets. For the year ended December 31, 2004, revenues for this commodity group increased by $23 million, or 9%, from 2003. The increase was due to higher coal shipments to U.S. utilities and the inclusion of GLT and BC Rail revenues of $20 million, partly offset by metallurgical mine closures in western Canada and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% was mainly due to a decrease in the average length of haul and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

Year ended December 31,	2004	2003	% Change

Revenues (millions)	$1,053	$938	12%
RTMs (millions)	39,965	35,556	12%
Revenue/RTM (cents)	2.63	2.64	–

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. For the year ended December 31, 2004, revenues for this commodity group increased by $115 million, or 12%, from 2003. The increase reflects higher Canadian wheat and barley exports, which was partially offset by weak shipments of U.S. soybeans due to tight supply, a shift in exports from the Gulf to the Pacific Northwest and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile remained flat as the benefit of freight rate improvements was offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	35

Management’s Discussion and Analysis

Intermodal

Year ended December 31,	2004	2003	% Change

Revenues (millions)	$1,117	$1,101	1%
RTMs (millions)	31,002	31,168	(1%)
Revenue/RTM (cents)	3.60	3.53	2%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic conditions. For the year ended December 31, 2004, revenues for this commodity group increased by $16 million, or 1%, from 2003. Revenues for 2004 benefited from heavy import volumes through the Port of Vancouver, freight rate improvements and a higher fuel surcharge. Revenues were negatively affected by the first quarter CAW strike, the closure of the Company’s smaller terminal facilities in the U.S., the discontinuance of the Roadrailer service and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 2% in 2004 driven by a positive change in traffic mix and freight rate improvements that were partly offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Automotive

Year ended December 31,	2004	2003	% Change

Revenues (millions)	$510	$525	(3%)
RTMs (millions)	3,321	3,225	3%
Revenue/RTM (cents)	15.36	16.28	(6%)

The automotive commodity group moves both finished vehicles and parts, originating in southwestern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2004, revenues for this commodity group decreased by $15 million, or 3%, from 2003. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by the benefit of new finished vehicle traffic that began in late 2003. Revenue per revenue ton mile decreased by 6% in 2004 due to the translation impact of the stronger Canadian dollar.

Other

In 2004, other revenues increased by $106 million, when compared to 2003, mainly due to revenues from GLT’s maritime division of $90 million.

U.S. GAAP	Canadian National Railway Company	36

Management’s Discussion and Analysis

Operating expenses

Operating expenses amounted to $4,380 million in 2004 compared to $4,107 million in 2003. The increase of $273 million, or 7%, in 2004 was mainly due to the inclusion of $228 million of GLT and BC Rail expenses, higher expenses for labor and fringe benefits, increased fuel costs and higher casualty and other expense. Partly offsetting the increase was the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses and lower equipment rents. The month-long CAW strike had a minimal impact on overall operating expenses for the year ended December 31, 2004 as the benefit from lower labor and fringe benefit expenses was mostly offset by increases in other expense categories.

In millions Year ended December 31,	2004		2003

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$1,819	27.8%	$1,698	28.9%
Purchased services and material	746	11.4%	703	11.9%
Depreciation and amortization	598	9.1%	554	9.4%
Fuel	528	8.1%	469	8.0%
Equipment rents	244	3.7%	293	5.0%
Casualty and other	445	6.8%	390	6.6%

Total	$4,380	66.9%	$4,107	69.8%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses increased by $121 million, or 7%, in 2004 as compared to 2003. The increase was attributable to the inclusion of GLT and BC Rail labor expense of $91 million, higher wages and employee benefits, including increased costs for stock-based compensation, and charges and adjustments relating to the workforce reduction provision. Partly offsetting these factors were the translation impact of the stronger Canadian dollar, the effects of a reduced workforce, lower expenses for pensions and other post-retirement benefits and wage and benefits savings during the CAW strike.

Purchased services and material: Purchased services and material primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $43 million, or 6%, in 2004 as compared to 2003. The increase was due to the inclusion of $77 million of GLT and BC Rail expenses, higher repair and maintenance expenses, partly related to the CAW strike, and other strike-related costs. Partly offsetting the increase was the translation impact of the stronger Canadian dollar and lower net expenses for operating joint facilities.

Depreciation and amortization: Depreciation and amortization relates to the Company’s rail operations. These expenses increased by $44 million, or 8%, in 2004 as compared to 2003. The increase was mainly due to the inclusion of GLT and BC Rail expenses of $30 million and the impact of net capital additions, partially offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $59 million, or 13%, in 2004 as compared to 2003. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, the inclusion of GLT and BC Rail expenses of $21 million and higher volumes. The increase was partly offset by the translation impact of the stronger Canadian dollar, increased productivity and a fuel excise tax refund in the second quarter.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $49 million, or 17%, in 2004 as compared to 2003. The decrease was due to higher car hire income, including that of BC Rail, the translation impact of the stronger Canadian dollar and a reduction in car hire expenses that were partly offset by higher lease expense for freight cars.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. These expenses increased by $55 million, or 14%, in 2004 as compared to 2003. The increase was due to higher expenses for personal injuries, the inclusion of GLT and BC Rail expenses of $14 million, increased environmental expenses and favorable adjustments to U.S. property taxes in 2003. Partially offsetting the increase was the translation impact of the stronger Canadian dollar.

Other

Interest expense: Interest expense decreased by $21 million, or 7%, for the year ended December 31, 2004 as compared to 2003 as the benefit of lower interest rates on issued debt to replace matured debt and the translation impact of the stronger Canadian dollar were partly offset by interest expense on debt related to the Company’s recent acquisitions.

Other income (loss): In 2004, the Company recorded a loss of $20 million compared to income of $21 million in 2003. The change from income to loss in 2004 was due to lower gains on disposal of surplus properties and lower equity income from the Company’s investment in English Welsh and Scottish Railway (EWS) as a result of restructured operations.

Income tax expense: The Company recorded income tax expense of $596 million for the year ended December 31, 2004 compared to $517 million in 2003. The effective tax rate for the year ended December 31, 2004 was 32.1% compared to 34.9% in 2003. The decrease in the effective tax rate in 2004 was mainly due to higher deferred income tax expense in 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario, which was partly offset by net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes.

U.S. GAAP	Canadian National Railway Company	37

Management’s Discussion and Analysis

2003 compared to 2002

For the year ended December 31, 2003, the Company recorded consolidated net income of $1,014 million ($3.54 per basic share) compared to $800 million ($2.71 per basic share) for the year ended December 31, 2002. Diluted earnings per share were $3.49 for 2003 compared to $2.65 in 2002. The Company’s operating income for 2003 was $1,777 million compared to $1,469 million in 2002, and its operating ratio, defined as operating expenses as a percentage of revenues, was 69.8% in 2003 compared to 76.0% in 2002 (see discussion on adjusted performance measures herein).

     The Company’s results of operations for the year ended December 31, 2003 included a cumulative benefit of $75 million, or $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of SFAS No. 143, “Accounting for Asset Retirement Obligations,” as explained in Note 2 to the attached Annual Consolidated Financial Statements.

2003 compared to 2002 – Adjusted performance measures

The years ended December 31, 2003 and 2002 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented herein).

     In 2003, the Company recorded a fourth quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. The year ended December 31, 2002 included fourth quarter charges of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and $120 million, or $79 million after tax, for workforce reductions.

     Excluding these items, adjusted net income was $1,045 million ($3.65 per basic share or $3.60 per diluted share) in 2003 compared to adjusted net income of $1,052 million ($3.57 per basic share or $3.48 per diluted share) for 2002, a decrease of $7 million, or 1%. Operating income for 2003 decreased by $93 million, or 5%, compared to adjusted operating income of $1,870 million for 2002. The operating ratio for 2003 was 69.8% compared to the adjusted operating ratio of 69.4% in 2002, a 0.4 -point increase.

     The decrease in adjusted net income and adjusted operating income in 2003 was due to the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar. This significant appreciation in the Canadian dollar impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses and accordingly, reduced 2003 revenues, operating income and net income by approximately $380 million, $120 million and $62 million, respectively. This decrease in adjusted net income was partly offset by net deferred income tax recoveries of $44 million in 2003 relating mainly to the resolution of matters pertaining to prior years’ income taxes.

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

In millions, except per share data, or unless otherwise indicated

Year ended December 31,	2003				2002

	Reported	Change in policy	Rate enactment	Adjusted	Reported	Personal injury charge	Workforce reductions	Adjusted

Revenues	$5,884	$–	$–	$5,884	$6,110	$–	$–	$6,110
Operating expenses	4,107	–	–	4,107	4,641	(281)	(120)	4,240

Operating income	1,777	–	–	1,777	1,469	281	120	1,870

Interest expense	(315)	–	–	(315)	(361)	–	–	(361)
Other income	21	–	–	21	76	–	–	76

Income before income taxes and cumulative effect of change in accounting policy	1,483	–	–	1,483	1,184	281	120	1,585
Income tax expense	(517)	–	79	(438)	(384)	(108)	(41)	(533)

Income before cumulative effect of change in accounting policy	966	–	79	1,045	800	173	79	1,052
Cumulative effect of change in accounting policy, net of applicable taxes	48	(48)	–	–	–	–	–	–

Net income	$1,014	$(48)	$79	$1,045	$800	$173	$79	$1,052

Operating ratio	69.8%			69.8%	76.0%			69.4%
Basic earnings per share	$3.54			$3.65	$2.71			$3.57
Diluted earnings per share	$3.49			$3.60	$2.65			$3.48

U.S. GAAP	Canadian National Railway Company	38

Management’s Discussion and Analysis

Revenues

Year ended December 31,	2003	2002	% Change

Total revenues (millions)	$5,884	$6,110	(4%)

Rail freight
Revenues (millions)	$5,694	$5,901	(4%)
RTMs (millions)	162,901	159,259	2%
Revenue/RTM (cents)	3.50	3.71	(6%)
Carloads (thousands)	4,177	4,153	1%
Revenue/Carload (dollars)	1,363	1,421	(4%)

Revenues for the year ended December 31, 2003 totaled $5,884 million compared to $6,110 million in 2002. The decrease of $226 million, or 4%, was mainly due to the higher Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenue, continued weakness in coal shipments and a slowdown in the automotive sector. Partially offsetting these losses were increased intermodal, metals and minerals and petroleum and chemicals volumes. For 2003, revenue ton miles, measuring the volume of freight transported by the Company, increased by 2% relative to 2002. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 6% when compared to 2002, reflecting the higher Canadian dollar.

Petroleum and chemicals

Year ended December 31,	2003	2002	% Change

Revenues (millions)	$1,058	$1,102	(4%)
RTMs (millions)	30,901	30,006	3%
Revenue/RTM (cents)	3.42	3.67	(7%)

Revenues for the year ended December 31, 2003 decreased by $44 million, or 4%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar, partially offset by higher U.S. and offshore demand for Canadian sulfur and strong demand for liquefied petroleum gas due to cold weather conditions at the beginning of 2003. Revenue per revenue ton mile decreased by 7% from 2002 due to the translation impact of the stronger Canadian dollar.

Metals and minerals

Year ended December 31,	2003	2002	% Change

Revenues (millions)	$527	$521	1%
RTMs (millions)	13,876	13,505	3%
Revenue/RTM (cents)	3.80	3.86	(2%)

Revenues for the year ended December 31, 2003 increased by $6 million, or 1%, from 2002. The increase was due to improved market conditions and increased market share for steel in 2003 and new ore traffic which began in the second quarter of 2002 and the last quarter of 2003. These gains were largely offset by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar which was partially offset by a positive change in traffic mix.

Forest products

Year ended December 31,	2003	2002	% Change

Revenues (millions)	$1,284	$1,323	(3%)
RTMs (millions)	34,516	33,551	3%
Revenue/RTM (cents)	3.72	3.94	(6%)

Revenues for the year ended December 31, 2003 decreased by $39 million, or 3%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by solid demand for lumber and pulp and paper. Revenue per revenue ton mile decreased by 6% from 2002 due to the translation impact of the stronger Canadian dollar which more than offset the continued improvement in pricing and a positive change in traffic mix.

Coal

Year ended December 31,	2003	2002	% Change

Revenues (millions)	$261	$326	(20%)
RTMs (millions)	13,659	13,886	(2%)
Revenue/RTM (cents)	1.91	2.35	(19%)

Revenues for the year ended December 31, 2003 decreased by $65 million, or 20%, from 2002. The decrease was due to reduced coal production in western Canada, the translation impact of the stronger Canadian dollar and a metallurgical mine closure. Revenue per revenue ton mile decreased by 19% from 2002 mainly due to a change in traffic mix, an increase in the average length of haul, and the translation impact of the stronger Canadian dollar.

Grain and fertilizers

Year ended December 31,	2003	2002	% Change

Revenues (millions)	$938	$986	(5%)
RTMs (millions)	35,556	35,773	(1%)
Revenue/RTM (cents)	2.64	2.76	(4%)

Revenues for the year ended December 31, 2003 decreased by $48 million, or 5%, from 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and a decrease in Canadian export wheat shipments due to the smaller 2002/2003 Canadian crop. Partially offsetting these decreases were increased Canadian canola shipments and strong U.S. corn shipments to North American markets. Revenue per revenue ton mile decreased by 4% from 2002 as the translation impact of the stronger Canadian dollar was partially offset by a decrease in the average length of haul.

Intermodal

Year ended December 31,	2003	2002	% Change

Revenues (millions)	$1,101	$1,052	5%
RTMs (millions)	31,168	29,257	7%
Revenue/RTM (cents)	3.53	3.60	(2%)

Revenues for the year ended December 31, 2003 increased by $49 million, or 5%, from 2002. The increase was mainly due to increased import volumes, the higher fuel surcharge in 2003 to offset the

U.S. GAAP	Canadian National Railway Company	39

Management’s Discussion and Analysis

significant increase in fuel costs and new traffic through the Port of Vancouver. Partially offsetting these gains was reduced traffic in the domestic segment due to the closure of smaller terminal facilities in the U.S. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, partially offset by the higher fuel surcharge.

Automotive

In millions Year ended December 31,	2003	2002	% Change

Revenues (millions)	$525	$591	(11%)
RTMs (millions)	3,225	3,281	(2%)
Revenue/RTM (cents)	16.28	18.01	(10%)

Revenues for the year ended December 31, 2003 decreased by $66 million, or 11%, from 2002. The decrease was primarily due to the translation impact of the stronger Canadian dollar, weaker North American vehicle sales and production, and a change in shipping patterns for a significant customer. Revenue per revenue ton mile decreased by 10% from 2002 mainly due to the translation impact of the stronger Canadian dollar and a significant increase in the average length of haul.

Operating expenses

Operating expenses amounted to $4,107 million in 2003 compared to $4,641 million in 2002. The decrease was mainly due to the charges recorded in the fourth quarter of 2002 for personal injury and other claims and workforce reductions, and the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses. Partly offsetting these decreases were higher casualty and other expenses and higher fuel costs.

In millions Year ended December 31,	2003		2002

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$1,698	28.9%	$1,837	30.1%
Purchased services and material	703	11.9%	778	12.7%
Depreciation and amortization	554	9.4%	584	9.6%
Fuel	469	8.0%	459	7.5%
Equipment rents	293	5.0%	346	5.7%
Casualty and other	390	6.6%	637	10.4%

Total	$4,107	69.8%	$4,641	76.0%

Labor and fringe benefits: Labor and fringe benefits expenses in 2003 decreased by $139 million, or 8%, as compared to 2002. The decrease was mainly due to the workforce reduction charge of $120 million recorded in the fourth quarter of 2002, the effects of a reduced workforce and the translation impact of the stronger Canadian dollar. Higher wages and employee benefits, including increased costs for pensions resulting from a change in management’s assumption for the expected long-term rate of return on pension plan assets from 9% to 8%, partly offset the decrease.

     In 2002, the Company had recorded a workforce reduction charge of $120 million in a renewed drive to improve productivity across all its corporate and operating functions. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement to be made to affected employees.

Purchased services and material: Purchased services and material expenses in 2003 decreased by $75 million, or 10%, as compared to 2002. The decrease was mainly due to lower expenses for consulting and professional services, lower discretionary spending (courier, communication charges, occupancy costs, etc.), reflecting the Company’s continued focus on cost containment, and the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization expenses in 2003 decreased by $30 million, or 5%, as compared to 2002. Reduced depreciation for certain asset classes pursuant to the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations,” and the translation impact of the stronger Canadian dollar were partly offset by increases related to net capital additions. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. For the year ended December 31, 2003, this change in policy had the effect of reducing depreciation expense by $18 million.

Fuel: Fuel expense in 2003 increased by $10 million, or 2%, as compared to 2002. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, and higher volumes. These increases were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents in 2003 decreased by $53 million, or 15%, as compared to 2002. The decrease was due to the Company’s continued focus on asset utilization, which resulted in lower lease expense for freight cars and locomotives and a reduction in net car hire expense. Also contributing to the decrease was the translation impact of the stronger Canadian dollar and a reduction in intermodal car hire rates.

Casualty and other: Casualty and other expenses in 2003 decreased by $247 million, or 39%, as compared to 2002, which included a fourth quarter charge of $281 million to increase the provision for U.S. personal injury and other claims. Excluding this charge, the increase was mainly due to higher expenses for personal injury claims and increased insurance premiums. Partly offsetting the increase were lower travel-related expenses and lower provincial capital taxes.

U.S. GAAP	Canadian National Railway Company	40

Management’s Discussion and Analysis

Other

Interest expense: Interest expense decreased by $46 million to $315 million for the year ended December 31, 2003 as compared to 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar, the conversion of the convertible preferred securities in July 2002, and lower interest rates on new debt to replace matured debt.

Other income: In 2003, the Company recorded other income of $21 million compared to $76 million in 2002. The decrease was mainly due to lower right of way fees due to the termination of a contract in late 2002, lower income from the Company’s equity investments, and realized foreign exchange losses in 2003.

Income tax expense: The Company recorded income tax expense of $517 million for the year ended December 31, 2003 compared to $384 million in 2002. The effective tax rate for the year ended December 31, 2003 was 34.9% compared to 32.4% in 2002. The increase was mainly due to a $79 million deferred income tax expense recorded in the fourth quarter of 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario, which was partly offset by net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes of $44 million and lower corporate income tax rates in Canada.

Summary of quarterly financial data – unaudited

In millions, except per share data

	2004				2003

	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$1,736	$1,709	$1,665	$1,438	$1,512	$1,413	$1,463	$1,496
Operating income	$607	$591	$575	$395	$512	$454	$437	$374
Net income	$376	$346	$326	$210	$224	$294	$244	$252

Basic earnings per share	$1.32	$1.21	$1.14	$0.74	$0.79	$1.04	$0.85	$0.86
Diluted earnings per share	$1.29	$1.19	$1.13	$0.73	$0.78	$1.02	$0.84	$0.85

Dividend declared per share	$0.195	$0.195	$0.195	$0.195	$0.167	$0.167	$0.167	$0.167

The volume of goods and commodities transported by the Company during the year is influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

     The Company’s quarterly results include items that affect the quarter-over-quarter comparability of the results of operations. The Company’s results of operations for 2004 included GLT as of May 10, 2004 and BC Rail as of July 14, 2004. First-quarter 2004 results were affected by the month-long CAW strike, which negatively impacted operating income and net income by $35 million and $24 million, respectively. In 2003, the Company recorded a fourth-quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario and a first-quarter cumulative benefit of $75 million, $48 million after tax, pursuant to SFAS No. 143 as previously discussed. Also affecting comparability was the significant appreciation in the Canadian dollar relative to the U.S. dollar which has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses and resulted in a reduction in net income of approximately $45 million for 2004, particularly in the first quarter.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $2,139 million for the year ended December 31, 2004 compared to $1,976 million for 2003. Net cash receipts from customers and others were $6,501 million for the year ended December 31, 2004 compared to $6,022 million in 2003. In 2004, payments for employee services, suppliers and other expenses were $3,628 million, an increase of $366 million when compared to 2003. Also consuming cash in 2004 were payments for interest, workforce reductions and personal injury and other claims of $282 million, $93 million and $106 million, respectively, compared to $325 million, $155 million and $126 million, respectively, in 2003. In 2004, pension contributions and payments for income taxes were $161 million and $92 million, respectively, compared to $92 million and $86 million, respectively, in 2003. The Company increased the level of accounts receivable sold under its accounts receivable securitization program by $12 million in 2004 and $132 million in 2003. Payments in 2005 for workforce reductions are expected to be $90 million while pension contributions are expected to be approximately $120 million.

     As at December 31, 2004, the Company had outstanding information technology service contracts of $18 million.

U.S. GAAP	Canadian National Railway Company	41

Management’s Discussion and Analysis

Investing activities: Cash used by investing activities in 2004 amounted to $2,411 million compared to $1,075 million in 2003. The Company’s investing activities in 2004 included $984 million related to the acquisition of BC Rail and $547 million related to the acquisition of GLT, net proceeds of $141 million from the EWS capital reorganization and $52 million from the sale of its Canac Inc. and Beltpack subsidiaries. Net capital expenditures for the year ended December 31, 2004 amounted to $1,072 million, an increase of $29 million over 2003. The following table details capital expenditures for 2004 and 2003.

In millions	Year ended December 31,	2004	2003

Rail infrastructure		$769	$762
Rolling stock		253	168
Information technology and other		210	160

		1,232	1,090

Less: capital leases		160	47

Net capital expenditures		$1,072	$1,043

     The Company expects that its capital expenditures will increase in 2005 due to the acquisition of rolling stock and increased expenditures required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

     As at December 31, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $194 million ($211 million at December 31, 2003).

Dividends: During 2004, the Company paid dividends totaling $222 million to its shareholders at the quarterly rate of $0.195 per share compared to $191 million at the rate of $0.167 per share, in 2003.

Free cash flow

The Company generated $1,025 million of free cash flow for the year ended December 31, 2004, compared to $578 million in 2003. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

In millions	Year ended December 31,	2004	2003

Cash provided from operating activities		$2,139	$1,976
Less:
Investing activities		(2,411)	(1,075)
Dividends paid		(222)	(191)

Cash provided (used) before financing activities		(494)	710

Adjustments:
Change in accounts receivable sold		(12)	(132)
Acquisition of BC Rail & GLT		1,531	–

Free cash flow		$1,025	$578

Financing activities: Cash provided from financing activities totaled $511 million for the year ended December 31, 2004 compared to cash used by financing activities of $605 million in 2003. In July 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. In March 2004, the Company had repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes with cash on hand and the proceeds received from the issuance of commercial paper. In May 2003, the Company had repaid U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In 2004 and 2003, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facility.

     In 2004, the Company used $273 million to repurchase 4.0 million common shares under its current share repurchase program whereas in 2003, the Company used $656 million to repurchase the remaining 15.0 million common shares under its previous share repurchase program initiated in 2002.

     During 2004, the Company recorded $160 million in capital lease obligations ($47 million in 2003) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005, which it intends to renew before such date. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels, with which the Company has been in compliance. The Company’s borrowings of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003 at an average interest rate of 1.49% were entirely repaid in the first quarter of 2004. As at December 31, 2004, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$108 million) at an average interest rate of 2.77% and letters of credit drawn of $342 million.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. As the revolving credit facility will mature within the next twelve months and the refinancing has not been renegotiated, the outstanding balance of U.S.$211 million (Cdn$254 million) of commercial paper at an average interest rate of 2.37% has been included in the current portion of long-term debt at December 31, 2004. The Company had no commercial paper outstanding at December 31, 2003.

U.S. GAAP	Canadian National Railway Company	42

Management’s Discussion and Analysis

Shelf registration statement

On July 9, 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. The debt offering was made under the Company’s shelf prospectus and registration statement filed in October 2003. Accordingly, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$200 million. The Company used the net proceeds of U.S.$790 million to finance a portion of the acquisition costs of BC Rail and GLT.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2004:

In millions	Total	2005	2006	2007	2008	2009	2010 and thereafter

Long-term debt obligations (a)	$4,403	$497	$308	$60	$207	$363	$2,968
Capital lease obligations (b)	1,103	113	106	130	52	93	609
Operating lease obligations	992	206	194	146	116	90	240
Purchase obligations (c)	212	191	10	5	3	3	–

Total obligations	$6,710	$1,007	$618	$341	$378	$549	$3,817

(a)	Presented net of unamortized discounts, of which $838 million relates to non-interest bearing notes due in 2094 assumed as part of the BC Rail acquisition and excludes capital lease obligations of $761 million which are included in “Capital lease obligations.”
.
(b)	Includes $342 million of imputed interest on capital leases at rates ranging from approximately 2.23% to 13.13%.
.
(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2005 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

     On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

     On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting as required by SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $991 million includes purchase price adjustments and transaction costs. The preliminary purchase price allocation, based on the fair value of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition, as presented in Note 3 – Acquisitions, of the Company’s Annual Consolidated Financial Statements, is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of GLT for a purchase price of U.S.$380 million.

     As of April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

     On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs. The preliminary purchase price allocation, based on the fair value of GLT’s assets acquired and liabilities assumed at acquisition, as presented in Note 3 – Acquisitions, of the Company’s Annual Consolidated Financial Statements, is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

U.S. GAAP	Canadian National Railway Company	43

Management’s Discussion and Analysis

These acquisitions involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either BC Rail or GLT without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Investment in English Welsh and Scottish Railway (EWS) – Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

     The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and a note receivable of £23.9 million (Cdn$58 million) from EWS.

Off balance sheet arrangements

Accounts receivable securitization program

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company monitors these reporting and credit rating requirements for any trends, events or conditions that could cause such termination.

      The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At December 31, 2004, pursuant to the agreement, $445 million had been sold compared to $448 million at December 31, 2003.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 19 – Major commitments and contingencies of the Company’s Annual Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counter-party non-performance are not anticipated.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, in the fourth quarter of 2004, the Company did not enter into any swap positions on crude and heating oil. At December 31, 2004, the Company had hedged approximately 50% of the estimated 2005 fuel consumption, representing approximately 203 million U.S. gallons at an average price of U.S.$0.74 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

     Realized gains from the Company’s fuel hedging activities were $112 million, $49 million and $3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     At December 31, 2004, Accumulated other comprehensive loss included an unrealized gain of $92 million, $62 million after tax ($38 million unrealized gain, $26 million after tax at December 31, 2003), of which $81 million relates to derivative instruments that will mature within the next year.

U.S. GAAP	Canadian National Railway Company	44

Management’s Discussion and Analysis

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106% . The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. Beginning July 9, 2004, upon the issuance of debt, the realized gain of $12 million accumulated in other comprehensive income will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.

     At December 31, 2004, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Recent accounting pronouncement

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment,” which requires expensing of all options issued, modified or settled based on the grant-date fair value and recognizing the expense over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement. This standard is effective as of the beginning of the first interim reporting period after June 15, 2005. The Company has elected to apply the modified prospective approach, which requires compensation cost to be recognized for unvested awards based on their grant-date fair value. Pursuant to the application of this standard, stock-based compensation expense for the second half of 2005 will increase by approximately $10 million for awards outstanding at December 31, 2004.

Common stock

Share repurchase program

On October 26, 2004, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2004, 4.0 million common shares have been repurchased for $273 million, at an average price of $68.31 per share.

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

Outstanding share data

As at January 25, 2005, the Company had 283.1 million common shares outstanding.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

     Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures herein.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not changed any of these assumptions. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company’s personal injury expense in recent years. In view of the Company’s

U.S. GAAP	Canadian National Railway Company	45

Management’s Discussion and Analysis

growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2 to the Annual Consolidated Financial Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon as the Company expects that a large majority of these cases will be received over such period.

     For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $23 million and the annual expense by approximately $8 million.

     In 2004, the Company’s expenses for personal injury and other claims, net of recoveries, were $149 million ($127 million in 2003 and $393 million in 2002) and payments for such items were $106 million ($126 million in 2003 and $156 million in 2002). As at December 31, 2004, the Company had aggregate reserves for personal injury and other claims of $642 million ($590 million at December 31, 2003).

Environmental claims

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 17 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

     At December 31, 2004, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns

The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the period they become known.

U.S. GAAP	Canadian National Railway Company	46

Management’s Discussion and Analysis

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2004, the Company’s expenses relating to environmental matters, net of recoveries, were $10 million ($6 million in both 2003 and 2002) and payments for such items were $8 million ($12 million in 2003 and $16 million in 2002). As at December 31, 2004, the Company had aggregate accruals for environmental costs of $113 million ($83 million as at December 31, 2003). The Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

     Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the STB. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

     A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $12 million.

     Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2004, the Company conducted a comprehensive study for its Canadian properties and U.S. rolling stock and equipment. The study did not have a significant effect on depreciation expense.

     In 2004, the Company recorded total depreciation and amortization expense of $602 million ($560 million in 2003 and $591 million in 2002). At December 31, 2004, the Company had Properties of $19,715 million, net of accumulated depreciation of $9,232 million ($18,305 million in 2003, net of accumulated depreciation of $9,038 million).

Pensions and other post-retirement benefits

The Company accounts for pensions and other post-retirement benefits as required by SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions,” respectively. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The Company has various pension plans, however, the following description pertaining to pensions relates generally to the Company’s main pension plan, the CN Pension Plan.

     The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30. For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability. Changes in these assumptions result in actuarial gains or losses which in accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company’s results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

     The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 12 years, which is expected to match the timing and amount of expected benefit payments. High quality debt instruments are corporate bonds with a rating of AA or better. A discount rate of 5.75%, based on bond yields prevailing at December 31, 2004, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point decrease in the discount rate would cause annual net periodic benefit cost to increase by approximately $33 million whereas a one-percentage-point increase would not have a material change in net periodic benefit cost as the Company amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets.

U.S. GAAP	Canadian National Railway Company	47

Management’s Discussion and Analysis

     To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries. During the last ten years ended December 31, 2004, the CN Pension Plan earned an annual average rate of return of 9.8% . The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return	2004	2003	2002	2001	2000

Actual	11.7%	9.6%	(0.3)%	(1.4)%	10.5%
Market-related value	6.3%	7.0%	7.4%	10.2%	13.7%

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. In 2003, the Company had reduced the expected long-term rate of return on plan assets from 9% to 8% to reflect management’s view of long-term investment returns. The effect of this change in management’s assumption was to increase net periodic benefit cost in 2003 by approximately $50 million.

     Based on the fair value of the assets held as at December 31, 2004, the plan assets are comprised of 56% in Canadian and foreign equities, 34% in debt securities, 3% in real estate assets and 7% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

     The rate of compensation increase, 3.75% to determine both the benefit obligation and the net periodic benefit cost, is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 15% in the current year, and it is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other post-retirement benefits.

     For pension funding purposes, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2003 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $120 million in each of 2005, 2006 and 2007 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans. The Canadian Institute of Actuaries (CIA) has adopted a new standard that will be used to calculate the values that pension plan members are entitled to receive on termination of employment. The new standard will impact the calculation of the pension plan liabilities under a solvency or wind-up scenario when the Company conducts an actuarial valuation for purposes of determining the funding position of the Company’s Canadian pension plans. The standard is effective in February 2005 and may significantly impact future funding requirements.

     For pensions, the Company recorded consolidated net periodic benefit cost of $22 million and $49 million in 2004 and 2003, respectively, and no net periodic benefit cost in 2002. Consolidated net periodic benefit cost for other post-retirement benefits was $29 million, $33 million and $25 million in 2004, 2003 and 2002, respectively. At December 31, 2004, the Company’s accrued benefit cost for post-retirement benefits other than pensions was $309 million ($164 million at December 31, 2003). In addition, at December 31, 2004, the Company’s consolidated pension benefit obligation and accumulated post-retirement benefit obligation (APBO) were $13,137 million and $319 million, respectively ($12,020 million and $309 million at December 31, 2003).

     The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the APBO as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

U.S. GAAP	Canadian National Railway Company	48

Management’s Discussion and Analysis

     In 2004, with the acquisitions of GLT and BC Rail, the Company assumed two additional defined benefit plans. The following table provides the Company’s plan assets by category, benefit obligation at end of year and Company and employee contributions by major pension plan:

In millions	December 31, 2004	CN Pension Plan	BC Rail Pension Plan	U.S. and Other Plans	Total

Plan assets by category
Equity securities		$6,812	$312	$105	$7,229
Debt securities		3,888	212	54	4,154
Real estate		348	16	1	365
Other		1,208	73	24	1,305

Total		$12,256	$613	$184	$13,053

Benefit obligation at end of year		$12,172	$626	$339	$13,137

Company contributions in 2004		$74	$20	$71	$165

Employee contributions in 2004		$55	$–	$–	$55

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2004, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

     The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and prepaid benefit cost for pensions. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $19 million in 2004. In the fourth quarter of 2003, the Company had recorded an increase of $81 million to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, for the year ended December 31, 2003, a deferred income tax expense of $79 million was recorded in income and $2 million was recorded in Other comprehensive loss.

     For the year ended December 31, 2004, the Company recorded total income tax expense of $596 million ($517 million in 2003 and $384 million in 2002) of which $366 million was for deferred income taxes ($411 million in 2003 and $272 million in 2002). The Company’s net deferred income tax liability at December 31, 2004 was $4,359 million ($4,425 million at December 31, 2003).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada

U.S. GAAP	Canadian National Railway Company	49

Management’s Discussion and Analysis

where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

     In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

     The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service, such as its acquisitions of BC Rail and the GLT carriers. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of January 2005, the Company has successfully negotiated four collective agreements with the CAW, retroactive to January 1, 2004, covering the Company’s shopcraft forces, clerical workers, intermodal yard employees and owner operators. Agreements were also reached with the Company’s Rail Traffic Controllers, Toronto Terminal employees and the Canadian Railway Police Association as well as a United Transportation Union (UTU) group that represents employees in the Company’s northern Quebec territory (CFIL). In addition, the Company has reached a tentative labor agreement with the United Steelworkers of America, representing approximately 2,250 track, bridges and structures employees, whose agreement also expired on December 31, 2003. The UTU, representing 2,520 brakemen and conductors, the Teamsters Canada Rail Conference (TCRC), which represents 1,750 locomotive engineers, and the 630-member International Brotherhood of Electrical Workers (IBEW), representing close to 40% of the unionized workforce in Canada, filed for conciliation in the fourth quarter and the negotiations have since

U.S. GAAP	Canadian National Railway Company	50

Management’s Discussion and Analysis

been conducted with government assistance. On December 29, 2004, the Minister of Labour also referred to the Canadian Industrial Relations Board (CIRB) a question respecting the maintenance of essential services should there be a strike or lockout involving these groups. Until the Board renders its decision, the right to strike or lockout is suspended. In addition to the Board’s decision, at least 72 hours’ strike or lockout notice would be required prior to any legal strike or lockout.

     In the third quarter of 2004, the Company acquired BC Rail. At December 2004, the Company had reached implementing agreements for BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements.

     In the first quarter of 2004, the Company’s shopcraft forces, clerical workers and intermodal yard employees, represented by the CAW had rejected three tentative agreements signed by the CAW and the Company on January 23, 2004. The strike that ensued lasted one month and disrupted the Company’s operations and affected operating income by approximately $35 million in the first quarter of 2004. There can be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any other strikes or lockouts, or that such strikes or lockouts or the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and Wisconsin Central Transportation Corporation (WC), have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     As of January 2005, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, CCP and GLT, and 93% of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2005.

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the STB (the successor to the Interstate Commerce Commission) and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the policy document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

     The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of

U.S. GAAP	Canadian National Railway Company	51

Management’s Discussion and Analysis

American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S. and/or Canadian governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

     In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

     The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company’s acquisition of these vessels should not be affected. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

     Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

     Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

      In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. Recent severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the fourth quarter ending December 31, 2004, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s 2003 Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
January 25, 2005

U.S. GAAP	Canadian National Railway Company	52

Management Report

The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in conformity with generally accepted accounting principles in the United States. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with these financial statements.

     Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

     The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk Committee, consisting solely of outside directors. The Audit, Finance and Risk Committee reviews the Company’s consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit, Finance and Risk Committee meets regularly with the Chief, Internal Audit, and with the shareholders’ auditors.

     These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 25, 2005

Serge Pharand
Vice-President and Corporate Comptroller

January 25, 2005

Auditors’ Report

To the Board of Directors of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2004 and 2003 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with generally accepted accounting principles in the United States.

     On January 25, 2005, we reported separately to the shareholders of the Company on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Montreal, Canada
January 25, 2005

U.S. GAAP	Canadian National Railway Company	53

Consolidated Statement of Income

In millions, except per share data	Year ended December 31,	2004	2003	2002

Revenues
Petroleum and chemicals		$1,123	$1,058	$1,102
Metals and minerals		713	527	521
Forest products		1,452	1,284	1,323
Coal		284	261	326
Grain and fertilizers		1,053	938	986
Intermodal		1,117	1,101	1,052
Automotive		510	525	591
Other items		296	190	209

Total revenues		6,548	5,884	6,110

Operating expenses
Labor and fringe benefits		1,819	1,698	1,837
Purchased services and material		746	703	778
Depreciation and amortization		598	554	584
Fuel		528	469	459
Equipment rents		244	293	346
Casualty and other (Note 2)		445	390	637

Total operating expenses		4,380	4,107	4,641

Operating income		2,168	1,777	1,469
Interest expense (Note 14)		(294)	(315)	(361)
Other income (loss) (Note 15)		(20)	21	76

Income before income taxes and cumulative effect of change in accounting policy		1,854	1,483	1,184
Income tax expense (Note 16)		(596)	(517)	(384)

Income before cumulative effect of change in accounting policy		1,258	966	800
Cumulative effect of change in accounting policy (net of applicable taxes) (Note 2)		–	48	–

Net income		$1,258	$1,014	$800

Basic earnings per share (Note 18)
Income before cumulative effect of change in accounting policy		$4.41	$3.38	$2.71
Net income		$4.41	$3.54	$2.71
Diluted earnings per share (Note 18)
Income before cumulative effect of change in accounting policy		$4.34	$3.33	$2.65
Net income		$4.34	$3.49	$2.65

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	54

Consolidated Statement of Comprehensive Income

In millions	Year ended December 31,	2004	2003	2002

Net income		$1,258	$1,014	$800

Other comprehensive income (loss) (Note 21):
Unrealized foreign exchange gain on translation of U.S. dollar denominated long-term
debt designated as a hedge of the net investment in U.S. subsidiaries		326	754	51
Unrealized foreign exchange loss on translation of the net investment in
foreign operations		(428)	(1,101)	(40)
Unrealized holding gain on fuel derivative instruments (Note 20)		54	8	68
Realized gain on settlement of interest rate swaps (Note 20)		12	–	–
Minimum pension liability adjustment (Note 13)		8	7	(20)

Other comprehensive income (loss) before income taxes		(28)	(332)	59
Income tax (expense) recovery on other comprehensive income (loss)		9	106	(20)

Other comprehensive income (loss)		(19)	(226)	39

Comprehensive income		$1,239	$788	$839

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	55

Consolidated Balance Sheet

In millions	December 31,	2004	2003

Assets

Current assets:
Cash and cash equivalents		$147	$130
Accounts receivable (Note 4)		793	529
Material and supplies		127	120
Deferred income taxes (Note 16)		364	125
Other		279	223

		1,710	1,127
Properties (Note 5)		19,715	18,305
Intangible and other assets (Note 6)		940	905

Total assets		$22,365	$20,337

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued charges (Note 8)		$1,605	$1,421
Current portion of long-term debt (Note 10)		578	483
Other		76	73

		2,259	1,977
Deferred income taxes (Note 16)		4,723	4,550
Other liabilities and deferred credits (Note 9)		1,513	1,203
Long-term debt (Note 10)		4,586	4,175

Shareholders’ equity:
Common shares (Note 11)		4,706	4,664
Accumulated other comprehensive loss (Note 21)		(148)	(129)
Retained earnings		4,726	3,897

		9,284	8,432

Total liabilities and shareholders’ equity		$22,365	$20,337

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	56

Consolidated Statement of Changes in Shareholders’ Equity

In millions	Issued and outstanding common shares	Common shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity

Balances December 31, 2001	289.1	$4,442	$58	$2,988	$7,488
Net income	–	–	–	800	800
Stock options exercised (Notes 11, 12)	2.7	75	–	–	75
Conversion of convertible preferred securities (Note 11)	9.0	340	–	–	340
Share repurchase program (Note 11)	(4.5)	(72)	–	(131)	(203)
Other comprehensive income (Note 21)	–	–	39	–	39
Dividends ($0.57 per share)	–	–	–	(170)	(170)

Balances December 31, 2002	296.3	4,785	97	3,487	8,369
Net income	–	–	–	1,014	1,014
Stock options exercised and other (Notes 11, 12)	2.9	122	–	–	122
Share repurchase program (Note 11)	(15.0)	(243)	–	(413)	(656)
Other comprehensive loss (Note 21)	–	–	(226)	–	(226)
Dividends ($0.67 per share)	–	–	–	(191)	(191)

Balances December 31, 2003	284.2	4,664	(129)	3,897	8,432
Net income	–	–	–	1,258	1,258
Stock options exercised and other (Notes 11, 12)	2.9	108	–	–	108
Share repurchase program (Note 11)	(4.0)	(66)	–	(207)	(273)
Other comprehensive loss (Note 21)	–	–	(19)	–	(19)
Dividends ($0.78 per share)	–	–	–	(222)	(222)

Balances December 31, 2004	283.1	$4,706	$(148)	$4,726	$9,284

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	57

Consolidated Statement of Cash Flows

In millions	Year ended December 31,	2004	2003	2002

Operating activities
Net income		$1,258	$1,014	$800
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization		602	560	591
Deferred income taxes (Note 16)		366	411	272
Equity in earnings of English Welsh and Scottish Railway (Note 15)		4	(17)	(33)
Charge to increase U.S. personal injury and other claims liability (Note 2)		–	–	281
Workforce reduction charge (Note 9)		–	–	120
Cumulative effect of change in accounting policy (Note 2)		–	(48)	–
Other changes in:
Accounts receivable		(233)	153	(80)
Material and supplies		10	(3)	–
Accounts payable and accrued charges		5	(96)	(154)
Other net current assets and liabilities		21	(29)	(18)
Other		106	31	(167)

Cash provided from operating activities		2,139	1,976	1,612

Investing activities
Net additions to properties		(1,072)	(1,043)	(938)
Acquisition of BC Rail (Note 3)		(984)	–	–
Acquisition of GLT (Note 3)		(547)	–	–
Other, net		192	(32)	14

Cash used by investing activities		(2,411)	(1,075)	(924)

Dividends paid		(222)	(191)	(170)

Financing activities
Issuance of long-term debt		8,277	4,109	3,146
Reduction of long-term debt		(7,579)	(4,141)	(3,558)
Issuance of common shares (Note 11)		86	83	69
Repurchase of common shares (Note 11)		(273)	(656)	(203)

Cash provided from (used by) financing activities		511	(605)	(546)

Net increase (decrease) in cash and cash equivalents		17	105	(28)
Cash and cash equivalents, beginning of year		130	25	53

Cash and cash equivalents, end of year		$147	$130	$25

Supplemental cash flow information
Net cash receipts from customers and other		$6,501	$6,022	$6,285
Net cash payments for:
Employee services, suppliers and other expenses		(3,628)	(3,262)	(3,784)
Interest (Note 14)		(282)	(325)	(398)
Workforce reductions (Note 9)		(93)	(155)	(177)
Personal injury and other claims (Note 19)		(106)	(126)	(156)
Pensions (Note 13)		(161)	(92)	(93)
Income taxes (Note 16)		(92)	(86)	(65)

Cash provided from operating activities		$2,139	$1,976	$1,612

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	58

Notes to Consolidated Financial Statements

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/ Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under Canadian generally accepted accounting principles (Canadian GAAP) are quantified and explained in Note 22 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail for which the Company acquired control and consolidated effective May 10, 2004 and July 14, 2004, respectively. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (Note 21).

     The Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

     Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from abandonment are recognized in income when the asset ceases to be used. Gains are recognized in income when they are realized.

U.S. GAAP	Canadian National Railway Company	59

Notes to Consolidated Financial Statements

1 Summary of significant accounting policies (continued)

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	6%
Other	4%

     The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through recent acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

(ii)	the interest cost of pension obligations,

(iii)	the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)	the expected long-term return on pension fund assets, and

(vi)	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

     The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits and free rail travel benefits.

     The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

     In the U.S., the Company accrues the expected cost for personal injury claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, as explained in Note 2 – Accounting changes. The Company follows the intrinsic value method for cash settled awards.

U.S. GAAP	Canadian National Railway Company	60

Notes to Consolidated Financial Statements

     Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional awards, in accordance with Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees,” and related interpretations. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

Year ended December 31,	2004	2003	2002

Net income, as reported (in millions)	$1,258	$1,014	$800
Add (deduct) compensation cost,
net of applicable taxes, determined under:
Fair value method for all awards granted
after Jan. 1, 2003 (SFAS No. 123)	38	10	–
Intrinsic value method for performance-based
awards granted prior to 2003 (APB 25)	9	13	9
Fair value method for all awards (SFAS No. 123)	(78)	(53)	(45)

Pro forma net income (in millions)	$1,227	$984	$764

Basic earnings per share, as reported	$4.41	$3.54	$2.71
Basic earnings per share, pro forma	$4.30	$3.43	$2.59

Diluted earnings per share, as reported	$4.34	$3.49	$2.65
Diluted earnings per share, pro forma	$4.23	$3.39	$2.53

     Compensation cost related to stock option awards under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31,	2004	(1)	2003	2002

Expected option life (years)	–		5.0	7.0
Risk-free interest rate	–		4.12%	5.79%
Expected stock price volatility	–		30%	30%
Average dividend per share	–		$0.67	$0.57

Year ended December 31,	2004	(1)	2003	2002

Weighted average fair value of options granted	$–		$11.88	$20.65

(1)    The Company did not grant any stock option awards in 2004.

Q. Recent accounting pronouncement

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires expensing of all options issued, modified or settled based on the grant-date fair value and recognizing the expense over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement. This standard is effective as of the beginning of the first interim reporting period after June 15, 2005. The Company has elected to apply the modified prospective approach, which requires compensation cost to be recognized for unvested awards based on their grant-date fair value. Pursuant to the application of this standard, stock-based compensation expense for the second half of 2005 will increase by approximately $10 million for awards outstanding at December 31, 2004.

2 Accounting changes

2003

Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of the FASB’s SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for its various removal programs. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

     Had the Company applied this accounting policy retroactively to 2002, pro forma net income and earnings per share would have been as follows:

	Year ended December 31,	2002

Net income, as reported (in millions)		$800
Effect of SFAS No. 143		6

Pro forma net income (in millions)		$806

Basic earnings per share, as reported		$2.71
Basic earnings per share, pro forma		$2.73

Diluted earnings per share, as reported		$2.65
Diluted earnings per share, pro forma		$2.67

Stock-based compensation

Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company elected to prospectively apply this method of accounting to all stock option awards granted, modified or settled on or after January 1, 2003, as permitted by SFAS No. 148. Prior to 2003, the Company accounted for stock-based compensation in accordance with APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional awards.

     In 2003, the Company granted 3.0 million stock options, which will be expensed over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option-pricing model. For the year ended December 31, 2003, the Company recorded compensation cost of $23 million, of which $10 million ($0.03 per basic and diluted share) was related to the change in policy. For the year ended December 31, 2002, the Company recorded compensation cost of $9 million.

U.S. GAAP	Canadian National Railway Company	61

Notes to Consolidated Financial Statements

2 Accounting changes (continued)

2002

U.S. personal injury and other claims

In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, for the year ended December 31, 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims was accrued to the extent they were reasonably estimable.

     Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     In 2002, the Company’s U.S. personal injury and other claims expense, including the above-mentioned charge, was $362 million. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

3 Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

     On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

     On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting as required by SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $991 million includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition, which is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

In millions	July 14, 2004

Current assets	$202
Deferred income taxes	397
Properties	620
Other assets	3

Total assets acquired	1,222

Current liabilities	76
Other liabilities and deferred credits	142
Long-term debt	13

Total liabilities assumed	231

Net assets acquired	$991

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of GLT for a purchase price of U.S.$380 million.

     As of April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

     On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting. As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of GLT’s assets acquired and liabilities assumed at acquisition, which is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

In millions	May 10, 2004

Current assets	$67
Properties	977
Intangible and other assets	87

Total assets acquired	1,131

Current liabilities	64
Deferred income taxes	290
Other liabilities and deferred credits	230

Total liabilities assumed	584

Net assets acquired	$547

U.S. GAAP	Canadian National Railway Company	62

Notes to Consolidated Financial Statements

If the Company had acquired BC Rail and GLT on January 1, 2003, based on their respective historical amounts, net of the amortization of the difference between the Company’s cost to acquire BC Rail and GLT and their respective net assets (based on preliminary estimates of the fair values of BC Rail’s and GLT’s assets and liabilities), revenues, income before cumulative effect of change in accounting policy, net income, and basic and diluted earnings per share for the year ended December 31, 2004 and 2003 would have been as follows:

In millions, except per share data	Year ended December 31,	2004	2003

Revenues		$6,773	$6,428
Income before cumulative effect of
change in accounting policy		$1,272	$1,026
Net income		$1,272	$1,077
Basic earnings per share
Income before cumulative effect of
change in accounting policy		$4.46	$3.58
Net income		$4.46	$3.76
Diluted earnings per share
Income before cumulative effect of
change in accounting policy		$4.39	$3.53
Net income		$4.39	$3.70

     The pro forma figures for both BC Rail and GLT do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

4 Accounts receivable

In millions	December 31,	2004	2003

Freight
Trade		$414	$252
Accrued		93	55
Non-freight		356	277

		863	584
Provision for doubtful accounts		(70)	(55)

		$793	$529

     The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. Other income (loss) included $9 million in each of 2004, 2003 and 2002, for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

     At December 31, 2004, pursuant to the agreement, $445 million had been sold compared to $448 million at December 31, 2003.

5 Properties

In millions	December 31, 2004			December 31, 2003

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Track, roadway and land	$21,524	$6,300	$15,224	$20,613	$6,122	$14,491
Rolling stock	4,336	1,549	2,787	3,942	1,498	2,444
Buildings	2,009	877	1,132	1,867	918	949
Other	1,078	506	572	921	500	421

	$28,947	$9,232	$19,715	$27,343	$9,038	$18,305

Capital leases included in properties
Track and roadway	$395	$5	$390	$41	$2	$39
Rolling stock	1,155	241	914	1,213	260	953
Buildings	113	7	106	24	4	20
Other	119	9	110	105	8	97

	$1,782	$262	$1,520	$1,383	$274	$1,109

U.S. GAAP	Canadian National Railway Company	63

Notes to Consolidated Financial Statements

6 Intangible and other assets

In millions	December 31,	2004	2003

Prepaid benefit cost (Note 13)		$515	$411
Investments (A)		166	367
Deferred receivables		77	69
Intangible assets (B)		69	–
Note receivable from EWS		57	–
Unamortized debt issue costs		35	35
Other		21	23

		$940	$905

A. Investments

As at December 31, 2004, the Company had $157 million ($356 million at December 31, 2003) of investments accounted for under the equity method and $9 million ($11 million at December 31, 2003) of investments accounted for under the cost method.

Investment in English Welsh and Scottish Railway (EWS)

As at December 31, 2004, the Company owned approximately 32% of EWS, a company which provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel, and accounted for this investment using the equity method. At December 31, 2004, the excess of the Company’s share of the book value of EWS’ net assets over the carrying value of the investment was not significant.

     On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive a combination of cash and notes receivable. The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and a note receivable of £23.9 million (Cdn$58 million) from EWS. The note receivable is due in 2009, carries interest at 8% and is redeemable in whole or in part at any time by EWS, at the principal amount together with accrued but unpaid interest up to the date of repayment.

B. Intangible assets
Intangible assets relate to customer contracts and relationships assumed through the GLT acquisition.

7 Credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005, which it intends to renew before such date. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels. The Company has been in compliance with these financial covenants. The Company’s borrowings of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003 at an average interest rate of 1.49% were entirely repaid in the first quarter of 2004. At December 31, 2004, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$108 million) at an average interest rate of 2.77% and letters of credit drawn of $342 million.

     The Company’s commercial paper program is backed by its revolving credit facility. As at December 31, 2004, the Company had U.S.$211 million (Cdn$254 million) of commercial paper outstanding at an average interest rate of 2.37%, compared to no commercial paper outstanding as at December 31, 2003.

8 Accounts payable and accrued charges

In millions	December 31,	2004	2003

Trade payables		$491	$444
Income and other taxes		310	270
Payroll-related accruals		259	205
Accrued charges		179	131
Personal injury and other claims provision		118	123
Accrued interest		106	94
Workforce reduction provisions		90	89
Other		52	65

		$1,605	$1,421

9 Other liabilities and deferred credits

In millions	December 31,	2004	2003

Personal injury and other claims provision,
net of current portion		$524	$467
Workforce reduction provisions, net of current portion (A)		149	136
Accrual for post-retirement benefits other than pensions (B)		284	139
Accrued benefit cost for pensions (Note 13)		156	126
Environmental reserve, net of current portion		93	62
Additional minimum pension liability (Note 13)		22	30
Deferred credits and other		285	243

		$1,513	$1,203

U.S. GAAP	Canadian National Railway Company	64

Notes to Consolidated Financial Statements

A. Workforce reduction provisions
The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next five years. In 2004, liabilities assumed through recent acquisitions and other charges and adjustments increased the provisions by $107 million. Payments have reduced the provisions by $93 million for the year ended December 31, 2004 ($155 million for the year ended December 31, 2003). As at December 31, 2004, the aggregate provisions, including the current portion, amounted to $239 million ($225 million as at December 31, 2003).

     In 2002, the Company had announced 1,146 job reductions in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. Reductions relating to this charge were completed in 2003.

B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions	Year ended December 31,	2004	2003

Benefit obligation at beginning of year		$309	$311
Acquisition of GLT and BC Rail		151	–
Amendments		(12)	8
Actuarial (gain) loss		(111)	29
Interest cost		17	18
Service cost		8	5
Foreign currency changes		(25)	(44)
Benefits paid		(18)	(18)

Benefit obligation at end of year		$319	$309

The Company uses a measurement date of September 30 for its U.S. plans and December 31 for its Canadian plans.

(ii) Funded status

In millions	December 31,	2004	2003

Unfunded benefit obligation at end of year		$319	$309
Unrecognized net actuarial gain (loss)		6	(112)
Unrecognized prior service cost		(16)	(33)

Accrued benefit cost for post-retirement benefits
other than pensions (including current portion)		$309	$164

(iii) Components of net periodic benefit cost

In millions	Year ended December 31,	2004	2003	2002

Interest cost		$17	$18	$15
Service cost		8	5	4
Amortization of prior service cost		3	3	3
Recognized net actuarial loss		1	7	3

Net periodic benefit cost		$29	$33	$25

(iv) Weighted-average assumptions

	December 31,	2004	2003	2002

To determine benefit obligation
Discount rate		5.90%	6.00%	6.69%
Rate of compensation increase		3.75%	3.75%	4.00%

To determine net periodic benefit cost
Discount rate		6.00%	6.69%	7.14%
Rate of compensation increase		3.75%	4.00%	4.00%

(v)  For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 14% for 2005 and 15% for 2004. It is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter.

     A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$2	$(2)
Effect on benefit obligation	28	(24)

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the accumulated post-retirement benefit obligation (APBO) as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

(vi) The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2005	$20
2006	21
2007	22
2008	22
2009	23
Years 2010 to 2014	130

U.S. GAAP	Canadian National Railway Company	65

Notes to Consolidated Financial Statements

10 Long-term debt

In millions	Maturity	Currency in which payable
			December 31,
			2004	2003

Debentures and notes: (A)
Canadian National series:
7.00% 10-year notes	Mar. 15, 2004	U.S.$	$–	$344
6.45% Puttable Reset Securities (PURS) (B)	July 15, 2006	U.S.$	301	324
4.25% 5-year notes (C)	Aug. 1, 2009	U.S.$	361	–
6.38% 10-year notes (C)	Oct. 15, 2011	U.S.$	482	518
4.40% 10-year notes (C)	Mar. 15, 2013	U.S.$	482	518
6.80% 20-year notes (C)	July 15, 2018	U.S.$	241	259
7.63% 30-year debentures	May 15, 2023	U.S.$	181	194
6.90% 30-year notes (C)	July 15, 2028	U.S.$	572	615
7.38% 30-year debentures (C)	Oct. 15, 2031	U.S.$	241	259
6.25% 30-year notes (C)	Aug. 1, 2034	U.S.$	602	–

Illinois Central series:
7.75% 10-year notes	May 1, 2005	U.S.$	120	129
6.98% 12-year notes	July 12, 2007	U.S.$	60	65
6.63% 10-year notes	June 9, 2008	U.S.$	24	26
5.00% 99-year income debentures	Dec. 1, 2056	U.S.$	9	10
7.70% 100-year debentures	Sept. 15, 2096	U.S.$	151	162

Wisconsin Central series:
6.63% 10-year notes	April 15, 2008	U.S.$	181	194

			4,008	3,617
BC Rail series:
Non-interest bearing 90-year subordinated notes (D)	July 14, 2094	CDN$	843	–

Total debentures and notes			4,851	3,617
Other:
Revolving credit facility (A) (Note 7)		U.S.$	108	233
Commercial paper (E) (Note 7)		U.S.$	254	–
Capital lease obligations and other (F)		Various	805	822

Total other			1,167	1,055

			6,018	4,672
Less:
Current portion of long-term debt			578	483
Net unamortized discount			854	14

			1,432	497

			$4,586	$4,175

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company records these notes as a discounted debt of $5 million, using an imputed interest rate of 5.75% . The discount of $838 million is included in the net unamortized discount.

E. The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. At December 31, 2004, the amounts outstanding under both the revolving credit facility and the commercial paper program have been presented as short-term debt given the maturity in December 2005 of the revolving credit facility. During 2003, the commercial paper debt was due within one year but was classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility.

U.S. GAAP	Canadian National Railway Company	66

Notes to Consolidated Financial Statements

F. Interest rates for the capital leases range from approximately 2.23% to 13.13% with maturity dates in the years 2005 through 2025. The imputed interest on these leases amounted to $342 million as at December 31, 2004 and $395 million as at December 31, 2003.

     The capital lease obligations are secured by properties with a net carrying amount of $1,080 million as at December 31, 2004 and $1,110 million as at December 31, 2003.

     During 2004, the Company recorded $160 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($47 million in 2003). An equivalent amount was recorded in debt.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2004, for the next five years and thereafter, are as follows:

In millions

2005	$578
2006	376
2007	154
2008	230
2009	427
2010 and thereafter	3,399

H. The aggregate amount of debt payable in U.S. currency as at December 31, 2004 is U.S.$4,022 million (Cdn$4,845 million) and U.S.$3,273 million (Cdn$4,236 million) as at December 31, 2003.

I. The Company has U.S.$200 million available under its currently effective shelf prospectus and registration statement providing for the issuance of debt securities in one or more offerings.

11 Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

  Unlimited number of Common Shares, without par value
  Unlimited number of Class A Preferred Shares, without par value issuable in series
  Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2004, the Company issued 2.9 million shares (2.9 million shares in 2003 and 2.7 million shares in 2002) related to stock options exercised. The total number of common shares issued and outstanding was 283.1 million as at December 31, 2004.

     In 2002, the Company issued 9.0 million common shares related to the conversion of the Company’s convertible preferred securities.

C. Convertible preferred securities (“Securities”)

On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$25.65 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 9.0 million common shares of the Company.

     In 1999, the Company had issued 6.9 million 5.25% Securities due on June 30, 2029, at U.S.$33.33 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$25.65 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D. Share repurchase program

On October 26, 2004, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2004, 4.0 million common shares have been repurchased for $273 million, at an average price of $68.31 per share.

     The Company’s previous share repurchase program initiated in 2002 allowed for the repurchase of up to 19.5 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. By October 2003, the Company had completed its program, repurchasing 19.5 million common shares for $859 million, at an average price of $44.04 per share (15.0 million and 4.5 million shares in 2003 and 2002, respectively).

E. Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

Employee share investment plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% (6% prior to 2003) of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries. Participation at December 31, 2004 was 10,073 employees (8,894 at December 31, 2003 and 8,911 at December 31, 2002). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 723,663 in 2004, 855,210 in 2003 and 746,189 in 2002, resulting in a pre-tax charge to income of $11 million, $8 million and $9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

U.S. GAAP	Canadian National Railway Company	67

Notes to Consolidated Financial Statements

12 Stock plans (continued)

Stock-based plans

Compensation cost for awards under all stock-based plans was $65 million, $23 million and $9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

A. Restricted share units

In 2004, the Company granted approximately 1.2 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2006. If specified targets related to the Company’s 20-day average share price are attained during any period ending on or after December 31, 2005, payout can be accelerated. For the year ended December 31, 2004, the Company recorded compensation cost of $36 million for RSUs.

B. Mid-term incentive share unit plan

The mid-term incentive share unit plan, approved by the Board of Directors in 2001, entitled designated senior management employees to receive payout on June 30, 2004. The share units vested conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. On June 30, 2004, upon the partial attainment of these targets, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date. For the year ended December 31, 2003, the Company recorded compensation cost of $7 million related to the plan and no compensation cost was recorded for 2002.

C. Voluntary incentive deferral plan

The Company has a voluntary incentive deferral plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). For each participant, the Company will grant 25% of DSUs, which will vest over a period of four years. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. The value of each participant’s DSUs is payable in cash at the time of cessation of employment.

     At December 31, 2004, the total liability under the VIDP was $22 million, representing 354,745 units outstanding under the plan. For the year ended December 31, 2004, the Company recognized an expense of $7 million related to the plan.

D. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2004, an additional 1.2 million common shares remained authorized for future issuances under these plans.

     Options issued by the Company include conventional options, which vest over a period of time, performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. The total conventional, performance, and performance-accelerated options outstanding at December 31, 2004 were 8.9 million, 1.3 million and 2.9 million, respectively.

Changes in the Company’s stock options are as follows:

	Number of options	Weighted- average exercise price

	In millions

Outstanding at December 31, 2001 (1)	14.9	$29.08
Granted	4.8	$51.19
Canceled and expired	(0.3)	$37.99
Exercised	(2.7)	$26.11

Outstanding at December 31, 2002 (1)	16.7	$35.67
Granted	3.0	$40.95
Canceled and expired	(0.6)	$45.11
Exercised	(2.9)	$26.60

Outstanding at December 31, 2003 (1)	16.2	$37.16
Granted	–	–
Canceled and expired	(0.2)	$42.58
Exercised	(2.9)	$28.70

Outstanding at December 31, 2004 (1)	13.1	$38.85

(1)	Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

U.S. GAAP	Canadian National Railway Company	68

Notes to Consolidated Financial Statements

     Stock options outstanding and exercisable as at December 31, 2004 were as follows:

	Options outstanding			Options exercisable

Range of exercise prices	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Number of options	Weighted- average exercise price

	In millions			In millions

$ 9.00–$16.02	0.2	1	$15.40	0.2	$15.40
$18.13–$27.08	1.6	4	$23.33	1.6	$23.33
$27.31–$33.35	4.1	5	$32.10	3.3	$31.82
$37.17–$49.21	3.1	8	$40.98	1.1	$41.03
$51.05–$58.44	4.1	7	$51.19	2.0	$51.20

Balance at December 31, 2004 (1)	13.1	6	$38.85	8.2	$35.55

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     At December 31, 2003 and 2002, the Company had 7.5 million and 7.4 million options exercisable at a weighted-average exercise price of $31.39 and $29.34, respectively.

     Compensation cost for awards of employee stock options granted, modified or settled on or after January 1, 2003 was determined using the fair value based approach in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,“ as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,“ as explained in Note 2 – Accounting changes. Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional stock option awards, in accordance with APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Compensation cost recognized for stock option awards was $9 million, $16 million and $9 million in 2004, 2003 and 2002, respectively. Disclosures required under the fair value measurement and recognition method for awards under all plans, as prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as well as the assumptions used to calculate compensation cost related to stock option awards are presented in Note 1 – Summary of significant accounting policies.

13 Pensions

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Pension Plan), unless otherwise specified.

Description of Pension Plan

The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Pension Plan.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2003 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $120 million in each of 2005, 2006 and 2007 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Pension Plan have a fair market value of $12,256 million as at December 31, 2004 ($11,573 million at December 31, 2003). The Pension Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2004 and 2003, by asset category are as follows:

	Target	December 31 ,
Plan assets by category	Allocation	2004	2003

Equity securities	53%	56%	56%
Debt securities	40%	34%	38%
Real estate	4%	3%	3%
Other	3%	7%	3%

	100%	100%	100%

U.S. GAAP	Canadian National Railway Company	69

Notes to Consolidated Financial Statements

13 Pensions (continued)

     The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries.

Weighted-average assumptions

December 31,	2004	2003	2002

To determine benefit obligation
Discount rate	5.75%	6.00%	6.50%
Rate of compensation increase	3.75%	3.75%	4.00%

To determine net periodic benefit cost
Discount rate	6.00%	6.50%	6.50%
Rate of compensation increase	3.75%	4.00%	4.00%
Expected return on plan assets	8.00%	8.00%	9.00%

     To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Information about the Company’s defined benefit pension plans:

(a) Change in benefit obligation

In millions Year ended December 31,	2004	2003

Benefit obligation at beginning of year	$12,020	$11,376
Acquisition of GLT and BC Rail	684	–
Interest cost	733	720
Actuarial loss	349	482
Service cost	124	103
Plan participants’ contributions	55	60
Foreign currency changes	(23)	(26)
Benefit payments and transfers	(805)	(695)

Benefit obligation at end of year	$13,137	$12,020

(b) Change in plan assets

In millions Year ended December 31,	2004	2003

Fair value of plan assets at beginning of year	$11,671	$11,182
Acquisition of GLT and BC Rail	611	–
Employer contributions	165	90
Plan participants’ contributions	55	60
Foreign currency changes	(15)	(15)
Actual return on plan assets	1,371	1,049
Benefit payments and transfers	(805)	(695)

Fair value of plan assets at end of year	$13,053	$11,671

(c) Funded status

In millions December 31,	2004	2003

Deficiency of fair value of plan assets over benefit obligation at end of year (1)	$(84)	$(349)
Unrecognized net actuarial loss (1)	368	540
Unrecognized prior service cost	75	94

Net amount recognized	$359	$285

(1) Subject to future reduction for gain sharing under the terms of the plan.

(d) Amount recognized in the Consolidated Balance Sheet

In millions December 31,	2004	2003

Prepaid benefit cost (Note 6)	$515	$411
Accrued benefit cost (Note 9)	(156)	(126)
Additional minimum pension liability (Note 9)	(22)	(30)
Accumulated other comprehensive loss (Note 21)	22	30

Net amount recognized	$359	$285

(e) Additional information

In millions Year ended December 31,	2004	2003	2002

Adjustment to minimum pension liability as a
component of other comprehensive income (loss)	$8	$7	$(20)

The accumulated benefit obligation for all defined benefit pension plans was $12,450 million and $11,381 million at December 31, 2004 and 2003, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with an accumulated benefit obligation in excess of plan assets were $98 million, $93 million, and $86 million, respectively, as at December 31, 2004, and $103 million, $98 million, and $74 million, respectively, as at December 31, 2003.

(f) Components of net periodic benefit cost

In millions Year ended December 31,	2004	2003	2002

Service cost	$124	$103	$108
Interest cost	733	720	722
Amortization of net transition obligation	–	19	20
Amortization of prior service cost	19	22	22
Expected return on plan assets	(857)	(819)	(874)
Recognized net actuarial loss	3	4	2

Net periodic benefit cost	$22	$49	$–

U.S. GAAP	Canadian National Railway Company	70

Notes to Consolidated Financial Statements

(g) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2005	$957
2006	821
2007	845
2008	869
2009	893
Years 2010 to 2014	4,760

14 Interest expense

In millions Year ended December 31,	2004	2003	2002

Interest on debt and capital leases	$294	$316	$361
Interest income	–	(1)	–

	$294	$315	$361

Cash interest payments	$282	$325	$398

15 Other income (loss)

In millions Year ended December 31,	2004	2003	2002

Gain on disposal of properties	$32	$56	$41
Investment income	5	1	18
Foreign exchange gain (loss)	(2)	(3)	12
Equity in earnings of English Welsh and Scottish Railway (Note 6)	(4)	17	33
Net real estate costs	(18)	(19)	(15)
Other	(33)	(31)	(13)

	$(20)	$21	$76

16 Income taxes

The Company’s consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions Year ended December 31,	2004	2003	2002

Federal tax rate	22.1%	24.1%	26.1%
Income tax expense at the statutory Federal tax rate	$(410)	$(358)	$(309)
Income tax (expense) recovery resulting from:
Provincial and other taxes	(263)	(199)	(140)
Deferred income tax adjustments due to rate enactments	5	(79)	–
Gain on disposals and dividends	10	11	6
Adjustments to prior years’ income taxes (1)	11	44	–
Other	51	64	59

Income tax expense	$(596)	$(517)	$(384)

Cash payments for income taxes	$92	$86	$65

(1)	Adjustments relating mainly to the resolution of matters pertaining to prior years’ income taxes.

     The following table provides tax information for Canada and the United States:

In millions Year ended December 31,	2004	2003	2002

Income before income taxes (1)
Canada	$1,501	$1,322	$1,101
U.S.	353	161	83

	$1,854	$1,483	$1,184

Current income taxes
Canada	$(222)	$(94)	$(130)
U.S.	(8)	(12)	18

	$(230)	$(106)	$(112)

Deferred income taxes
Canada	$(244)	$(377)	$(221)
U.S.	(122)	(34)	(51)

	$(366)	$(411)	$(272)

(1) Before cumulative effect of change in accounting policy.

     Significant components of deferred income tax assets and liabilities are as follows:

In millions December 31,	2004	2003

Deferred income tax assets
Workforce reduction provisions	$86	$81
Personal injury claims and other reserves	197	254
Post-retirement benefits	115	61
Losses and tax credit carryforwards	278	81

	676	477

Deferred income tax liabilities
Net prepaid benefit cost for pensions	121	102
Properties and other	4,914	4,800

	5,035	4,902

Total net deferred income tax liability	$4,359	$4,425

Total net deferred income tax liability
Canada	$1,349	$1,527
U.S.	3,010	2,898

	$4,359	$4,425

Total net deferred income tax liability	$4,359	$4,425
Net current deferred income tax asset	364	125

Long-term deferred income tax liability	$4,723	$4,550

     It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2004, the Company had $794 million of operating loss carryforwards, mainly resulting from the BC Rail acquisition, available to reduce future taxable income expiring between 2005 and 2023.

     The Company recognized tax credits of $4 million in 2004 for research and development expenditures ($15 million in 2003 and $9 million in 2002) not previously recognized, which reduced the cost of properties.

U.S. GAAP	Canadian National Railway Company	71

Notes to Consolidated Financial Statements

17 Segmented information

The Company operates in one business segment with operations in Canada and the United States.

Information on geographic areas

In millions Year ended December 31,	2004	2003	2002

Revenues
Canada	$4,126	$3,707	$3,726
U.S.	2,422	2,177	2,384

	$6,548	$5,884	$6,110

In millions December 31,		2004	2003

Properties
Canada		$9,945	$8,934
U.S.		9,770	9,371

		$19,715	$18,305

18 Earnings per share

In millions Year ended December 31,	2004	2003	2002

Basic earnings per share
Income before cumulative effect
of change in accounting policy	$4.41	$3.38	$2.71
Cumulative effect of change in accounting policy	–	0.16	–

Net income	$4.41	$3.54	$2.71

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$4.34	$3.33	$2.65
Cumulative effect of change in accounting policy	–	0.16	–

Net income	$4.34	$3.49	$2.65

     The following table provides a reconciliation between basic and diluted earnings per share:

In millions Year ended December 31,	2004	2003	2002

Net income	$1,258	$1,014	$800
Income impact on assumed conversion of preferred securities (Note 11)	–	–	6

	$1,258	$1,014	$806

Weighted-average shares outstanding	285.1	286.8	295.0
Effect of dilutive securities and stock options	4.8	3.9	9.2

Weighted-average diluted shares outstanding	289.9	290.7	304.2

     For the years ended December 31, 2003 and 2002, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 6.0 million and 4.8 million, respectively. The 2003 and 2002 figures have been adjusted for the three-for-two common stock split (see Note 11(E)).

19 Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2004, the Company’s commitments under operating and capital leases were $992 million and $1,103 million, respectively. Minimum lease payments in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2005	$206	$113
2006	194	106
2007	146	130
2008	116	52
2009	90	93
2010 and thereafter	240	609

	$992	1,103
Less: imputed interest on capital leases at rates
ranging from approximately 2.23% to 13.13%		342

Present value of minimum lease payments included in debt		$761

     Rent expense for operating leases was $242 million, $230 million and $269 million for the years ended December 31, 2004, 2003 and 2002, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $194 million. Furthermore, as at December 31, 2004, the Company had outstanding information technology service contracts of $18 million and agreements with fuel suppliers to purchase approximately 56% of its anticipated 2005 volume, 19% of its anticipated 2006 volume, and 2% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

U.S. GAAP	Canadian National Railway Company	72

Notes to Consolidated Financial Statements

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon as the Company expects that a large majority of these cases will be received over such period.

     In 2004, the Company’s expenses for personal injury and other claims, net of recoveries, were $149 million ($127 million in 2003 and $393 million in 2002) and payments for such items were $106 million ($126 million in 2003 and $156 million in 2002). As at December 31, 2004, the Company had aggregate reserves for personal injury and other claims of $642 million ($590 million at December 31, 2003).

     Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     In 2004, the Company’s expenses relating to environmental matters, net of recoveries, were $10 million ($6 million in both 2003 and 2002) and payments for such items were $8 million ($12 million in 2003 and $16 million in 2002). As at December 31, 2004, the Company had aggregate accruals for environmental costs of $113 million ($83 million as at December 31, 2003). The Company anticipates that the majority of the liability at December 31, 2004 will be paid out over the next five years.

     In addition, related environmental capital expenditures were $13 million in 2004, $23 million in 2003 and $19 million in 2002. The Company expects to incur capital expenditures relating to environmental matters of approximately $20 million in 2005, $17 million in 2006 and $16 million in 2007.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

U.S. GAAP	Canadian National Railway Company	73

Notes to Consolidated Financial Statements

19 Major commitments and contingencies (continued)

     Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2004, the maximum exposure in respect of these guarantees was $97 million, of which $8 million has been recorded. Of that amount, $6 million represents the expected cash outlay for such guarantees, while the remaining $2 million represents the Company’s obligation to stand ready and honor the guarantees that were entered into subsequent to January 1, 2003. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2004, the maximum potential liability under these guarantees was $439 million of which $359 million was for workers’ compensation and other employee benefits and $80 million was for equipment under leases and other. During 2004, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

     As at December 31, 2004, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2005 and 2007.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2004, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

     In 2004 and 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at December 31, 2004, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

20 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is

U.S. GAAP	Canadian National Railway Company	74

Notes to Consolidated Financial Statements

regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company’s counterparties was immaterial at December 31, 2004. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, in the fourth quarter of 2004, the Company did not enter into any swap positions on crude and heating oil. At December 31, 2004, the Company had hedged approximately 50% of the estimated 2005 fuel consumption, representing approximately 203 million U.S. gallons at an average price of U.S.$0.74 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

     The changes in the fair value of the swap positions are highly correlated to changes in the price of fuel and therefore, these fuel hedges are being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Accumulated other comprehensive loss. The amounts in Accumulated other comprehensive loss will be reclassified into income upon the ultimate consumption of the hedged fuel. To the extent that the cumulative change in the fair value of the swap positions does not offset the cumulative change in the price of fuel, the ineffective portion of the hedge will be recognized into income immediately. In the event that the fuel hedge is discontinued and the forecasted purchase of fuel is not expected to occur, the amount in Accumulated other comprehensive loss would be reclassified into income immediately.

     Realized gains from the Company’s fuel hedging activities, which are recorded in fuel expense, were $112 million, $49 million, and $3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     At December 31, 2004, Accumulated other comprehensive loss included an unrealized gain of $92 million, $62 million after tax ($38 million unrealized gain, $26 million after tax at December 31, 2003), of which $81 million relates to derivative instruments that will mature within the next year and are presented in Other current assets. The Company did not recognize any material gains or losses in 2004, 2003 and 2002 due to hedge ineffectiveness as the Company’s derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106% . The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. These derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. Beginning July 9, 2004, upon the issuance of debt, the realized gain of $12 million accumulated in other comprehensive income (loss) will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.

     At December 31, 2004, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

(iv) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar denominated long-term debt are recorded in Accumulated other comprehensive loss.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company’s proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

U.S. GAAP	Canadian National Railway Company	75

Notes to Consolidated Financial Statements

20 Financial instruments (continued)

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2004 and 2003 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2004		December 31, 2003

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets
Investments	$166	$220	$367	$420

Financial liabilities
Long-term debt (including current portion)	$5,164	$5,857	$4,658	$5,128

21 Other comprehensive income (loss)

A. Components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31, 2004

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange gain on translation
of U.S. dollar denominated long-term debt
designated as a hedge of the net investment
in U.S. subsidiaries	$326	$(106)	$220

Unrealized foreign exchange loss on translation
of the net investment in foreign operations	(428)	140	(288)

Unrealized holding gain on fuel derivative
instruments (Note 20)	54	(18)	36

Realized gain on settlement of interest
rate swaps (Note 20)	12	(4)	8

Minimum pension liability adjustment (Note 13)	8	(3)	5

Other comprehensive loss	$(28)	$9	$(19)

In millions	Year ended December 31, 2003

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange gain on translation
of U.S. dollar denominated long-term debt
designated as a hedge of the net investment
in U.S. subsidiaries	$754	$(245)	$509

Unrealized foreign exchange loss on translation
of the net investment in foreign operations	(1,101)	358	(743)

Unrealized holding gain on fuel derivative
instruments (Note 20)	8	(2)	6

Minimum pension liability adjustment (Note 13)	7	(3)	4

Deferred income tax (DIT) rate enactment	–	(2)	(2)

Other comprehensive loss	$(332)	$106	$(226)

In millions	Year ended December 31, 2002

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange gain on translation
of U.S. dollar denominated long-term debt
designated as a hedge of the net investment
in U.S. subsidiaries	$51	$(17)	$34

Unrealized foreign exchange loss on translation
of the net investment in foreign operations	(40)	13	(27)

Unrealized holding gain on fuel derivative
instruments (Note 20)	68	(23)	45

Minimum pension liability adjustment (Note 13)	(20)	7	(13)

Other comprehensive income	$59	$(20)	$39

B. Changes in the balances of each classification within Accumulated other comprehensive income (loss) are as follows:

In millions

	Foreign exchange – U.S.$ debt	Foreign exchange – Net investment in foreign operations	Holding gain (loss) on fuel derivative instruments	Realized gain on settlement of interest rate swaps	Minimum pension liability adjustment	DIT rate enactment	Accumulated other comprehensive income (loss)

Balance at January 1, 2002	$(221)	$347	$(25)	$–	$(11)	$(32)	$58
Period change	34	(27)	45	–	(13)	–	39

Balance at December 31, 2002	(187)	320	20	–	(24)	(32)	97
Period change	509	(743)	6	–	4	(2)	(226)

Balance at December 31, 2003	322	(423)	26	–	(20)	(34)	(129)
Period change	220	(288)	36	8	5	–	(19)

Balance at December 31, 2004	$542	$(711)	$62	$8	$(15)	$(34)	$(148)

U.S. GAAP	Canadian National Railway Company	76

Notes to Consolidated Financial Statements

22 Reconciliation of United States and Canadian generally accepted accounting principles

The Consolidated Financial Statements of the Company are expressed in Canadian dollars and are prepared in accordance with U.S. GAAP which conform, in all material respects, with Canadian GAAP except as follows:

A. Reconciliation of net income

The application of Canadian GAAP would have the following effects on the net income as reported:

In millions Year ended December 31,	2004	2003	2002

Net income – U.S. GAAP	$1,258	$1,014	$800
Adjustments in respect of:
Property capitalization, net of depreciation	81	(384)	(363)
Stock-based compensation cost	(19)	(27)	(9)
Interest expense	12	–	–
Income tax rate enactments	(3)	46	–
Interest on convertible preferred securities	–	–	9
Income tax (expense) recovery on current
year Canadian GAAP adjustments	(32)	133	116

Income before cumulative effect of change
in accounting policy	1,297	782	553
Cumulative effect of change in accounting
policy (net of applicable taxes)	–	(48)	–

Net income – Canadian GAAP	$1,297	$734	$553

(i) Property capitalization

Effective January 1, 2004, the Company changed its capitalization policy under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061, “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003.

     The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061, “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

     This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policy. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

(ii) Interest expense

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Under U.S. GAAP, these derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. On July 9, 2004, upon the pricing and subsequent issuance of U.S.$500 million 6.25% Debentures due 2034, the Company settled these treasury-rate locks and realized a gain of $12 million. Under U.S. GAAP, this gain was recorded in Other comprehensive loss and will be amortized and recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Under Canadian GAAP, this gain was recorded immediately into income, as a reduction of interest expense.

(iii) Stock-based compensation cost

As explained in Note 2, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Under Canadian GAAP, effective January 1, 2003, the Company adopted the fair value based approach of the CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

(iv) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the interest on the Securities until July 3, 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

(v) Income tax expense

The provincial and federal governments enact new corporate tax rates resulting in either lower or higher tax liabilities under both U.S. and Canadian GAAP. The difference in the deferred income tax expense or recovery recorded is a function of the net deferred income tax liability position, which is larger under U.S. GAAP due essentially to the difference in the property capitalization policy prior to 2004. In addition,

U.S. GAAP	Canadian National Railway Company	77

Notes to Consolidated Financial Statements

22 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

under U.S. GAAP, the resulting deferred income tax expense or recovery is recorded when the rates are enacted, whereas under Canadian GAAP, when they are substantively enacted. In 2004, under U.S. GAAP, the Company recorded a decrease to its net deferred income tax liability of $5 million resulting from the enactment of lower corporate tax rates in the province of Alberta, with the corresponding decrease of $2 million under Canadian GAAP. In 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in income and Other comprehensive loss, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million.

(vi) Cumulative effect of change in accounting policy

As explained in Note 2, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143, were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

B. Earnings per share

The earnings per share calculation under U.S. GAAP differs from Canadian GAAP essentially due to differences in the earnings figures:

In millions Year ended December 31,	2004	2003	2002

Net income – Canadian GAAP	$1,297	$734	$553
Dividends on convertible preferred securities	–	–	6

	$1,297	$734	$547

Weighted-average shares outstanding	285.1	286.8	295.0
Effect of dilutive securities and stock options	4.5	3.9	9.2

Weighted-average diluted shares outstanding	289.6	290.7	304.2

In millions Year ended December 31,	2004	2003	2002

Basic earnings per share	$4.55	$2.56	$1.85
Diluted earnings per share	$4.48	$2.52	$1.82

C. Reconciliation of significant balance sheet items

In millions	December 31,	2004	2003

Current assets – U.S. GAAP		$1,710	$1,127
Derivative instruments		(81)	(33)
Deferred income taxes related to derivative instruments		29	–
Other		(4)	(2)

Current assets – Canadian GAAP		$1,654	$1,092

Properties – U.S. GAAP		$19,715	$18,305
Property capitalization, net of depreciation		(2,952)	(3,072)
Cumulative effect of change in accounting policy		(75)	(75)

Properties – Canadian GAAP		$16,688	$15,158

Intangible and other assets – U.S. GAAP		$940	$905
Derivative instruments		(11)	(5)

Intangible and other assets – Canadian GAAP		$929	$900

Deferred income tax liability – U.S. GAAP		$4,723	$4,550
Cumulative effect of prior years’ adjustments to income		(1,204)	(1,071)
Income taxes on current year Canadian GAAP adjustments to income		32	(133)
Income taxes on cumulative effect of change in accounting policy		(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments		28	15
Income taxes on minimum pension liability adjustment		7	10
Income taxes on derivative instruments		(1)	(12)
Income taxes on settlement of interest rate swaps recorded in Other comprehensive loss		(4)	–
Income tax rate enactments		41	38
Other		(4)	(5)

Deferred income tax liability – Canadian GAAP		$3,591	$3,365

U.S. GAAP	Canadian National Railway Company	78

Notes to Consolidated Financial Statements

In millions	December 31,	2004	2003

Other liabilities and deferred credits – U.S. GAAP		$1,513	$1,203
Stock-based compensation		–	(20)
Minimum pension liability		(22)	(30)
Other		(3)	–

Other liabilities and deferred credits – Canadian GAAP		$1,488	$1,153

Common shares – U.S. GAAP		$4,706	$4,664
Capital reorganization		(1,300)	(1,300)
Stock-based compensation		(18)	(17)
Foreign exchange loss on convertible preferred securities		(12)	(12)
Costs related to the sale of shares		33	33
Share repurchase program		178	162

Common shares – Canadian GAAP		$3,587	$3,530

Contributed surplus – U.S. GAAP		$–	$–
Dividend in kind with respect to land transfers		(248)	(248)
Costs related to the sale of shares		(33)	(33)
Other transactions and related income tax effect		(18)	(18)
Share repurchase program		(26)	(24)
Capital reorganization		489	489

Contributed surplus – Canadian GAAP		$164	$166

Accumulated other comprehensive loss – U.S. GAAP		$(148)	$(129)
Unrealized foreign exchange loss on translation of U.S. to Canadian GAAP adjustments, net of applicable taxes		89	63
Derivative instruments, net of applicable taxes		(62)	(26)
Unamortized gain on settlement of interest rate swaps, net of applicable taxes		(8)	–
Income tax rate enactments		34	34
Minimum pension liability adjustment, net of applicable taxes		15	20

Currency translation – Canadian GAAP		$(80)	$(38)

Retained earnings – U.S. GAAP		$4,726	$3,897
Cumulative effect of prior years’ adjustments to income		(1,928)	(1,696)
Cumulative effect of change in accounting policy		(48)	(48)
Current year adjustments to net income		39	(232)
Share repurchase program		(152)	(138)
Cumulative dividend on convertible preferred securities		(38)	(38)
Capital reorganization		811	811
Dividend in kind with respect to land transfers		248	248
Other transactions and related income tax effect		18	18

Retained earnings – Canadian GAAP		$3,676	$2,822

U.S. GAAP	Canadian National Railway Company	79

Notes to Consolidated Financial Statements

22 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

(i) Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

     Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

     Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Common shares.

     Under Canadian GAAP, the cost resulting from the repurchase of shares was allocated first to Common shares, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the cost would have been allocated to Common shares followed by Retained earnings.

     For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive loss, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

(ii) Minimum pension liability adjustment

At each measurement date, if the Company’s pension plans have an accumulated benefit obligation in excess of the fair value of the plan assets, under U.S. GAAP, this gives rise to an additional minimum pension liability. As a result, an intangible asset is recognized up to the amount of the unrecognized prior service cost and the difference is recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

(iii) Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

(iv) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

23 Comparative figures

Certain figures, previously reported for 2003 and 2002, have been reclassified to conform with the basis of presentation adopted in the current year.

U.S. GAAP	Canadian National Railway Company	80

Financial Section (Canadian GAAP)

Contents

Canadian National Railway Company

82	Management’s Discussion and Analysis
105	Management Report
105	Auditors’ Report
106	Consolidated Statement of Income
107	Consolidated Balance Sheet
108	Consolidated Statement of Changes in Shareholders’ Equity
109	Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

110	1	Summary of significant accounting policies
112	2	Accounting changes
113	3	Acquisitions
113	4	Accounts receivable
114	5	Properties
114	6	Intangible and other assets
114	7	Credit facility
115	8	Accounts payable and accrued charges
115	9	Other liabilities and deferred credits
116	10	Long-term debt
117	11	Capital stock and convertible preferred securities
118	12	Stock plans
120	13	Pensions
121	14	Interest expense
121	15	Other income (loss)
121	16	Income taxes
122	17	Segmented information
122	18	Earnings per share
123	19	Major commitments and contingencies
125	20	Financial instruments
126	21	Reconciliation of Canadian and United States generally accepted accounting principles
129	22	Comparative figures

Canadian GAAP	Canadian National Railway Company	81

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including the railroads and related holdings of Great Lakes Transportation LLC (GLT) as of May 10, 2004 and BC Rail as of July 14, 2004. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The Company also prepares consolidated financial statements in accordance with U.S. GAAP, which are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments and stock-based compensation. A reconciliation of the Canadian to U.S. GAAP financial statements is provided in Note 21 to the Company’s Consolidated Financial Statements. The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. In such instances, the reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2004 Annual Consolidated Financial Statements and notes thereto.

Business profile

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 19,300 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven commodity groups consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2004, no individual commodity group accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2004, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 23% from Canadian domestic traffic and 20% from overseas traffic. The Company originates approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, solid free cash flow generation and an adequate return on investment. CN’s business strategy is guided by five core values: providing good service, controlling costs, focusing on asset utilization, committing to safety and developing employees.

Overview

For 2005 and the foreseeable future, CN’s challenge is to remain at the forefront of rail industry financial performance and to build value for shareholders and customers by aiming to make the railroad the continent’s best-performing transportation company.

     CN’s plan is premised on the deployment of its business model to generate quality revenues, while leveraging capacity and maintaining its current level of plant quality.

     The “scheduled railroad” is the foundation for the Company’s business model. For CN’s merchandise business, the scheduled railroad, which is defined as a trip plan for every car measured in hours, has reduced transit times, improved the consistency of CN’s transportation product, dramatically improved productivity and helped to improve network capacity. In 2003, the Company began to apply the same principles of scheduled railroading to its intermodal business through the IMX initiative. IMX is designed to smooth demand and balance the flow of intermodal traffic through pre-defined daily train capacity, slot, gate and equipment reservations, and day-of-the-week pricing.

     CN’s acquisition and control of Illinois Central and Wisconsin Central, in 1999 and 2001, respectively, extended the Company’s reach into the central and southern United States. Among the benefits of single line service afforded by these transactions have been improved transit and cycle times for freight cars and the penetration of new markets.

     The acquisition of GLT in May 2004 has permitted new efficiencies in train operations north of Duluth/Superior in the key Winnipeg-Chicago corridor and positioned CN as a major player in the supply chain for the United States steel industry in the midst of a strong recovery. The purchase of BC Rail in July 2004 not only grew CN’s forest products business substantially, but also expanded the railroad’s capacity in British Columbia, where the Port of Prince Rupert has the potential to become an important gateway for traffic moving to and from Asia and the heartland of North America.

     Over the past five years, the Company has also invested heavily in new locomotives and freight cars, extended sidings and centralized traffic control to permit the operation of longer, more efficient trains. These strategic initiatives have improved service, reduced costs and created a fluid North American rail network that can accommodate business growth at low incremental cost. The Company intends to continue to make targeted capital expenditures to improve plant capacity as warranted by market conditions and satisfactory returns on investment.

     The Company intends to pursue further operating efficiencies by optimizing its workforce, improving asset utilization, reducing accidents and related costs, and continuing to focus on legal claims and health care costs. The Company partners with connecting carriers to implement routing protocol agreements for carload freight and pursues co-production initiatives to further improve service, generate system capacity and gradually reduce costs.

     The Company’s ultimate goal is to generate profitable, sustainable growth at low incremental cost by striving to improve yield and increase market share to maximize its return on assets.

Canadian GAAP	Canadian National Railway Company	82

Management’s Discussion and Analysis

Financial highlights

In millions, except per share data, or unless otherwise indicated	2004	2003	2002

Financial results
Revenues	$6,548	$5,884	$6,110
Operating income	$2,230	$1,368	$1,098
Net income	$1,297	$734	$553
Operating ratio	65.9%	76.8%	82.0%
Basic earnings per share	$4.55	$2.56	$1.85
Diluted earnings per share	$4.48	$2.52	$1.82
Dividend declared per share	$0.78	$0.67	$0.57
Financial position
Total assets	$19,271	$17,150	$18,924
Total long-term financial liabilities	$9,665	$8,693	$10,108

Financial results

Change in property capitalization policy

Effective January 1, 2004, the Company changed its capitalization policy, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061, “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003, as explained in Note 2 – Accounting changes, of the Company’s Annual Consolidated Financial Statements.

     The Company’s accounting for Properties had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061, “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized. The change in policy had the effect of decreasing 2004 operating expenses by $464 million, $312 million after tax.

2004 compared to 2003

In 2004, net income increased by $563 million, or 77%, when compared to 2003, with diluted earnings per share rising 78%. Excluding the change in capitalization policy as discussed herein, net income increased by $251 million, or 34%, when compared to 2003.

     Revenues increased by $664 million, or 11%, due to the inclusion of $351 million of GLT and BC Rail revenues, core business growth in a strong North American economy, and an improved Canadian grain crop, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenues of $255 million.

     Operating expenses decreased by $198 million, or 4%. The decrease was mainly due to the change in the property capitalization policy, which mainly affected labor, purchased services and material, and casualty and other, the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses of $170 million and lower equipment rents. Partly offsetting the decrease was the inclusion of GLT and BC Rail expenses of $228 million, and otherwise higher labor and fringe benefits, increased fuel costs and higher casualty and other expense.

     The operating ratio, defined as operating expenses as a percentage of revenues, was 65.9% in 2004 compared to 76.8% in 2003, a 10.9 -point betterment, mainly due to the change in the property capitalization policy.

     The results for the year ended December 31, 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004. Also in 2004, a strike by the Company’s employees represented by the Canadian Auto Workers (CAW) union (the “CAW strike”) in the first quarter, negatively impacted operating income and net income by $35 million and $24 million, respectively. The significant appreciation in the Canadian dollar relative to the U.S. dollar which has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses, resulted in a reduction in net income of approximately $45 million for 2004.

     For the year ended December 31, 2003, the Company’s results of operations included a fourth-quarter deferred income tax expense of $33 million resulting from the enactment of higher corporate tax rates in the province of Ontario.

2004 compared to 2003 – Adjusted performance measures

The year ended December 31, 2003 included an item impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented herein).

     In 2003, the Company recorded a fourth-quarter deferred income tax expense of $33 million resulting from the enactment of higher corporate tax rates, as discussed herein.

     Excluding this item, net income was $1,297 million ($4.55 per basic share or $4.48 per diluted share) in 2004 compared to adjusted net income of $767 million ($2.67 per basic share or $2.63 per diluted share) in 2003, an increase of $530 million, or 69%.

Canadian GAAP	Canadian National Railway Company	83

Management’s Discussion and Analysis

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

In millions, except per share data, or unless otherwise indicated

Year ended December 31,	2004		2003

			Rate
	Reported	Reported	enactment	Adjusted

Revenues	$6,548	$5,884	$–	$5,884
Operating expenses	4,318	4,516	–	4,516

Operating income	2,230	1,368	–	1,368

Interest expense	(282)	(317)	–	(317)
Other income (loss)	(20)	21	–	21

Income before income taxes	1,928	1,072	–	1,072
Income tax expense	(631)	(338)	33	(305)

Net income	$1,297	$734	$33	$767

Operating ratio	65.9%	76.8%		76.8%
Basic earnings per share	$4.55	$2.56		$2.67
Diluted earnings per share	$4.48	$2.52		$2.63

Revenues
Year ended December 31,	2004	2003	% Change

Total revenues (millions)	$6,548	$5,884	11%

Rail freight
Revenues (millions)	$6,252	$5,694	10%
RTMs (millions)	175,355	162,901	8%
Revenue/RTM (cents)	3.57	3.50	2%
Carloads (thousands)	4,654	4,177	11%
Revenue/Carload (dollars)	1,343	1,363	(1%)

Revenues for the year ended December 31, 2004 totaled $6,548 million compared to $5,884 million in 2003. The increase of $664 million, or 11%, was mainly due to the inclusion of GLT and BC Rail revenues of $351 million, strong merchandise revenue, an improved Canadian grain crop, and a higher fuel surcharge. Partially offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenue. Revenue ton miles, measuring the volume of freight transported by the Company, increased by 8% relative to 2003. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 2% when compared to 2003. In 2004, freight revenue per revenue ton mile was positively affected by freight rate increases and an overall decrease in the average length of haul, and was negatively affected by the translation impact of the stronger Canadian dollar.

Canadian GAAP	Canadian National Railway Company	84

Management’s Discussion and Analysis

Petroleum and chemicals

	Year ended December 31,	2004	2003	% Change

Revenues (millions)		$1,123	$1,058	6%
RTMs (millions)		32,618	30,901	6%
Revenue/RTM (cents)		3.44	3.42	1%

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, Alberta and eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this commodity group is closely correlated with the North American economy. For the year ended December 31, 2004, revenues for this commodity group increased by $65 million, or 6%, from 2003. The increase was due to freight rate improvements in several key segments, particularly in the first half of the year, the inclusion of $25 million of BC Rail revenues (primarily sulfur), higher offshore demand for Canadian sulfur, a shift from offshore to Canadian suppliers for petroleum gas and a higher fuel surcharge. These gains were partially offset by the translation impact of the stronger Canadian dollar. Freight revenue per revenue ton mile increased by 1% due to freight rate improvements and a decrease in the average length of haul, partly offset by the translation impact of the stronger Canadian dollar.

Metals and minerals

	Year ended December 31,	2004	2003	% Change

Revenues (millions)		$713	$527	35%
RTMs (millions)		16,421	13,876	18%
Revenue/RTM (cents)		4.34	3.80	14%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s superior rail access to major mines, ports and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement and aggregate producers in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2004, revenues for this commodity group increased by $186 million, or 35%, from 2003. The increase is mainly due to the inclusion of $126 million of GLT revenues, higher volumes of iron ore, largely from new business, freight rate improvements, and increased shipments of raw materials and metal bars. Partially offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 14% in 2004, mainly due to GLT shorter-haul traffic which was partly offset by the translation impact of the stronger Canadian dollar.

Forest products

	Year ended December 31,	2004	2003	% Change

Revenues (millions)		$1,452	$1,284	13%
RTMs (millions)		38,414	34,516	11%
Revenue/RTM (cents)		3.78	3.72	2%

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the midwest and southern U.S. corridors with interline capabilities to other Class 1 railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2004, revenues for this commodity group increased by $168 million, or 13%, from 2003. The increase was largely due to the inclusion of $85 million of BC Rail revenues (mainly lumber and panels), continued solid demand for lumber, freight rate improvements and a higher fuel surcharge. The translation impact of the stronger Canadian dollar partially offset these gains. Revenue per revenue ton mile increased by 2% in

Canadian GAAP	Canadian National Railway Company	85

Management’s Discussion and Analysis

2004 as the benefit of freight rate improvements and a positive change in traffic mix were partially offset by the translation impact of the stronger Canadian dollar.

Coal

	Year ended December 31,	2004	2003	% Change

Revenues (millions)		$284	$261	9%
RTMs (millions)		13,614	13,659	–
Revenue/RTM (cents)		2.09	1.91	9%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of metallurgical coal, which is largely exported to steel markets in Japan and other Asian markets. For the year ended December 31, 2004, revenues for this commodity group increased by $23 million, or 9%, from 2003. The increase was due to higher coal shipments to U.S. utilities and the inclusion of GLT and BC Rail revenues of $20 million, partly offset by metallurgical mine closures in western Canada and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% was mainly due to a decrease in the average length of haul and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

	Year ended December 31,	2004	2003	% Change

Revenues (millions)		$1,053	$938	12%
RTMs (millions)		39,965	35,556	12%
Revenue/RTM (cents)		2.63	2.64	–

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. For the year ended December 31, 2004, revenues for this commodity group increased by $115 million, or 12%, from 2003. The increase reflects higher Canadian wheat and barley exports, which was partially offset by weak shipments of U.S. soybeans due to tight supply, a shift in exports from the Gulf to the Pacific Northwest and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile remained flat as the benefit of freight rate improvements was offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Canadian GAAP	Canadian National Railway Company	86

Management’s Discussion and Analysis

Intermodal

	Year ended December 31,	2004	2003	% Change

Revenues (millions)		$1,117	$1,101	1%
RTMs (millions)		31,002	31,168	(1%)
Revenue/RTM (cents)		3.60	3.53	2%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic conditions. For the year ended December 31, 2004, revenues for this commodity group increased by $16 million, or 1%, from 2003. Revenues for 2004 benefited from heavy import volumes through the Port of Vancouver, freight rate improvements and a higher fuel surcharge. Revenues were negatively affected by the first quarter CAW strike, the closure of the Company’s smaller terminal facilities in the U.S., the discontinuance of the Roadrailer service and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 2% in 2004 driven by a positive change in traffic mix and freight rate improvements that were partly offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Automotive

	Year ended December 31,	2004	2003	% Change

Revenues (millions)		$510	$525	(3%)
RTMs (millions)		3,321	3,225	3%
Revenue/RTM (cents)		15.36	16.28	(6%)

The automotive commodity group moves both finished vehicles and parts, originating in southwestern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2004, revenues for this commodity group decreased by $15 million, or 3%, from 2003. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by the benefit of new finished vehicle traffic that began in late 2003. Revenue per revenue ton mile decreased by 6% in 2004 due to the translation impact of the stronger Canadian dollar.

Other

In 2004, other revenues increased by $106 million, when compared to 2003, mainly due to revenues from GLT’s maritime division of $90 million.

Canadian GAAP	Canadian National Railway Company	87

Management’s Discussion and Analysis

Operating expenses

Operating expenses amounted to $4,318 million in 2004 compared to $4,516 million in 2003. The decrease was mainly due to the change in the property capitalization policy of $464 million, which mainly affected labor, purchased services and material, and casualty and other, the translation impact of the stronger Canadian dollar and lower equipment rents. Partly offsetting the decrease was the inclusion of GLT and BC Rail expenses of $228 million, higher labor and fringe benefits, increased fuel costs and higher casualty and other expense. The month-long CAW strike had a minimal impact on overall operating expenses for the year ended December 31, 2004 as the benefit from lower labor and fringe benefit expenses was mostly offset by increases in other expense categories.

In millions	Year ended December 31,	2004		2003

			% of		% of
		Amount	revenue	Amount	revenue

Labor and fringe benefits		$1,838	28.0%	$1,929	32.8%
Purchased services and material		746	11.4%	879	15.0%
Depreciation and amortization		517	7.9%	472	8.0%
Fuel		528	8.1%	471	8.0%
Equipment rents		244	3.7%	299	5.1%
Casualty and other		445	6.8%	466	7.9%

Total		$4,318	65.9%	$4,516	76.8%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses decreased by $91 million, or 5%, in 2004 as compared to 2003. The decrease was mainly due to the change in the property capitalization policy of $204 million, the translation impact of the stronger Canadian dollar, the effects of a reduced workforce, lower expenses for pensions and other post-retirement benefits and wage and benefits savings during the CAW strike. Partly offsetting the decrease was the inclusion of GLT and BC Rail labor expense of $91 million, higher wages and employee benefits, including increased costs for stock-based compensation, and charges and adjustments relating to the workforce reduction provision.

Purchased services and material: Purchased services and material primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses decreased by $133 million, or 15%, in 2004 as compared to 2003. The decrease was mainly due to the change in the property capitalization policy of $176 million, the translation impact of the stronger Canadian dollar and lower net expenses for operating joint facilities. Partly offsetting the decrease was the inclusion of $77 million of GLT and BC Rail expenses, higher repair and maintenance expenses, partly related to the CAW strike, and other strike-related costs.

Depreciation and amortization: Depreciation and amortization relates to the Company’s rail operations. These expenses increased by $45 million, or 10%, in 2004 as compared to 2003. The increase was mainly due to the inclusion of GLT and BC Rail expenses of $30 million and the impact of net capital additions, partially offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $57 million, or 12%, in 2004 as compared to 2003. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, the inclusion of GLT and BC Rail expenses of $21 million and higher volumes. The increase was partly offset by the translation impact of the stronger Canadian dollar, increased productivity and a fuel excise tax refund in the second quarter.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $55 million, or 18%, in 2004 as compared to 2003. The decrease was due to higher car hire income, including that of BC Rail, the translation impact of the stronger Canadian dollar and a reduction in car hire expenses that were partly offset by higher lease expense for freight cars.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. These expenses decreased by $21 million, or 5%, in 2004 as compared to 2003. The decrease was due to the change in the property capitalization policy of $76 million and the translation impact of the stronger Canadian dollar. Partly offsetting the decrease were higher expenses for personal injuries, the inclusion of GLT and BC Rail expenses of $14 million, increased environmental expenses and favorable adjustments to U.S. property taxes in 2003.

Other

Interest expense: Interest expense decreased by $35 million, or 11%, for the year ended December 31, 2004 as compared to 2003. The decrease was due to lower interest rates on issued debt to replace matured debt, a realized gain on the settlement of interest rate swaps and the translation impact of the stronger Canadian dollar that were partly offset by interest expense on debt related to the Company’s recent acquisitions.

Other income (loss): In 2004, the Company recorded a loss of $20 million compared to income of $21 million in 2003. The change from income to loss in 2004 was due to lower gains on disposal of surplus properties and lower equity income from the Company’s investment in English Welsh and Scottish Railway (EWS) as a result of restructured operations.

Income tax expense: The Company recorded income tax expense of $631 million for the year ended December 31, 2004 compared to $338 million in 2003. The effective tax rate for the year ended December 31, 2004 was 32.7% compared to 31.5% in 2003. The increase in the effective tax rate in 2004 was mainly due to higher pre-tax income generated in the current year, which was primarily a result of the change in capitalization policy.

Canadian GAAP	Canadian National Railway Company	88

Management’s Discussion and Analysis

2003 compared to 2002

For the year ended December 31, 2003, the Company recorded consolidated net income of $734 million ($2.56 per basic share) compared to $553 million ($1.85 per basic share) for the year ended December 31, 2002. Diluted earnings per share were $2.52 for 2003 compared to $1.82 in 2002. The Company’s operating income for 2003 was $1,368 million compared to $1,098 million in 2002, and its operating ratio, defined as operating expenses as a percentage of revenues, was 76.8% in 2003 compared to 82.0% in 2002 (see discussion on adjusted performance measures herein).

2003 compared to 2002 – Adjusted performance measures

The years ended December 31, 2003 and 2002 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented herein).

     In 2003, the Company recorded a fourth quarter deferred income tax expense of $33 million resulting from the enactment of higher corporate tax rates in the province of Ontario. The year ended December 31, 2002 included fourth quarter charges of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and $120 million, or $79 million after tax, for workforce reductions.

     Excluding these items, adjusted net income was $767 million ($2.67 per basic share or $2.63 per diluted share) in 2003 compared to adjusted net income of $805 million ($2.71 per basic share or $2.65 per diluted share) for 2002, a decrease of $38 million, or 5%. Operating income for 2003 decreased by $131 million, or 9%, compared to adjusted operating income of $1,499 million for 2002. The operating ratio for 2003 was 76.8% compared to the adjusted operating ratio of 75.5% in 2002, a 1.3 -point increase.

     The decrease in adjusted net income and adjusted operating income in 2003 was due to the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar. This significant appreciation in the Canadian dollar impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses and accordingly, reduced revenues, operating income and net income by approximately $380 million, $110 million and $55 million, respectively. This decrease in adjusted net income was partly offset by net deferred income tax recoveries of $44 million in 2003 relating mainly to the resolution of matters pertaining to prior years’ income taxes.

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

In millions, except per share data, or unless otherwise indicated

Year ended December 31,		2003			2002

	Reported	Rate enactment	Adjusted	Reported	Personal injury charge	Workforce reductions	Adjusted

Revenues	$5,884	$–	$5,884	$6,110	$–	$–	$6,110
Operating expenses	4,516	–	4,516	5,012	(281)	(120)	4,611

Operating income	1,368	–	1,368	1,098	281	120	1,499

Interest expense	(317)	–	(317)	(353)	–	–	(353)
Other income	21	–	21	76	–	–	76

Income before income taxes	1,072	–	1,072	821	281	120	1,222
Income tax expense	(338)	33	(305)	(268)	(108)	(41)	(417)

Net income	$734	$33	$767	$553	$173	$79	$805

Operating ratio	76.8%		76.8%	82.0%			75.5%

Basic earnings per share	$2.56		$2.67	$1.85			$2.71
Diluted earnings per share	$2.52		$2.63	$1.82			$2.65

Canadian GAAP	Canadian National Railway Company	89

Management’s Discussion and Analysis

Revenues

Year ended December 31,	2003	2002	% Change

Total revenues (millions)	$5,884	$6,110	(4%)

Rail freight
Revenues (millions)	$5,694	$5,901	(4%)
RTMs (millions)	162,901	159,259	2%
Revenue/RTM (cents)	3.50	3.71	(6%)
Carloads (thousands)	4,177	4,153	1%
Revenue/Carload (dollars)	1,363	1,421	(4%)

Revenues for the year ended December 31, 2003 totaled $5,884 million compared to $6,110 million in 2002. The decrease of $226 million, or 4%, was mainly due to the higher Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenue, continued weakness in coal shipments and a slowdown in the automotive sector. Partially offsetting these losses were increased intermodal, metals and minerals and petroleum and chemicals volumes. For 2003, revenue ton miles, measuring the volume of freight transported by the Company, increased by 2% relative to 2002. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 6% when compared to 2002, reflecting the higher Canadian dollar.

Petroleum and chemicals

	Year ended December 31,	2003	2002	% Change

Revenues (millions)		$1,058	$1,102	(4%)
RTMs (millions)		30,901	30,006	3%
Revenue/RTM (cents)		3.42	3.67	(7%)

Revenues for the year ended December 31, 2003 decreased by $44 million, or 4%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar, partially offset by higher U.S. and offshore demand for Canadian sulfur and strong demand for liquefied petroleum gas due to cold weather conditions at the beginning of 2003. Revenue per revenue ton mile decreased by 7% from 2002 due to the translation impact of the stronger Canadian dollar.

Metals and minerals

	Year ended December 31,	2003	2002	% Change

Revenues (millions)		$527	$521	1%
RTMs (millions)		13,876	13,505	3%
Revenue/RTM (cents)		3.80	3.86	(2%)

Revenues for the year ended December 31, 2003 increased by $6 million, or 1%, from 2002. The increase was due to improved market conditions and increased market share for steel in 2003 and new ore traffic which began in the second quarter of 2002 and the last quarter of 2003. These gains were largely offset by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar which was partially offset by a positive change in traffic mix.

Forest products

	Year ended December 31,	2003	2002	% Change

Revenues (millions)		$1,284	$1,323	(3%)
RTMs (millions)		34,516	33,551	3%
Revenue/RTM (cents)		3.72	3.94	(6%)

Revenues for the year ended December 31, 2003 decreased by $39 million, or 3%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by solid demand for lumber and pulp and paper. Revenue per revenue ton mile decreased by 6% from 2002 due to the translation impact of the stronger Canadian dollar which more than offset the continued improvement in pricing and a positive change in traffic mix.

Coal

	Year ended December 31,	2003	2002	% Change

Revenues (millions)		$261	$326	(20%)
RTMs (millions)		13,659	13,886	(2%)
Revenue/RTM (cents)		1.91	2.35	(19%)

Revenues for the year ended December 31, 2003 decreased by $65 million, or 20%, from 2002. The decrease was due to reduced coal production in western Canada, the translation impact of the stronger Canadian dollar and a metallurgical mine closure. Revenue per revenue ton mile decreased by 19% from 2002 mainly due to a change in traffic mix, an increase in the average length of haul, and the translation impact of the stronger Canadian dollar.

Grain and fertilizers

	Year ended December 31,	2003	2002	% Change

Revenues (millions)		$938	$986	(5%)
RTMs (millions)		35,556	35,773	(1%)
Revenue/RTM (cents)		2.64	2.76	(4%)

Revenues for the year ended December 31, 2003 decreased by $48 million, or 5%, from 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and a decrease in Canadian export wheat shipments due to the smaller 2002/2003 Canadian crop. Partially offsetting these decreases were increased Canadian canola shipments and strong U.S. corn shipments to North American markets. Revenue per revenue ton mile decreased by 4% from 2002 as the translation impact of the stronger Canadian dollar was partially offset by a decrease in the average length of haul.

Intermodal

	Year ended December 31,	2003	2002	% Change

Revenues (millions)		$1,101	$1,052	5%
RTMs (millions)		31,168	29,257	7%
Revenue/RTM (cents)		3.53	3.60	(2%)

Revenues for the year ended December 31, 2003 increased by $49 million, or 5%, from 2002. The increase was mainly due to increased import volumes, the higher fuel surcharge in 2003 to offset the

Canadian GAAP	Canadian National Railway Company	90

Management’s Discussion and Analysis

significant increase in fuel costs and new traffic through the Port of Vancouver. Partially offsetting these gains was reduced traffic in the domestic segment due to the closure of smaller terminal facilities in the U.S. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, partially offset by the higher fuel surcharge.

Automotive

	Year ended December 31,	2003	2002	% Change

Revenues (millions)		$525	$591	(11%)
RTMs (millions)		3,225	3,281	(2%)
Revenue/RTM (cents)		16.28	18.01	(10%)

Revenues for the year ended December 31, 2003 decreased by $66 million, or 11%, from 2002. The decrease was primarily due to the translation impact of the stronger Canadian dollar, weaker North American vehicle sales and production, and a change in shipping patterns for a significant customer. Revenue per revenue ton mile decreased by 10% from 2002 mainly due to the translation impact of the stronger Canadian dollar and a significant increase in the average length of haul.

Operating expenses

Operating expenses amounted to $4,516 million in 2003 compared to $5,012 million in 2002. The decrease was mainly due to the charges recorded in the fourth quarter of 2002 for personal injury and other claims and workforce reductions, and the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses. Partly offsetting these decreases were higher casualty and other expenses and higher fuel costs.

In millions	Year ended December 31,		2003		2002

			% of		% of
		Amount	revenue	Amount	revenue

Labor and fringe benefits		$1,929	32.8%	$2,069	33.9%
Purchased services and material		879	15.0%	908	14.9%
Depreciation and amortization		472	8.0%	499	8.1%
Fuel		471	8.0%	459	7.5%
Equipment rents		299	5.1%	353	5.8%
Casualty and other		466	7.9%	724	11.8%

Total		$4,516	76.8%	$5,012	82.0%

Labor and fringe benefits: Labor and fringe benefits expenses in 2003 decreased by $140 million, or 7%, as compared to 2002. The decrease was mainly due to the workforce reduction charge of $120 million recorded in the fourth quarter of 2002, the effects of a reduced workforce and the translation impact of the stronger Canadian dollar. Higher wages and employee benefits, including increased costs for pensions resulting from a change in management’s assumption for the expected long-term rate of return on pension plan assets from 9% to 8%, partly offset the decrease.

     In 2002, the Company had recorded a workforce reduction charge of $120 million in a renewed drive to improve productivity across all its corporate and operating functions. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement to be made to affected employees.

Purchased services and material: Purchased services and material expenses in 2003 decreased by $29 million, or 3%, as compared to 2002. The decrease was mainly due to lower expenses for consulting and professional services, lower discretionary spending (courier, communication charges, occupancy costs, etc.), reflecting the Company’s continued focus on cost containment, and the translation impact of the stronger Canadian dollar. Higher repair expenses for rolling stock partly offset the decrease.

Depreciation and amortization: Depreciation and amortization expenses in 2003 decreased by $27 million, or 5%, as compared to 2002, mainly due to the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense in 2003 increased by $12 million, or 3%, as compared to 2002. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, and higher volumes. These increases were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents in 2003 decreased by $54 million, or 15%, as compared to 2002. The decrease was due to the Company’s continued focus on asset utilization, which resulted in lower lease expense for freight cars and locomotives and a reduction in net car hire expense. Also contributing to the decrease was the translation impact of the stronger Canadian dollar and a reduction in intermodal car hire rates.

Casualty and other: Casualty and other expenses in 2003 decreased by $258 million, or 36%, as compared to 2002, which included a fourth quarter charge of $281 million to increase the provision for U.S. personal injury and other claims. Excluding this charge, the increase was mainly due to higher expenses for personal injury claims and increased insurance premiums. Partly offsetting the increase were lower travel-related expenses and lower provincial capital taxes.

Canadian GAAP	Canadian National Railway Company	91

Management’s Discussion and Analysis

Other

Interest expense: Interest expense decreased by $36 million to $317 million for the year ended December 31, 2003 as compared to 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and lower interest rates on new debt to replace matured debt.

Other income: In 2003, the Company recorded other income of $21 million compared to $76 million in 2002. The decrease was mainly due to lower right of way fees due to the termination of a contract in late 2002, lower income from the Company’s equity investments, and realized foreign exchange losses in 2003.

Income tax expense: The Company recorded income tax expense of $338 million for the year ended December 31, 2003 compared to $268 million in 2002. The effective tax rate for the year ended December 31, 2003 was 31.5% compared to 32.6% in 2002. The decrease was mainly due to net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes of $44 million and lower corporate income tax rates in Canada. Partly offsetting the decrease was a $33 million deferred income tax expense recorded in the fourth quarter of 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario.

Summary of quarterly financial data – unaudited

In millions, except per share data

		2004				2003

	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$1,736	$1,709	$1,665	$1,438	$1,512	$1,413	$1,463	$1,496
Operating income	$620	$609	$592	$409	$363	$329	$335	$341

Net income	$373	$367	$338	$219	$169	$208	$177	$180
Basic earnings per share	$1.31	$1.28	$1.19	$0.77	$0.60	$0.73	$0.62	$0.61
Diluted earnings per share	$1.28	$1.26	$1.17	$0.76	$0.59	$0.72	$0.61	$0.61

Dividend declared per share	$0.195	$0.195	$0.195	$0.195	$0.167	$0.167	$0.167	$0.167

The volume of goods and commodities transported by the Company during the year is influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

     The Company’s quarterly results include items that affect the quarter-over-quarter comparability of the results of operations. The Company’s results of operations for 2004 included GLT as of May 10, 2004 and BC Rail as of July 14, 2004. First-quarter 2004 results were affected by the month-long CAW strike, which negatively impacted operating income and net income by $35 million and $24 million, respectively. Fourth-quarter 2003 included a deferred income tax expense of $33 million resulting from the enactment of higher corporate tax rates in the province of Ontario. Also affecting comparability was the significant appreciation in the Canadian dollar relative to the U.S. dollar which has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses and resulted in a reduction in net income of approximately $45 million for 2004, particularly in the first quarter.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $2,139 million for the year ended December 31, 2004 compared to $1,500 million for 2003. Net cash receipts from customers and others were $6,501 million for the year ended December 31, 2004 compared to $6,022 million in 2003. In 2004, payments for employee services, suppliers and other expenses were $3,628 million, a decrease of $108 million when compared to 2003. Also consuming cash in 2004 were payments for interest, workforce reductions and personal injury and other claims of $282 million, $93 million and $106 million, respectively, compared to $327 million, $155 million and $126 million, respectively, in 2003. In 2004, pension contributions and payments for income taxes were $161 million and $92 million, respectively, compared to $92 million and $86 million, respectively, in 2003. The Company

Canadian GAAP	Canadian National Railway Company	92

Management’s Discussion and Analysis

increased the level of accounts receivable sold under its accounts receivable securitization program by $12 million in 2004 and $132 million in 2003. Payments in 2005 for workforce reductions are expected to be $90 million while pension contributions are expected to be approximately $120 million.

     As at December 31, 2004, the Company had outstanding information technology service contracts of $18 million.

Investing activities: Cash used by investing activities in 2004 amounted to $2,411 million compared to $599 million in 2003. The Company’s investing activities in 2004 included $984 million related to the acquisition of BC Rail and $547 million related to the acquisition of GLT, net proceeds of $141 million from the EWS capital reorganization and $52 million from the sale of its Canac Inc. and Beltpack subsidiaries. Net capital expenditures for the year ended December 31, 2004 amounted to $1,072 million, an increase of $489 million over 2003, mainly resulting from the change in property capitalization. The following table details capital expenditures for 2004 and 2003.

In millions	Year ended December 31,	2004	2003

Rail infrastructure		$769	$373
Rolling stock		253	97
Information technology and other		210	160

		1,232	630
Less: capital leases		160	47

Net capital expenditures		$1,072	$583

     The Company expects that its capital expenditures will increase in 2005 due to the acquisition of rolling stock and increased expenditures required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

     As at December 31, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $194 million ($211 million at December 31, 2003).

Dividends: During 2004, the Company paid dividends totaling $222 million to its shareholders at the quarterly rate of $0.195 per share compared to $191 million at the rate of $0.167 per share, in 2003.

Free cash flow

The Company generated $1,025 million of free cash flow for the year ended December 31, 2004, compared to $578 million in 2003. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

In millions	Year ended December 31,	2004	2003

Cash provided from operating activities		$2,139	$1,500
Less:
Investing activities		(2,411)	(599)
Dividends paid		(222)	(191)

Cash provided (used) before financing activities		(494)	710

Adjustments:
Change in accounts receivable sold		(12)	(132)
Acquisition of BC Rail & GLT		1,531	–

Free cash flow		$1,025	$578

Financing activities: Cash provided from financing activities totaled $511 million for the year ended December 31, 2004 compared to cash used by financing activities of $605 million in 2003. In July 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. In March 2004, the Company had repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes with cash on hand and the proceeds received from the issuance of commercial paper. In May 2003, the Company had repaid U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In 2004 and 2003, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facility.

     In 2004, the Company used $273 million to repurchase 4.0 million common shares under its current share repurchase program whereas in 2003, the Company used $656 million to repurchase the remaining 15.0 million common shares under its previous share repurchase program initiated in 2002.

     During 2004, the Company recorded $160 million in capital lease obligations ($47 million in 2003) related to new equipment and the exercise of purchase options on existing equipment.

Canadian GAAP	Canadian National Railway Company	93

Management’s Discussion and Analysis

The Company has access to various financing arrangements:

Revolving credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005, which it intends to renew before such date. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels, with which the Company has been in compliance. The Company’s borrowings of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003 at an average interest rate of 1.49% were entirely repaid in the first quarter of 2004. As at December 31, 2004, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$108 million) at an average interest rate of 2.77% and letters of credit drawn of $342 million.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. As the revolving credit facility will mature within the next twelve months and the refinancing has not been renegotiated, the outstanding balance of U.S.$211 million (Cdn$254 million) of commercial paper at an average interest rate of 2.37% has been included in the current portion of long-term debt at December 31, 2004. The Company had no commercial paper outstanding at December 31, 2003.

Shelf registration statement

On July 9, 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. The debt offering was made under the Company’s shelf prospectus and registration statement filed in October 2003. Accordingly, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$200 million. The Company used the net proceeds of U.S.$790 million to finance a portion of the acquisition costs of BC Rail and GLT.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2004:

In millions	Total	2005	2006	2007	2008	2009	2010 and thereafter

Long-term debt obligations (a)	$4,403	$497	$308	$60	$207	$363	$2,968
Capital lease obligations (b)	1,103	113	106	130	52	93	609
Operating lease obligations	992	206	194	146	116	90	240
Purchase obligations (c)	212	191	10	5	3	3	–

Total obligations	$6,710	$1,007	$618	$341	$378	$549	$3,817

(a)	Presented net of unamortized discounts, of which $838 million relates to non-interest bearing notes due in 2094 assumed as part of the BC Rail acquisition and excludes capital lease obligations of $761 million which are included in “Capital lease obligations.”

(b)	Includes $342 million of imputed interest on capital leases at rates ranging from approximately 2.23% to 13.13%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2005 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Canadian GAAP	Canadian National Railway Company	94

Management’s Discussion and Analysis

Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

     On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

     On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting as required by Section 1581, “Business Combinations,” and Section 3062, “Goodwill and Other Intangible Assets,” of the CICA. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $991 million includes purchase price adjustments and transaction costs. The preliminary purchase price allocation, based on the fair value of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition, as presented in Note 3 – Acquisitions, of the Company’s Annual Consolidated Financial Statements, is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of GLT for a purchase price of U.S.$380 million.

     As of April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

     On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs. The preliminary purchase price allocation, based on the fair value of GLT’s assets acquired and liabilities assumed at acquisition, as presented in Note 3 – Acquisitions, of the Company’s Annual Consolidated Financial Statements, is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

These acquisitions involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either BC Rail or GLT without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Investment in English Welsh and Scottish Railway (EWS) –Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

     The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and a note receivable of £23.9 million (Cdn$58 million) from EWS.

Off balance sheet arrangements

Accounts receivable securitization program

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

Canadian GAAP	Canadian National Railway Company	95

Management’s Discussion and Analysis

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company monitors these reporting and credit rating requirements for any trends, events or conditions that could cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At December 31, 2004, pursuant to the agreement, $445 million had been sold compared to $448 million at December 31, 2003.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     Effective January 1, 2003, the Company is required to disclose its obligations undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments and the nature of any recourse provisions are disclosed in Note 19 – Major commitments and contingencies of the Company’s Annual Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counter-party non-performance are not anticipated.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, in the fourth quarter of 2004, the Company did not enter into any swap positions on crude and heating oil. At December 31, 2004, the Company had hedged approximately 50% of the estimated 2005 fuel consumption, representing approximately 203 million U.S. gallons at an average price of U.S.$0.74 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

     Realized gains from the Company’s fuel hedging activities were $112 million, $49 million and $3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     As a result of fuel hedging activities, the Company had an unrealized gain of $92 million at December 31, 2004 compared to $38 million at December 31, 2003.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106% . The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004 and recorded the gain immediately into income, as a reduction of interest expense.

Common stock

Share repurchase program

On October 26, 2004, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2004, 4.0 million common shares have been repurchased for $273 million, at an average price of $68.31 per share.

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

Outstanding share data

As at January 25, 2005, the Company had 283.1 million common shares outstanding.

Canadian GAAP	Canadian National Railway Company	96

Management’s Discussion and Analysis

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

     Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures herein.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not changed any of these assumptions. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company’s personal injury expense in recent years. In view of the Company’s growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2 to the Annual Consolidated Financial Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon as the Company expects that a large majority of these cases will be received over such period.

     For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $23 million and the annual expense by approximately $8 million.

     In 2004, the Company’s expenses for personal injury and other claims, net of recoveries, were $149 million ($127 million in 2003 and $393 million in 2002) and payments for such items were $106 million ($126 million in 2003 and $156 million in 2002). As at December 31, 2004, the Company had aggregate reserves for personal injury and other claims of $642 million ($590 million at December 31, 2003).

Environmental claims

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Canadian GAAP	Canadian National Railway Company	97

Management’s Discussion and Analysis

Known existing environmental concerns

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 17 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

     At December 31, 2004, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns

The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the period they become known.

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2004, the Company’s expenses relating to environmental matters, net of recoveries, were $10 million ($6 million in both 2003 and 2002) and payments for such items were $8 million ($12 million in 2003 and $16 million in 2002). As at December 31, 2004, the Company had aggregate accruals for environmental costs of $113 million ($83 million as at December 31, 2003). The Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

     Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the STB. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

Canadian GAAP	Canadian National Railway Company	98

Management’s Discussion and Analysis

     A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $12 million.

     Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2004, the Company conducted a comprehensive study for its Canadian properties and U.S. rolling stock and equipment. The study did not have a significant effect on depreciation expense.

     In 2004, the Company recorded total depreciation and amortization expense of $521 million ($478 million in 2003 and $506 million in 2002). At December 31, 2004, the Company had Properties of $16,688 million, net of accumulated depreciation of $6,448 million ($15,158 million in 2003, net of accumulated depreciation of $6,265 million).

Pensions and other post-retirement benefits

The Company accounts for pensions and other post-retirement benefits as required by CICA Handbook Section 3461, “Employee Future Benefits.” Under this accounting standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of this standard. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The Company has various pension plans, however, the following description pertaining to pensions relates generally to the Company’s main pension plan, the CN Pension Plan.

     The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30. For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability. Changes in these assumptions result in actuarial gains or losses which in accordance with CICA Handbook Section 3461, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company’s results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

     The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 12 years, which is expected to match the timing and amount of expected benefit payments. High quality debt instruments are corporate bonds with a rating of AA or better. A discount rate of 5.75%, based on bond yields prevailing at December 31, 2004, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point decrease in the discount rate would cause annual net periodic benefit cost to increase by approximately $33 million whereas a one-percentage-point increase would not have a material change in net periodic benefit cost as the Company amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets.

     To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries. During the last ten years ended December 31, 2004, the CN Pension Plan earned an annual average rate of return of 9.8% . The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return	2004	2003	2002		2001		2000

Actual	11.7%	9.6%	(0.3%	)	(1.4%	)	10.5%
Market-related value	6.3%	7.0%	7.4%		10.2%		13.7%

Canadian GAAP	Canadian National Railway Company	99

Management’s Discussion and Analysis

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. In 2003, the Company had reduced the expected long-term rate of return on plan assets from 9% to 8% to reflect management’s view of long-term investment returns. The effect of this change in management’s assumption was to increase net periodic benefit cost in 2003 by approximately $50 million.

     Based on the fair value of the assets held as at December 31, 2004, the plan assets are comprised of 56% in Canadian and foreign equities, 34% in debt securities, 3% in real estate assets and 7% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

     The rate of compensation increase, 3.75% to determine both the benefit obligation and the net periodic benefit cost, is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 15% in the current year, and it is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other post-retirement benefits.

     For pension funding purposes, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2003 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $120 million in each of 2005, 2006 and 2007 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans. The Canadian Institute of Actuaries (CIA) has adopted a new standard that will be used to calculate the values that pension plan members are entitled to receive on termination of employment. The new standard will impact the calculation of the pension plan liabilities under a solvency or wind-up scenario when the Company conducts an actuarial valuation for purposes of determining the funding position of the Company’s Canadian pension plans. The standard is effective in February 2005 and may significantly impact future funding requirements.

     For pensions, the Company recorded consolidated net periodic benefit cost of $22 million and $49 million in 2004 and 2003, respectively, and no net periodic benefit cost in 2002. Consolidated net periodic benefit cost for other post-retirement benefits was $29 million, $33 million and $25 million in 2004, 2003 and 2002, respectively. At December 31, 2004, the Company’s accrued benefit cost for post-retirement benefits other than pensions was $309 million ($164 million at December 31, 2003). In addition, at December 31, 2004, the Company’s consolidated pension benefit obligation and accumulated post-retirement benefit obligation (APBO) were $13,137 million and $319 million, respectively ($12,020 million and $309 million at December 31, 2003).

     The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to guidance by the Financial Accounting Standards Board (FASB) in the United States, adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the APBO as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

     In 2004, with the acquisitions of GLT and BC Rail, the Company assumed two additional defined benefit plans. The following table provides the Company’s plan assets by category, benefit obligation at end of year and Company and employee contributions by major pension plan:

In millions	December 31, 2004	CN Pension Plan	BC Rail Pension Plan	U.S. and Other Plans	Total

Plan assets by category
Equity securities		$6,812	$312	$105	$7,229
Debt securities		3,888	212	54	4,154
Real estate		348	16	1	365
Other		1,208	73	24	1,305

Total		$12,256	$613	$184	$13,053

Benefit obligation at end of year		$12,172	$626	$339	$13,137

Company contributions in 2004		$74	$20	$71	$165

Employee contributions in 2004		$55	$–	$–	$55

Canadian GAAP	Canadian National Railway Company	100

Management’s Discussion and Analysis

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2004, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

     The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and prepaid benefit cost for pensions. The reversal of temporary differences is expected at future-substantively-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $19 million in 2004. In the fourth quarter of 2003, the Company had recorded an increase of $33 million to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario.

     For the year ended December 31, 2004, the Company recorded total income tax expense of $631 million ($338 million in 2003 and $268 million in 2002) of which $401 million was for deferred income taxes ($232 million in 2003 and $156 million in 2002). The Company’s net deferred income tax liability at December 31, 2004 was $3,198 million ($3,240 million at December 31, 2003).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

     In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

     The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service, such as its acquisitions of BC Rail and the GLT carriers. There can be no assurance

Canadian GAAP	Canadian National Railway Company	101

Management’s Discussion and Analysis

that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of January 2005, the Company has successfully negotiated four collective agreements with the CAW, retroactive to January 1, 2004, covering the Company’s shopcraft forces, clerical workers, intermodal yard employees and owner operators. Agreements were also reached with the Company’s Rail Traffic Controllers, Toronto Terminal employees and the Canadian Railway Police Association as well as a United Transportation Union (UTU) group that represents employees in the Company’s northern Quebec territory (CFIL). In addition, the Company has reached a tentative labor agreement with the United Steelworkers of America, representing approximately 2,250 track, bridges and structures employees, whose agreement also expired on December 31, 2003. The UTU, representing 2,520 brakemen and conductors, the Teamsters Canada Rail Conference (TCRC), which represents 1,750 locomotive engineers, and the 630-member International Brotherhood of Electrical Workers (IBEW), representing close to 40% of the unionized workforce in Canada, filed for conciliation in the fourth quarter and the negotiations have since been conducted with government assistance. On December 29, 2004, the Minister of Labour also referred to the Canadian Industrial Relations Board (CIRB) a question respecting the maintenance of essential services should there be a strike or lockout involving these groups. Until the Board renders its decision, the right to strike or lockout is suspended. In addition to the Board’s decision, at least 72 hours’ strike or lockout notice would be required prior to any legal strike or lockout.

     In the third quarter of 2004, the Company acquired BC Rail. At December 2004, the Company had reached implementing agreements for BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements.

Canadian GAAP	Canadian National Railway Company	102

Management’s Discussion and Analysis

     In the first quarter of 2004, the Company’s shopcraft forces, clerical workers and intermodal yard employees, represented by the CAW had rejected three tentative agreements signed by the CAW and the Company on January 23, 2004. The strike that ensued lasted one month and disrupted the Company’s operations and affected operating income by approximately $35 million in the first quarter of 2004. There can be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any other strikes or lockouts, or that such strikes or lockouts or the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and Wisconsin Central Transportation Corporation (WC), have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     As of January 2005, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, CCP and GLT, and 93% of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2005.

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the STB (the successor to the Interstate Commerce Commission) and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the policy document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

     The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S. and/or Canadian governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

Canadian GAAP	Canadian National Railway Company	103

Management’s Discussion and Analysis

     In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

     The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company’s acquisition of these vessels should not be affected. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

     Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

     Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

     In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. Recent severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the fourth quarter ending December 31, 2004, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s 2003 Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
January 25, 2005

Canadian GAAP	Canadian National Railway Company	104

Management Report

The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with these financial statements.

     Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

     The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk Committee, consisting solely of outside directors. The Audit, Finance and Risk Committee reviews the Company’s consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit, Finance and Risk Committee meets regularly with the Chief, Internal Audit, and with the shareholders’ auditors.

     These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 25, 2005

Serge Pharand
Vice-President and Corporate Comptroller

January 25, 2005

Auditors' Report

To the shareholders of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

     On January 25, 2005, we reported separately to the Board of Directors of the Company on consolidated financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Montreal, Canada
January 25, 2005

Canadian GAAP	Canadian National Railway Company	105

Consolidated Statement of Income

In millions, except per share data	Year ended December 31,	2004	2003	2002

Revenues
Petroleum and chemicals		$1,123	$1,058	$1,102
Metals and minerals		713	527	521
Forest products		1,452	1,284	1,323
Coal		284	261	326
Grain and fertilizers		1,053	938	986
Intermodal		1,117	1,101	1,052
Automotive		510	525	591
Other items		296	190	209

Total revenues		6,548	5,884	6,110

Operating expenses
Labor and fringe benefits		1,838	1,929	2,069
Purchased services and material		746	879	908
Depreciation and amortization		517	472	499
Fuel		528	471	459
Equipment rents		244	299	353
Casualty and other (Note 2)		445	466	724

Total operating expenses		4,318	4,516	5,012

Operating income		2,230	1,368	1,098
Interest expense (Note 14)		(282)	(317)	(353)
Other income (loss) (Note 15)		(20)	21	76

Income before income taxes		1,928	1,072	821
Income tax expense (Note 16)		(631)	(338)	(268)

Net income		$1,297	$734	$553

Basic earnings per share (Note 18)		$4.55	$2.56	$1.85
Diluted earnings per share (Note 18)		$4.48	$2.52	$1.82

See accompanying notes to consolidated financial statements.

Canadian GAAP	Canadian National Railway Company	106

Consolidated Balance Sheet

In millions	December 31,	2004	2003

Assets

Current assets:
Cash and cash equivalents		$147	$130
Accounts receivable (Note 4)		793	529
Material and supplies		127	120
Deferred income taxes (Note 16)		393	125
Other		194	188

		1,654	1,092
Properties (Note 5)		16,688	15,158
Intangible and other assets (Note 6)		929	900

Total assets		$19,271	$17,150

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued charges (Note 8)		$1,605	$1,421
Current portion of long-term debt (Note 10)		578	483
Other		76	73

		2,259	1,977
Deferred income taxes (Note 16)		3,591	3,365
Other liabilities and deferred credits (Note 9)		1,488	1,153
Long-term debt (Note 10)		4,586	4,175

Shareholders’ equity:
Common shares (Note 11)		3,587	3,530
Contributed surplus		164	166
Currency translation		(80)	(38)
Retained earnings		3,676	2,822

		7,347	6,480

Total liabilities and shareholders’ equity		$19,271	$17,150

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

Canadian GAAP	Canadian National Railway Company	107

Consolidated Statement of Changes in Shareholders’ Equity

In millions	Issued and outstanding common shares	Issued and outstanding convertible preferred securities	Common shares	Convertible preferred securities	Contributed surplus	Currency translation	Retained earnings	Total shareholders’ equity

Balances December 31, 2001	289.1	6.9	$3,209	$327	$178	$133	$2,514	$6,361
Net income	–	–	–	–	–	–	553	553
Stock options exercised (Notes 11, 12)	2.7	–	93	–	–	–	–	93
Conversion of convertible
preferred securities (Note 11)	9.0	(6.9)	327	(327)	–	–	–	–
Share repurchase program (Note 11)	(4.5)	–	(53)	–	(3)	–	(147)	(203)
Currency translation	–	–	–	–	–	(1)	–	(1)
Dividends ($0.57 per share)	–	–	–	–	–	–	(170)	(170)
Dividends on convertible
preferred securities	–	–	–	–	–	–	(6)	(6)

Balances December 31, 2002	296.3	–	3,576	–	175	132	2,744	6,627
Net income	–	–	–	–	–	–	734	734
Stock options exercised
and other (Notes 11, 12)	2.9	–	136	–	–	–	–	136
Share repurchase program (Note 11)	(15.0)	–	(182)	–	(9)	–	(465)	(656)
Currency translation	–	–	–	–	–	(170)	–	(170)
Dividends ($0.67 per share)	–	–	–	–	–	–	(191)	(191)

Balances December 31, 2003	284.2	–	3,530	–	166	(38)	2,822	6,480
Net income	–	–	–	–	–	–	1,297	1,297
Stock options exercised
and other (Notes 11, 12)	2.9	–	107	–	–	–	–	107
Share repurchase program (Note 11)	(4.0)	–	(50)	–	(2)	–	(221)	(273)
Currency translation	–	–	–	–	–	(42)	–	(42)
Dividends ($0.78 per share)	–	–	–	–	–	–	(222)	(222)

Balances December 31, 2004	283.1	–	$3,587	$–	$164	$(80)	$3,676	$7,347

See accompanying notes to consolidated financial statements.

Canadian GAAP	Canadian National Railway Company	108

Consolidated Statement of Cash Flows

In millions Year ended December 31,	2004	2003	2002

Operating activities
Net income	$1,297	$734	$553
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	521	478	506
Deferred income taxes (Note 16)	401	232	156
Equity in earnings of English Welsh and Scottish Railway (Note 15)	4	(17)	(33)
Charge to increase U.S. personal injury and other claims liability (Note 2)	–	–	281
Workforce reduction charge (Note 9)	–	–	120
Other changes in:
Accounts receivable	(233)	153	(80)
Material and supplies	10	(3)	–
Accounts payable and accrued charges	5	(96)	(154)
Other net current assets and liabilities	21	(27)	(18)
Other	113	46	(158)

Cash provided from operating activities	2,139	1,500	1,173

Investing activities
Net additions to properties	(1,072)	(583)	(571)
Acquisition of BC Rail (Note 3)	(984)	–	–
Acquisition of GLT (Note 3)	(547)	–	–
Other, net	192	(16)	95

Cash used by investing activities	(2,411)	(599)	(476)

Dividends paid	(222)	(191)	(179)

Financing activities
Issuance of long-term debt	8,277	4,109	3,146
Reduction of long-term debt	(7,579)	(4,141)	(3,558)
Issuance of common shares (Note 11)	86	83	69
Repurchase of common shares (Note 11)	(273)	(656)	(203)

Cash provided from (used by) financing activities	511	(605)	(546)

Net increase (decrease) in cash and cash equivalents	17	105	(28)
Cash and cash equivalents, beginning of year	130	25	53

Cash and cash equivalents, end of year	$147	$130	$25

Supplemental cash flow information
Net cash receipts from customers and other	$6,501	$6,022	$6,285
Net cash payments for:
Employee services, suppliers and other expenses	(3,628)	(3,736)	(4,231)
Interest (Note 14)	(282)	(327)	(390)
Workforce reductions (Note 9)	(93)	(155)	(177)
Personal injury and other claims (Note 19)	(106)	(126)	(156)
Pensions (Note 13)	(161)	(92)	(93)
Income taxes (Note 16)	(92)	(86)	(65)

Cash provided from operating activities	$2,139	$1,500	$1,173

See accompanying notes to consolidated financial statements.

Canadian GAAP	Canadian National Railway Company	109

Notes to Consolidated Financial Statements

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/ Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under United States generally accepted accounting principles (U.S. GAAP) are quantified and explained in Note 21 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail for which the Company acquired control and consolidated effective May 10, 2004 and July 14, 2004, respectively. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Currency translation, which forms part of Shareholders’ equity.

     The Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in Currency translation.

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

     Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from abandonment are recognized in income when the asset ceases to be used. Gains are recognized in income when they are realized.

Canadian GAAP	Canadian National Railway Company	110

Notes to Consolidated Financial Statements

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	6%
Other	4%

     The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through recent acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

(ii)	the interest cost of pension obligations,

(iii)	the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)	the expected long-term return on pension fund assets, and

(vi)	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

     The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, and free rail travel benefits.

     The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

     In the U.S., the Company accrues the expected cost for personal injury claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Gains or losses on such instruments entered into for the purpose of hedging financial risk exposures are deferred and amortized in the results of operations over the life of the hedged asset or liability or over the term of the derivative financial instrument. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards and retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on

Canadian GAAP	Canadian National Railway Company	111

Notes to Consolidated Financial Statements

1 Summary of significant accounting policies (continued)

or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy, as explained in Note 2 – Accounting changes. For awards of conventional and performance-based employee stock options granted before January 1, 2002, the Company did not record compensation cost, and any consideration paid by employees on the exercise of stock options was recorded as share capital.

2 Accounting changes

2004

Property capitalization

Effective January 1, 2004, the Company changed its capitalization policy under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061, “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003. This section provides new accounting guidance as to what constitutes GAAP in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP.

     The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061, “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

     For the year ended December 31, 2004, net income increased by $312 million ($464 million before tax), as a result of the change in the capitalization policy.

2003

Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value based approach recommended by CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. For the year ended December 31, 2002, the restatement had the effect of decreasing net income by $18 million ($0.06 per basic and diluted share), through increased labor and fringe benefits expense. The restatement also had the effect of increasing the book value of common shares and decreasing retained earnings by $18 million at December 31, 2002.

     In 2002, prior to the adoption of the fair value based approach, the Company had applied the intrinsic value method of accounting to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002 and as a result, no compensation cost had been recognized for the year ended December 31, 2002 as no performance-based employee stock options were granted. For awards of conventional and performance-based employee stock options granted before January 1, 2002, the Company did not record compensation cost, and any consideration paid by employees on the exercise of stock options was recorded as share capital.

     The Company granted 3.0 million and 4.8 million stock options during 2003 and 2002, respectively, which will be expensed over their vesting period based on their estimated fair values on the date of grant, determined using the Black-Scholes option-pricing model. For the years ended December 31, 2003 and 2002, the Company recognized compensation cost of $50 million and $18 million, respectively.

2002

U.S. personal injury and other claims

In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, for the year ended December 31, 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims was accrued to the extent they were reasonably estimable.

     Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     In 2002, the Company’s U.S. personal injury and other claims expense, including the above-mentioned charge, was $362 million. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

Canadian GAAP	Canadian National Railway Company	112

Notes to Consolidated Financial Statements

3 Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

     On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

     On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting as required by Section 1581, “Business Combinations,” and Section 3062, “Goodwill and Other Intangible Assets,” of the CICA Handbook. As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $991 million includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition, which is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

In millions	July 14, 2004

Current assets	$202
Deferred income taxes	397
Properties	620
Other assets	3

Total assets acquired	1,222

Current liabilities	76
Other liabilities and deferred credits	142
Long-term debt	13

Total liabilities assumed	231

Net assets acquired	$991

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of GLT for a purchase price of U.S.$380 million.

     As of April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

     On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting. As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of GLT’s assets acquired and liabilities assumed at acquisition, which is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

In millions	May 10, 2004

Current assets	$67
Properties	977
Intangible and other assets	87

Total assets acquired	1,131

Current liabilities	64
Deferred income taxes	290
Other liabilities and deferred credits	230

Total liabilities assumed	584

Net assets acquired	$547

4 Accounts receivable

In millions	December 31,	2004	2003

Freight
Trade		$414	$252
Accrued		93	55
Non-freight		356	277

		863	584
Provision for doubtful accounts		(70)	(55)

		$793	$529

     The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. Other income (loss) included $9 million in each of 2004, 2003 and 2002, for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

     At December 31, 2004, pursuant to the agreement, $445 million had been sold compared to $448 million at December 31, 2003.

Canadian GAAP	Canadian National Railway Company	113

Notes to Consolidated Financial Statements

5 Properties

In millions	December 31, 2004			December 31, 2003

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Track, roadway and land	$16,105	$3,697	$12,408	$15,094	$3,544	$11,550
Rolling stock	4,059	1,466	2,593	3,658	1,399	2,259
Buildings	1,915	771	1,144	1,773	817	956
Other	1,057	514	543	898	505	393

	$23,136	$6,448	$16,688	$21,423	$6,265	$15,158

Capital leases included in properties
Track and roadway	$395	$7	$388	$41	$4	$37
Rolling stock	1,155	265	890	1,213	275	938
Buildings	110	6	104	21	4	17
Other	119	7	112	105	7	98

	$1,779	$285	$1,494	$1,380	$290	$1,090

6 Intangible and other assets

In millions	December 31,	2004	2003

Prepaid benefit cost (Note 13)		$515	$411
Investments (A)		166	367
Deferred receivables		77	69
Intangible assets (B)		69	–
Note receivable from EWS		57	–
Unamortized debt issue costs		35	35
Other		10	18

		$929	$900

A. Investments

As at December 31, 2004, the Company had $157 million ($356 million at December 31, 2003) of investments accounted for under the equity method and $9 million ($11 million at December 31, 2003) of investments accounted for under the cost method.

Investment in English Welsh and Scottish Railway (EWS)

As at December 31, 2004, the Company owned approximately 32% of EWS, a company which provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel, and accounted for this investment using the equity method. At December 31, 2004, the excess of the Company’s share of the book value of EWS’ net assets over the carrying value of the investment was not significant.

     On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive a combination of cash and notes receivable. The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and a note receivable of £23.9 million (Cdn$58 million) from EWS. The note receivable is due in 2009, carries interest at 8% and is redeemable in whole or in part at any time by EWS, at the principal amount together with accrued but unpaid interest up to the date of repayment.

B. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through the GLT acquisition.

7 Credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005, which it intends to renew before such date. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels. The Company has been in compliance with these financial covenants. The Company’s borrowings of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003 at an average interest rate of 1.49% were entirely repaid in the first quarter of 2004. At December 31, 2004, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$108 million) at an average interest rate of 2.77% and letters of credit drawn of $342 million.

     The Company’s commercial paper program is backed by its revolving credit facility. As at December 31, 2004, the Company had U.S.$211 million (Cdn$254 million) of commercial paper outstanding at an average interest rate of 2.37%, compared to no commercial paper outstanding as at December 31, 2003.

Canadian GAAP	Canadian National Railway Company	114

Notes to Consolidated Financial Statements

8   Accounts payable and accrued charges

In millions	December 31,	2004	2003

Trade payables		$491	$444
Income and other taxes		310	270
Payroll-related accruals		259	205
Accrued charges		179	131
Personal injury and other claims provision		118	123
Accrued interest		106	94
Workforce reduction provisions		90	89
Other		52	65

		$1,605	$1,421

9   Other liabilities and deferred credits

In millions	December 31,	2004	2003

Personal injury and other claims provision,
net of current portion		$524	$467
Workforce reduction provisions, net of current portion (A)		149	136
Accrual for post-retirement benefits other than pensions (B)		284	139
Accrued benefit cost for pensions (Note 13)		156	126
Environmental reserve, net of current portion		93	62
Deferred credits and other		282	223

		$1,488	$1,153

A. Workforce reduction provisions

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next five years. In 2004, liabilities assumed through recent acquisitions and other charges and adjustments increased the provisions by $107 million. Payments have reduced the provisions by $93 million for the year ended December 31, 2004 ($155 million for the year ended December 31, 2003). As at December 31, 2004, the aggregate provisions, including the current portion, amounted to $239 million ($225 million as at December 31, 2003).

     In 2002, the Company had announced 1,146 job reductions in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. Reductions relating to this charge were completed in 2003.

B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions	Year ended December 31,	2004	2003

Benefit obligation at beginning of year		$309	$311
Acquisition of GLT and BC Rail		151	–
Amendments		(12)	8
Actuarial (gain) loss		(111)	29
Interest cost		17	18
Service cost		8	5
Foreign currency changes		(25)	(44)
Benefits paid		(18)	(18)

Benefit obligation at end of year		$319	$309

The Company uses a measurement date of September 30 for its U.S. plans and December 31 for its Canadian plans.

(ii) Funded status

In millions	December 31,	2004	2003

Unfunded benefit obligation at end of year		$319	$309
Unrecognized net actuarial gain (loss)		6	(112)
Unrecognized prior service cost		(16)	(33)

Accrued benefit cost for post-retirement benefits
other than pensions (including current portion)		$309	$164

(iii) Components of net periodic benefit cost

In millions	Year ended December 31,	2004	2003	2002

Current service cost – employer portion		$8	$5	$4
Interest cost		17	18	15
Plan amendments		(12)	8	18
Actuarial loss (gain) on accrued benefit obligation		(111)	29	95

Cost arising in the period		(98)	60	132

Difference between cost arising in the period and cost recognized in the period in respect of:
Actuarial loss (gain)		112	(22)	(92)
Plan amendments		15	(5)	(15)

Net periodic benefit cost		$29	$33	$25

(iv) Weighted-average assumptions

	December 31,	2004	2003	2002

To determine benefit obligation
Discount rate		5.90%	6.00%	6.69%
Rate of compensation increase		3.75%	3.75%	4.00%
To determine net periodic benefit cost
Discount rate		6.00%	6.69%	7.14%
Rate of compensation increase		3.75%	4.00%	4.00%

(v) For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 14% for 2005 and 15% for 2004. It is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter.

     A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions
One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$2	$(2)
Effect on benefit obligation	28	(24)

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to guidance by the Financial Accounting Standards Board (FASB) in the United States, adopted on July 1, 2004, the Company evaluated and determined the

Canadian GAAP	Canadian National Railway Company	115

Notes to Consolidated Financial Statements

9   Other liabilities and deferred credits (continued)

prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the accumulated post-retirement benefit obligation (APBO) as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

(vi) The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2005	$20
2006	21
2007	22
2008	22
2009	23
Years 2010 to 2014	130

10   Long-term debt
		Currency in which payable	December 31,
In millions	Maturity		2004	2003

Debentures and notes: (A)
Canadian National series:
7.00% 10-year notes	Mar. 15, 2004	U.S.$	$-	$344
6.45% Puttable Reset Securities (PURS) (B)	July 15, 2006	U.S.$	301	324
4.25% 5-year notes (C)	Aug. 1, 2009	U.S.$	361	–
6.38% 10-year notes (C)	Oct. 15, 2011	U.S.$	482	518
4.40% 10-year notes (C)	Mar. 15, 2013	U.S.$	482	518
6.80% 20-year notes (C)	July 15, 2018	U.S.$	241	259
7.63% 30-year debentures	May 15, 2023	U.S.$	181	194
6.90% 30-year notes (C)	July 15, 2028	U.S.$	572	615
7.38% 30-year debentures (C)	Oct. 15, 2031	U.S.$	241	259
6.25% 30-year notes (C)	Aug. 1, 2034	U.S.$	602	–

Illinois Central series:
7.75% 10-year notes	May 1, 2005	U.S.$	120	129
6.98% 12-year notes	July 12, 2007	U.S.$	60	65
6.63% 10-year notes	June 9, 2008	U.S.$	24	26
5.00% 99-year income debentures	Dec. 1, 2056	U.S.$	9	10
7.70% 100-year debentures	Sept. 15, 2096	U.S.$	151	162

Wisconsin Central series:
6.63% 10-year notes	April 15, 2008	U.S.$	181	194

			4,008	3,617

BC Rail series:
Non-interest bearing 90-year subordinated notes (D)	July 14, 2094	CDN$	843	–

Total debentures and notes			4,851	3,617

Other:
Revolving credit facility (A) (Note 7)		U.S.$	108	233
Commercial paper (E) (Note 7)		U.S.$	254	–
Capital lease obligations and other (F)		Various	805	822

Total other			1,167	1,055

			6,018	4,672

Less:
Current portion of long-term debt			578	483
Net unamortized discount			854	14

			1,432	497

			$4,586	$4,175

Canadian GAAP	Canadian National Railway Company	116

Notes to Consolidated Financial Statements

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company records these notes as a discounted debt of $5 million, using an imputed interest rate of 5.75% . The discount of $838 million is included in the net unamortized discount.

E. The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. At December 31, 2004, the amounts outstanding under both the revolving credit facility and the commercial paper program have been presented as short-term debt given the maturity in December 2005 of the revolving credit facility. During 2003, the commercial paper debt was due within one year but was classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility.

F. Interest rates for the capital leases range from approximately 2.23% to 13.13% with maturity dates in the years 2005 through 2025. The imputed interest on these leases amounted to $342 million as at December 31, 2004 and $395 million as at December 31, 2003.

     The capital lease obligations are secured by properties with a net carrying amount of $1,054 million as at December 31, 2004 and $1,091 million as at December 31, 2003.

     During 2004, the Company recorded $160 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($47 million in 2003). An equivalent amount was recorded in debt.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2004, for the next five years and thereafter, are as follows:

In millions

2005	$578
2006	376
2007	154
2008	230
2009	427
2010 and thereafter	3,399

H. The aggregate amount of debt payable in U.S. currency as at December 31, 2004 is U.S.$4,022 million (Cdn$4,845 million) and U.S.$3,273 million (Cdn$4,236 million) as at December 31, 2003.

I. The Company has U.S.$200 million available under its currently effective shelf prospectus and registration statement providing for the issuance of debt securities in one or more offerings.

11   Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

  Unlimited number of Common Shares, without par value
  Unlimited number of Class A Preferred Shares, without par value issuable in series
  Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2004, the Company issued 2.9 million shares (2.9 million shares in 2003 and 2.7 million shares in 2002) related to stock options exercised. The total number of common shares issued and outstanding was 283.1 million as at December 31, 2004.

     In 2002, the Company issued 9.0 million common shares related to the conversion of the Company’s convertible preferred securities.

C. Convertible preferred securities (“Securities”)

On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$25.65 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 9.0 million common shares of the Company.

     In 1999, the Company had issued 6.9 million 5.25% Securities due on June 30, 2029, at U.S.$33.33 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$25.65 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D. Share repurchase program

On October 26, 2004, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2004, 4.0 million common shares have been repurchased for $273 million, at an average price of $68.31 per share.

Canadian GAAP	Canadian National Railway Company	117

Notes to Consolidated Financial Statements

11   Capital stock and convertible preferred securities (continued)

     The Company’s previous share repurchase program initiated in 2002 allowed for the repurchase of up to 19.5 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. By October 2003, the Company had completed its program, repurchasing 19.5 million common shares for $859 million, at an average price of $44.04 per share (15.0 million and 4.5 million shares in 2003 and 2002, respectively).

E. Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

12   Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

Employee share investment plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% (6% prior to 2003) of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries. Participation at December 31, 2004 was 10,073 employees (8,894 at December 31, 2003 and 8,911 at December 31, 2002). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 723,663 in 2004, 855,210 in 2003 and 746,189 in 2002, resulting in a pre-tax charge to income of $11 million, $8 million and $9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock-based plans

Compensation cost for awards under all stock-based plans was $84 million, $50 million and $18 million for the years ended December 31, 2004, 2003 and 2002, respectively.

A. Restricted share units

In 2004, the Company granted approximately 1.2 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2006. If specified targets related to the Company’s 20-day average share price are attained during any period ending on or after December 31, 2005, payout can be accelerated. For the year ended December 31, 2004, the Company recorded compensation cost of $36 million for RSUs.

B. Mid-term incentive share unit plan

The mid-term incentive share unit plan, approved by the Board of Directors in 2001, entitled designated senior management employees to receive payout on June 30, 2004. The share units vested conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. On June 30, 2004, upon the partial attainment of these targets, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date. For the year ended December 31, 2003, the Company recorded compensation cost of $7 million related to the plan and no compensation cost was recorded for 2002.

C. Voluntary incentive deferral plan

The Company has a voluntary incentive deferral plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). For each participant, the Company will grant 25% of DSUs, which will vest over a period of four years. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. The value of each participant’s DSUs is payable in cash at the time of cessation of employment.

     At December 31, 2004, the total liability under the VIDP was $22 million, representing 354,745 units outstanding under the plan. For the year ended December 31, 2004, the Company recognized an expense of $7 million related to the plan.

Canadian GAAP	Canadian National Railway Company	118

Notes to Consolidated Financial Statements

D. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2004, an additional 1.2 million common shares remained authorized for future issuances under these plans.

     Options issued by the Company include conventional options, which vest over a period of time, performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. The total conventional, performance, and performance-accelerated options outstanding at December 31, 2004 were 8.9 million, 1.3 million and 2.9 million, respectively.

Changes in the Company’s stock options are as follows:

	Number of options	Weighted- average exercise price

	In millions

Outstanding at December 31, 2001 (1)	14.9	$29.08
Granted	4.8	$51.19
Canceled and expired	(0.3)	$37.99
Exercised	(2.7)	$26.11

Outstanding at December 31, 2002 (1)	16.7	$35.67
Granted	3.0	$40.95
Canceled and expired	(0.6)	$45.11
Exercised	(2.9)	$26.60

Outstanding at December 31, 2003 (1)	16.2	$37.16
Granted	–	–
Canceled and expired	(0.2)	$42.58
Exercised	(2.9)	$28.70

Outstanding at December 31, 2004 (1)	13.1	$38.85

(1)	Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     Stock options outstanding and exercisable as at December 31, 2004 were as follows:

		Options outstanding		Options exercisable

Range of exercise prices	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Number of options	Weighted- average exercise price

	In millions			In millions

$9.00–$16.02	0.2	1	$15.40	0.2	$15.40
$18.13–$27.08	1.6	4	$23.33	1.6	$23.33
$27.31–$33.35	4.1	5	$32.10	3.3	$31.82
$37.17–$49.21	3.1	8	$40.98	1.1	$41.03
$51.05–$58.44	4.1	7	$51.19	2.0	$51.20

Balance at December 31, 2004 (1)	13.1	6	$38.85	8.2	$35.55

(1)	Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     At December 31, 2003 and 2002, the Company had 7.5 million and 7.4 million options exercisable at a weighted-average exercise price of $31.39 and $29.34, respectively.

     Compensation cost for awards of employee stock options granted, modified or settled on or after January 1, 2002 was determined using the fair value based approach in accordance with the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” as explained in Note 2 – Accounting changes. Compensation cost recognized for stock option awards was $28 million, $43 million and $18 million in 2004, 2003 and 2002, respectively.

     Compensation cost related to stock option awards under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31,	2004	(1)	2003	2002

Expected option life (years)	–		5.0	7.0
Risk-free interest rate	–		4.12%	5.79%
Expected stock price volatility	–		30%	30%
Average dividend per share	–		$0.67	$0.57

Year ended December 31,	2004	(1)	2003	2002

Weighted average fair value of options granted	$–		$11.88	$20.65

(1)	The Company did not grant any stock option awards in 2004.

Canadian GAAP	Canadian National Railway Company	119

Notes to Consolidated Financial Statements

13   Pensions

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Pension Plan), unless otherwise specified.

Description of Pension Plan

The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Pension Plan.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2003 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $120 million in each of 2005, 2006 and 2007 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Pension Plan have a fair market value of $12,256 million as at December 31, 2004 ($11,573 million at December 31, 2003). The Pension Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2004 and 2003, by asset category are as follows:

	Target	December 31,
Plan assets by category	Allocation	2004	2003

Equity securities	53%	56%	56%
Debt securities	40%	34%	38%
Real estate	4%	3%	3%
Other	3%	7%	3%

	100%	100%	100%

     The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries.

Weighted-average assumptions

December 31,	2004	2003	2002

To determine benefit obligation
Discount rate	5.75%	6.00%	6.50%
Rate of compensation increase	3.75%	3.75%	4.00%
To determine net periodic benefit cost
Discount rate	6.00%	6.50%	6.50%
Rate of compensation increase	3.75%	4.00%	4.00%
Expected return on plan assets	8.00%	8.00%	9.00%

     To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Information about the Company’s defined benefit pension plans:

(a) Change in benefit obligation

In millions	Year ended December 31,	2004	2003

Benefit obligation at beginning of year		$12,020	$11,376
Acquisition of GLT and BC Rail		684	–
Interest cost		733	720
Actuarial loss		349	482
Service cost		124	103
Plan participants’ contributions		55	60
Foreign currency changes		(23)	(26)
Benefit payments and transfers		(805)	(695)

Benefit obligation at end of year		$13,137	$12,020

Canadian GAAP	Canadian National Railway Company	120

Notes to Consolidated Financial Statements

(b) Change in plan assets

In millions	Year ended December 31,	2004	2003

Fair value of plan assets at beginning of year		$11,671	$11,182
Acquisition of GLT and BC Rail		611	–
Employer contributions		165	90
Plan participants’ contributions		55	60
Foreign currency changes		(15)	(15)
Actual return on plan assets		1,371	1,049
Benefit payments and transfers		(805)	(695)

Fair value of plan assets at end of year		$13,053	$11,671

(c) Funded status

In millions	December 31,	2004	2003

Deficiency of fair value of plan assets over
benefit obligation at end of year (1)		$(84)	$(349)
Unrecognized net actuarial loss (1)		368	540
Unrecognized prior service cost		75	94

Net amount recognized		$359	$285

(1)	Subject to future reduction for gain sharing under the terms of the plan.

(d) Amount recognized in the Consolidated Balance Sheet

In millions	December 31,	2004	2003

Prepaid benefit cost (Note 6)		$515	$411
Accrued benefit cost (Note 9)		(156)	(126)

Net amount recognized		$359	$285

The accumulated benefit obligation for all defined benefit pension plans was $12,450 million and $11,381 million at December 31, 2004, and 2003, respectively.

(e) Components of net periodic benefit cost

In millions	Year ended December 31,	2004	2003	2002

Current service cost – employer portion		$124	$103	$108
Interest cost		733	720	722
Actual return on plan assets		(1,371)	(1,049)	39
Actuarial loss (gain) on accrued benefit obligation		349	482	(86)

Cost arising in the period		(165)	256	783

Difference between cost arising in the period
and cost recognized in the period in respect of:
Return on plan assets		514	230	(913)
Actuarial loss (gain)		(346)	(478)	88
Transition obligation		–	19	20
Plan amendments		19	22	22

Net periodic benefit cost		$22	$49	$–

(f) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2005	$957
2006	821
2007	845
2008	869
2009	893
Years 2010 to 2014	4,760

14   Interest expense

In millions	Year ended December 31,	2004	2003	2002

Interest on debt and capital leases		$282	$318	$353
Interest income		–	(1)	–

		$282	$317	$353

Cash interest payments		$282	$327	$390

15   Other income (loss)

In millions	Year ended December 31,	2004	2003	2002

Gain on disposal of properties		$32	$56	$41
Investment income		5	1	18
Foreign exchange gain (loss)		(2)	(3)	12
Equity in earnings of English Welsh
and Scottish Railway (Note 6)		(4)	17	33
Net real estate costs		(18)	(19)	(15)
Other		(33)	(31)	(13)

		$(20)	$21	$76

16   Income taxes

The Company’s consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2004	2003	2002

Federal tax rate		22.1%	24.1%	26.1%
Income tax expense at the statutory
Federal tax rate		$(426)	$(258)	$(219)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(272)	(144)	(97)
Deferred income tax adjustments
due to rate enactments		2	(33)	–
Gain on disposals and dividends		10	11	6
Adjustments to prior years’ income taxes (1)		11	44	–
Other		44	42	42

Income tax expense		$(631)	$(338)	$(268)

Cash payments for income taxes		$92	$86	$65

(1)	Adjustments relating mainly to the resolution of matters pertaining to prior years’ income taxes.

Canadian GAAP	Canadian National Railway Company	121

Notes to Consolidated Financial Statements

16   Income taxes (continued)

     The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2004	2003	2002

Income before income taxes
Canada		$1,552	$1,052	$882
U.S.		376	20	(61)

		$1,928	$1,072	$821

Current income taxes
Canada		$(222)	$(94)	$(130)
U.S.		(8)	(12)	18

		$(230)	$(106)	$(112)

Deferred income taxes
Canada		$(279)	$(244)	$(161)
U.S.		(122)	12	5

		$(401)	$(232)	$(156)

     Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2004	2003

Deferred income tax assets
Workforce reduction provisions		$86	$81
Personal injury claims and other reserves		190	252
Post-retirement benefits		115	61
Losses and tax credit carryforwards		278	81

		669	475

Deferred income tax liabilities
Net prepaid benefit cost for pensions		121	102
Properties and other		3,746	3,613

		3,867	3,715

Total net deferred income tax liability		$3,198	$3,240

Total net deferred income tax liability
Canada		$644	$630
U.S.		2,554	2,610

		$3,198	$3,240

Total net deferred income tax liability		$3,198	$3,240
Net current deferred income tax asset		393	125

Long-term deferred income tax liability		$3,591	$3,365

     It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2004, the Company had $794 million of operating loss carryforwards, mainly resulting from the BC Rail acquisition, available to reduce future taxable income expiring between 2005 and 2023.

     The Company recognized tax credits of $4 million in 2004 for research and development expenditures ($15 million in 2003 and $9 million in 2002) not previously recognized, which reduced the cost of properties.

17   Segmented information

The Company operates in one business segment with operations in Canada and the United States.

Information on geographic areas

In millions	Year ended December 31,	2004	2003	2002

Revenues
Canada		$4,126	$3,707	$3,726
U.S.		2,422	2,177	2,384

		$6,548	$5,884	$6,110

In millions		December 31,	2004	2003

Properties
Canada			$7,449	$6,376
U.S.			9,239	8,782

			$16,688	$15,158

18   Earnings per share

	Year ended December 31,	2004	2003	2002

Basic earnings per share		$4.55	$2.56	$1.85
Diluted earnings per share		$4.48	$2.52	$1.82

     The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2004	2003	2002

Net income		$1,297	$734	$553
Dividends on convertible preferred
securities (Note 11)		–	–	6

		$1,297	$734	$547

Weighted-average shares outstanding		285.1	286.8	295.0
Effect of dilutive securities and stock options		4.5	3.9	9.2

Weighted-average diluted shares outstanding		289.6	290.7	304.2

     For the years ended December 31, 2004, 2003 and 2002, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 0.2 million, 6.8 million and 4.8 million, respectively. The 2003 and 2002 figures have been adjusted for the three-for-two common stock split (see Note 11(E)).

Canadian GAAP	Canadian National Railway Company	122

Notes to Consolidated Financial Statements

19   Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2004, the Company’s commitments under operating and capital leases were $992 million and $1,103 million, respectively. Minimum lease payments in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2005	$206	$113
2006	194	106
2007	146	130
2008	116	52
2009	90	93
2010 and thereafter	240	609

	$992	1,103

Less: imputed interest on capital leases at rates ranging from approximately 2.23% to 13.13%		342

Present value of minimum lease payments included in debt		$761

     Rent expense for operating leases was $242 million, $230 million and $269 million for the years ended December 31, 2004, 2003 and 2002, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $194 million. Furthermore, as at December 31, 2004, the Company had outstanding information technology service contracts of $18 million and agreements with fuel suppliers to purchase approximately 56% of its anticipated 2005 volume, 19% of its anticipated 2006 volume, and 2% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon as the Company expects that a large majority of these cases will be received over such period.

     In 2004, the Company’s expenses for personal injury and other claims, net of recoveries, were $149 million ($127 million in 2003 and $393 million in 2002) and payments for such items were $106 million ($126 million in 2003 and $156 million in 2002). As at December 31, 2004, the Company had aggregate reserves for personal injury and other claims of $642 million ($590 million at December 31, 2003).

     Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The

Canadian GAAP	Canadian National Railway Company	123

Notes to Consolidated Financial Statements

19   Major commitments and contingencies (continued)

magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     In 2004, the Company’s expenses relating to environmental matters, net of recoveries, were $10 million ($6 million in both 2003 and 2002) and payments for such items were $8 million ($12 million in 2003 and $16 million in 2002). As at December 31, 2004, the Company had aggregate accruals for environmental costs of $113 million ($83 million as at December 31, 2003). The Company anticipates that the majority of the liability at December 31, 2004 will be paid out over the next five years.

     In addition, related environmental capital expenditures were $13 million in 2004, $23 million in 2003 and $19 million in 2002. The Company expects to incur capital expenditures relating to environmental matters of approximately $20 million in 2005, $17 million in 2006 and $16 million in 2007.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     Effective January 1, 2003, the Company is required to disclose its obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2004, the maximum exposure in respect of these guarantees was $97 million, of which $6 million has been recorded. The Company has issued guarantees for which the fair value at December 31, 2004 was $2 million. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2004, the maximum potential liability under these guarantees was $439 million of which $359 million was for workers’ compensation and other employee benefits and $80 million was for equipment under leases and other.

     As at December 31, 2004, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2005 and 2007.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2004, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

Canadian GAAP	Canadian National Railway Company	124

Notes to Consolidated Financial Statements

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

     In 2004 and 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees. For guarantees for which the fair value was estimable, it was determined to be $1 million. There are no recourse provisions to recover any amounts from third parties.

20   Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company’s counterparties was immaterial at December 31, 2004. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, in the fourth quarter of 2004, the Company did not enter into any swap positions on crude and heating oil. At December 31, 2004, the Company had hedged approximately 50% of the estimated 2005 fuel consumption, representing approximately 203 million U.S. gallons at an average price of U.S.$0.74 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

     Realized gains from the Company’s fuel hedging activities, which are recorded in fuel expense, were $112 million, $49 million, and $3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     As a result of fuel hedging activities, the Company had an unrealized gain of $92 million at December 31, 2004 compared to $38 million at December 31, 2003.

(iii) Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106% . The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004 and recorded the gain into income, as a reduction of interest expense.

(iv) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

Canadian GAAP	Canadian National Railway Company	125

Notes to Consolidated Financial Statements

20 Financial instruments (continued)

     For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar denominated long-term debt are recorded in Currency translation, which forms part of Shareholders’ equity.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company’s proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2004 and 2003 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2004		December 31, 2003

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Investments	$166	$220	$367	$420

Financial liabilities
Long-term debt
(including current portion)	$5,164	$5,857	$4,658	$5,128

21 Reconciliation of Canadian and United States generally accepted accounting principles

The Consolidated Financial Statements of the Company are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects, with U.S. GAAP except as follows:

A. Reconciliation of net income

The application of U.S. GAAP would have the following effects on the net income as reported:

In millions Year ended December 31,	2004	2003	2002

Net income – Canadian GAAP	$1,297	$734	$553
Adjustments in respect of:
Property capitalization, net of depreciation	(81)	384	363
Stock-based compensation cost	19	27	9
Interest expense	(12)	–	–
Income tax rate enactments	3	(46)	–
Interest on convertible preferred securities	–	–	(9)
Income tax (expense) recovery on current
year U.S. GAAP adjustments	32	(133)	(116)

Income before cumulative effect of change
in accounting policy	1,258	966	800
Cumulative effect of change in accounting
policy (net of applicable taxes)	–	48	–

Net income – U.S. GAAP	$1,258	$1,014	$800

(i) Property capitalization
Effective January 1, 2004, the Company changed its capitalization policy under Canadian GAAP, on a prospective basis, to conform with the CICA Handbook Section 3061, “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003, as explained in Note 2 – Accounting changes.

     The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061, “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

     This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policy. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

Canadian GAAP	Canadian National Railway Company	126

Notes to Consolidated Financial Statements

(ii) Interest expense

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Under U.S. GAAP, these derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. On July 9, 2004, upon the pricing and subsequent issuance of U.S.$500 million 6.25% Debentures due 2034, the Company settled these treasury-rate locks and realized a gain of $12 million. Under U.S. GAAP, this gain was recorded in Other comprehensive loss and will be amortized and recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Under Canadian GAAP, this gain was recorded immediately into income, as a reduction of interest expense.

(iii) Stock-based compensation cost

As explained in Note 2, effective January 1, 2003, the Company adopted the fair value based approach of the CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

(iv) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the interest on the Securities until July 3, 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

(v) Income tax expense

The provincial and federal governments enact new corporate tax rates resulting in either lower or higher tax liabilities under both U.S. and Canadian GAAP. The difference in the deferred income tax expense or recovery recorded is a function of the net deferred income tax liability position, which is larger under U.S. GAAP due essentially to the difference in the property capitalization policy prior to 2004. In addition, under U.S. GAAP, the resulting deferred income tax expense or recovery is recorded when the rates are enacted, whereas under Canadian GAAP, when they are substantively enacted. In 2004, under U.S. GAAP, the Company recorded a decrease to its net deferred income tax liability of $5 million resulting from the enactment of lower corporate tax rates in the province of Alberta, with the corresponding decrease of $2 million under Canadian GAAP. In 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in income and Other comprehensive loss, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million.

(vi) Cumulative effect of change in accounting policy

In 2003, under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

B. Earnings per share

The earnings per share calculation under Canadian GAAP differs from U.S. GAAP essentially due to differences in the earnings figures:

(i) Basic earnings per share

Year ended December 31,	2004	2003	2002

Income before cumulative effect of change
in accounting policy – U.S. GAAP	$4.41	$3.38	$2.71
Cumulative effect of change in accounting policy	–	0.16	–

Net income – U.S. GAAP	$4.41	$3.54	$2.71

Weighted-average number of common shares
outstanding (millions) – U.S. GAAP	285.1	286.8	295.0

(ii) Diluted earnings per share

Year ended December 31,	2004	2003	2002

Income before cumulative effect of change
in accounting policy – U.S. GAAP	$4.34	$3.33	$2.65
Cumulative effect of change in accounting policy	–	0.16	–

Net income – U.S. GAAP	$4.34	$3.49	$2.65

Weighted-average number of common shares
outstanding (millions) – U.S. GAAP	289.9	290.7	304.2

Canadian GAAP	Canadian National Railway Company	127

Notes to Consolidated Financial Statements

21 Reconciliation of Canadian and United States generally accepted accounting principles (continued)

C. Reconciliation of significant balance sheet items

In millions	December 31,	2004	2003

Current assets – Canadian GAAP		$1,654	$1,092
Derivative instruments		81	33
Deferred income taxes related to derivative instruments		(29)	–
Other		4	2

Current assets – U.S. GAAP		$1,710	$1,127

Properties – Canadian GAAP		$16,688	$15,158
Property capitalization, net of depreciation		2,952	3,072
Cumulative effect of change in accounting policy		75	75

Properties – U.S. GAAP		$19,715	$18,305

Intangible and other assets – Canadian GAAP		$929	$900
Derivative instruments		11	5

Intangible and other assets – U.S. GAAP		$940	$905

Deferred income tax liability – Canadian GAAP		$3,591	$3,365
Cumulative effect of prior years’ adjustments to income		1,204	1,071
Income taxes on current year U.S. GAAP adjustments to income		(32)	133
Income taxes on cumulative effect of change in accounting policy		27	27
Income taxes on translation of Canadian to U.S. GAAP adjustments		(28)	(15)
Income taxes on minimum pension liability adjustment		(7)	(10)
Income taxes on derivative instruments		1	12
Income taxes on settlement of interest rate swaps recorded in Other comprehensive loss		4	–
Income tax rate enactments		(41)	(38)
Other		4	5

Deferred income tax liability – U.S. GAAP		$4,723	$4,550

Other liabilities and deferred credits – Canadian GAAP		$1,488	$1,153
Stock-based compensation		–	20
Minimum pension liability		22	30
Other		3	–

Other liabilities and deferred credits – U.S. GAAP		$1,513	$1,203

Common shares – Canadian GAAP		$3,587	$3,530
Capital reorganization		1,300	1,300
Stock-based compensation		18	17
Foreign exchange loss on convertible preferred securities		12	12
Costs related to the sale of shares		(33)	(33)
Share repurchase program		(178)	(162)

Common shares – U.S. GAAP		$4,706	$4,664

Contributed surplus – Canadian GAAP		$164	$166
Dividend in kind with respect to land transfers		248	248
Costs related to the sale of shares		33	33
Other transactions and related income tax effect		18	18
Share repurchase program		26	24
Capital reorganization		(489)	(489)

Contributed surplus – U.S. GAAP		$–	$–

Canadian GAAP	Canadian National Railway Company	128

Notes to Consolidated Financial Statements

In millions	December 31,	2004	2003

Currency translation – Canadian GAAP		$(80)	$(38)
Unrealized foreign exchange loss on translation of Canadian to U.S. GAAP adjustments, net of applicable taxes		(89)	(63)
Derivative instruments, net of applicable taxes		62	26
Unamortized gain on settlement of interest rate swaps, net of applicable taxes		8	–
Income tax rate enactments		(34)	(34)
Minimum pension liability adjustment, net of applicable taxes		(15)	(20)

Accumulated other comprehensive loss – U.S. GAAP		$(148)	$(129)

Retained earnings – Canadian GAAP		$3,676	$2,822
Cumulative effect of prior years’ adjustments to income		1,928	1,696
Cumulative effect of change in accounting policy		48	48
Current year adjustments to net income		(39)	232
Share repurchase program		152	138
Cumulative dividend on convertible preferred securities		38	38
Capital reorganization		(811)	(811)
Dividend in kind with respect to land transfers		(248)	(248)
Other transactions and related income tax effect		(18)	(18)

Retained earnings – U.S. GAAP		$4,726	$3,897

(i) Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

     Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

     Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Common shares.

     Under Canadian GAAP, the cost resulting from the repurchase of shares was allocated first to Common shares, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the cost would have been allocated to Common shares followed by Retained earnings.

     For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive loss, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

(ii) Minimum pension liability adjustment

At each measurement date, if the Company’s pension plans have an accumulated benefit obligation in excess of the fair value of the plan assets, under U.S. GAAP, this gives rise to an additional minimum pension liability. As a result, an intangible asset is recognized up to the amount of the unrecognized prior service cost and the difference is recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

(iii) Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

(iv) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

22 Comparative figures

Certain figures, previously reported for 2003 and 2002, have been reclassified to conform with the basis of presentation adopted in the current year.

Canadian GAAP	Canadian National Railway Company	129

Non-GAAP Measures – unaudited

The Company makes reference to non-GAAP measures in this Annual Report that do not have any standardized meaning prescribed by U.S. GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. The Company also believes free cash flow to be a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. A reconciliation of the various non-GAAP measures presented in this Annual Report to their comparable U.S. GAAP measures is provided herein:

Reconciliation of adjusted performance measures 2001-2002

In millions, except per share data, or unless otherwise indicated

Year ended December 31,	2001			2002

	Reported	Adjustments(1)	Adjusted	Reported	Adjustments(2)	Adjusted

Revenues	$5,652	$–	$5,652	$6,110	$–	$6,110
Operating expenses	3,970	(98)	3,872	4,641	(401)	4,240

Operating income	1,682	98	1,780	1,469	401	1,870

Interest expense	(327)	–	(327)	(361)	–	(361)
Other income	65	(2)	63	76	–	76

Income before income taxes	1,420	96	1,516	1,184	401	1,585
Income tax expense	(380)	(158)	(538)	(384)	(149)	(533)

Net income	$1,040	$(62)	$978	$800	$252	$1,052

Operating ratio	70.2%		68.5%	76.0%		69.4%

Basic earnings per share	$3.61		$3.39	$2.71		$3.57
Diluted earnings per share	$3.49		$3.28	$2.65		$3.48

(1)	Operating expenses include a charge of $98 million ($62 million after tax) for workforce reductions. Other income includes a gain of $101 million ($73 million after tax) from the sale of the Company’s 50 per cent interest in the Detroit River Tunnel Company and a charge of $99 million ($71 million after tax) to write down the Company’s net investment in 360networks Inc. 2001 also includes a deferred income tax recovery of $122 million resulting from the enactment of lower corporate tax rates in Canada.
.
(2)	Includes a fourth-quarter charge of $281 million ($173 million after tax) to increase the Company’s U.S. personal injury and other claims liability and a workforce reduction charge of $120 million ($79 million after tax).
.

Canadian GAAP	Canadian National Railway Company	130

Non-GAAP Measures – unaudited

Free cash flow 2000-2004

In millions	2000	2001	2002	2003	2004

Cash provided from operating activities	$1,506	$1,621	$1,612	$1,976	$2,139

Less:
Investing activities	(981)	(2,173)	(924)	(1,075)	(2,411)
Dividends paid	(136)	(150)	(170)	(191)	(222)

Cash provided (used) before financing activities	389	(702)	518	710	(494)

Adjustments:
Change in level of accounts receivable sold (1)	(3)	(133)	(5)	(132)	(12)
Acquisitions (2)	–	1,278	–	–	1,531

Free cash flow	$386	$443	$513	$578	$1,025

(1)	Changes in the level of accounts receivable sold under the Company’s accounts receivable securitization program are considered a financing activity.
.
(2)	Significant acquisitions, WC in 2001 and BC Rail and GLT in 2004, are excluded as they are not indicative of normal day-to-day investments in the Company’s asset base.

Canadian GAAP	Canadian National Railway Company	131

Corporate Governance

CN is committed to being a good corporate citizen. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance to business ethics, from safety to environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business.

     CN has always recognized the importance of good governance. As it evolved from a Canadian institution to a North American publicly traded company, CN voluntarily followed certain corporate governance requirements that, as a company based in Canada, it was not technically compelled to follow. We continue to do so today. Since many of our peers – and shareholders – are based in the United States, we want to provide the same assurances of sound practices as our U.S. competitors.

      Hence, we adopt and adhere to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and the New York Stock Exchange (NYSE), CN complies with applicable rules adopted by the Canadian Securities Administrators and the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes Oxley Act of 2002.

     On October 29, 2004, the Canadian Securities Administrators (CSA) published for comment proposed National Policy 58-201 “Corporate Governance Guidelines” and proposed National Instrument 58-101 “Disclosure of Corporate Governance Practices.” Our governance practices are already substantially in compliance with the proposed CSA guidelines. When these guidelines will be finalized, the board intends to reassess its governance practices in order to improve them further.

     As a Canadian company, we are not required to comply with many of the NYSE corporate governance rules, and instead may comply with Canadian governance practices. However, except as summarized on our Web site (www.cn.ca/cngovernance), our governance practices comply with the NYSE corporate governance rules in all significant respects.

     Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, the governance section on the CN Web site contains CN’s Corporate Governance Manual (including the charters of our Board and of our Board committees) and CN’s Code of Business Conduct. Printed versions of these documents are also available upon request to CN’s Corporate Secretary.

     Because it is important to CN to uphold the highest standards in corporate governance and that any potential or real wrongdoings be reported, CN has also adopted methods allowing employees and third parties to report accounting, auditing and other concerns, as more fully described on our Web site.

     We are proud of our corporate governance practices. For more information on these practices, please refer to our Web site and to our proxy circular which has been mailed to all shareholders and which is also available on our Web site.

Canadian GAAP	Canadian National Railway Company	132

2004 President’s Awards for Excellence
The accomplishments of these employees not only reinforced the five principles that are the foundation of CN's industry-leading railroad but also won them the President’s Award for Excellence for their outstanding contributions in 2004 in the areas of Service, Cost Control, Asset Utilization, Safety and People. These individuals and teams were singled out for their exceptional effort, dedication and performance.

Category: Service

Winners: Eastern Canada Engineering Team

Steve Tselios, Montreal, QC; George Nowak, Edmonton, AB; Mario Ruel, Montreal, QC; Rocco Cacchiotti, Montreal, QC; Denis Bourque, Charny, QC; Roméo Morin, Montreal, QC; Alain Martineau, Charny, QC; Réjean Martel, Montreal, QC

When disaster struck in Montmagny, Quebec, in February 2004, this team snapped into action to minimize disruptions. With a steel railway bridge literally destroyed due to a major derailment, they wasted no time in building a temporary rail line around the existing crossing – which had traffic moving again in just three days. They restored full service within a mere 22 days.

Winners: Mainframe Install Team

Ron Hewitt, Ron Dubois, Bruno Michaud, John Hillier, John Ferrari, Kevin Whelan, all from Montreal, QC

CN’s three mainframe computers had to be replaced with two newer model mainframes, translating into $1.9 million in savings in 2004 alone. Aware that any outages of the mainframe computers that host CN’s most critical applications would hurt operations of the railroad, this team used care and professionalism in tackling this complex and highly technical task on weekends over a five-week period, avoiding any disruptions to operations.

Category: Cost Control

Winner: Gary Petersen – Kamloops, BC

Gary’s suggestion of a new process for stocking and delivering sand needed for locomotive traction resulted in substantial savings. With the new method, sand is trucked to the site and elevated using the compressor on the delivery truck, eliminating the need for a sand car. The 100-hp compressor was replaced with a 50-hp compressor, which has resulted in additional savings of $31,000 a year.

Winner: Glen Becker – Winnipeg, MB

Glen undertook a thorough review of material purchased by CN to repair and service its work equipment. The review of 21 items shows an annual savings of well over $100,000 in materials, and that amount is expected to increase significantly. Additional benefits include reduced repair times, improved inventory management and identification of duplicate parts.

Winner: William Moss – Brandon, MS

Bill designed and implemented a system to remotely monitor the position of the automatic drawbridge at Manchac, Louisiana. This not only verifies proper bridge operation, but also increases the energy efficiency and reliability of the bridge operating motors.

Category: Asset Utilization

Winners: Paul Zastre and Tim Schick – Winnipeg, MB

Using materials and assets they had on hand, Paul and Tim designed a prototype Plate F box car – a large car that can haul up to 286,000 pounds of paper and stands 17 feet tall from the rail. They then fabricated all the fixtures to duplicate the prototype. Their inventiveness resulted in the building of 199 Plate F’s, which was accomplished at the rate of two cars a day.

Winner: Rolland Miron – Saskatoon, SK

Rolland undertook a thorough review of intermodal operations in Saskatoon and implemented important modifications. He was able to adjust the work schedule and operations without having an impact on service, which helped the company’s efficiency and reduced costs by about $5.00 for every lift.

Category: Safety

Winners: Alberta WCB Disability Team

Don Penney, Brian Kalin, Tom Brown, Joseph Slavin, Randy Roach, all from Edmonton, AB

Besides promoting safety for the prevention of injuries, this team also improved disability management for early return to work and modified duties as well as for on-time reporting of injuries to the Workers’ Compensation Board. Their hard work resulted in a better-than-target injury ratio and a 50 per cent reduction in lost time days compared to 2003, in addition to a substantial rebate to CN from the Workers’ Compensation Board.

Category: People

Winners: Mike Cater – Surrey, BC; Jim Halberg – Kamloops, BC

Alert to the possibility of bringing a new client on board, Jim referred a friend in the propane business to Mike, who jumped at the opportunity to explain the benefits of shipping this traffic from Edmonton to Vancouver by CN instead of by truck. As a result, a new rail facility was built by Canwest Propane on property adjacent to CN’s Thornton Yard, with all inbound traffic committed to CN over a five-year period.

Winners: Susan Seebeck, Kathy McDonald and Julie O’Halloran –Montreal, QC

In order to promote and support culture change throughout CN, these employees created a variety of learning and tutorial materials that focused on CN’s five principles, including the “How We Work and Why” Web site and book, as well as the ABC Field Toolbook and Leadership and Process Improvement Cards. The written materials have been used by employees across the system, and the Web site has registered hundreds of thousands of hits, helping employees better understand and implement CN’s principles.

Special Award

Winners: Paul Kirk – Homewood, IL; James Reed – Jackson, MS; Sam Cook – Jackson, MS

When a runaway train was speeding toward a head-on collision with their train, this crew worked with their dispatcher to prevent disaster. Dispatcher Paul Kirk contacted engineer James Reed and conductor Sam Cook by radio and advised them to stop their train. After a quick discussion of options, the dispatcher and the crew decided to attempt to intercept the runaway. Sam got off the train and ran towards the runaway to give James an estimate of how fast it was rolling. As the runaway got closer to him, James backed up at a speed to match the velocity of the runaway, skillfully coupled up and brought both trains to a stop.

Canadian GAAP	Canadian National Railway Company	133

Board of Directors (at December 31, 2004)

Committees:	David G.A. McLean, O.B.C., LL.D.	E. Hunter Harrison	Ambassador Gordon D. Giffin
1 Audit, finance and risk	Chairman of the Board	President and	Senior Partner
2 Corporate governance and	Canadian National Railway Company	Chief Executive Officer	McKenna Long & Aldridge
nominating	Chairman of the Board and	Canadian National Railway Company	Committees: 2, 5, 7
3 Donations	Chief Executive Officer	Committees: 3*, 7
4 Environment, safety and security	The McLean Group
5 Human resources and	Committees: 2*, 3, 4, 5, 6, 7
compensation
6 Investment
7 Strategic planning

*denotes chairman of the committee

Hugh J. Bolton, F.C.A.	Robert Pace	Michael R. Armellino	Purdy Crawford, O.C., Q.C., LL.D.
Chairman of the Board	President and	Retired Partner	Counsel
EPCOR Utilities Inc.	Chief Executive Officer	The Goldman Sachs Group	Osler, Hoskin & Harcourt
Committees: 1, 2, 4, 7	The Pace Group	Committees: 1, 2, 4, 6, 7*	Committees: 2, 5*, 6, 7
Committees: 1*, 2, 6, 7

Canadian GAAP	Canadian National Railway Company	134

J.V. Raymond Cyr, O.C., LL.D.	Gilbert H. Lamphere	V. Maureen Kempston Darkes,	James K. Gray, O.C., A.O.E., LL.D.
Chairman of the Board	Private Investor	O.C., D.Comm., LL.D.	Corporate Director
Polyvalor Inc.	Former Chairman of the Board	Group Vice-President	Former Chairman and
Committees: 1, 4*, 5, 6, 7	Illinois Central Corporation	General Motors Corporation	Chief Executive Officer
	Committees: 1, 4, 5, 7	President	Canadian Hunter Exploration Ltd.
		GM Latin America, Africa	Committees: 1, 2, 4, 7
and Middle East
Committees: 4, 6, 7

Edith E. Holiday	The Honorable	Denis Losier	A. Charles Baillie, LL.D.
Corporate Director and Trustee	Edward C. Lumley, P.C., LL.D.	President and	Former Chairman and
Former General Counsel	Vice-Chairman	Chief Executive Offi cer	Chief Executive Offi cer
United States Treasury Department	BMO Nesbitt Burns	Assumption Life	The Toronto-Dominion Bank
Secretary of the Cabinet	Committees: 4, 5, 6*, 7	Committees: 1, 4, 5, 6, 7	Committees: 1, 2, 5, 7
The White House
Committees: 1, 6, 7

Canadian GAAP	Canadian National Railway Company	135

Chairman of the Board and Executive Officers of the Company

David G. A. Mc Lean	Tullio Cedraschi	Sean Finn	Peter Marshall
Chairman of the Board	President and	Senior Vice-President	Senior Vice-President
	Chief Executive Officer	Public Affairs,	Western Canada Region
	CN Investment Division	Chief Legal Officer and
E. Hunter Harrison		Corporate Secretary
President and			Claude Mongeau
Chief Executive Officer	Keith E. Creel		Executive Vice-President and
	Senior Vice-President	James M. Foote	Chief Financial Officer
	Eastern Canada Region	Executive Vice-President
Sales and Marketing
Robert E. Noorigian
	Les Dakens		Vice-President
	Senior Vice-President	Fred R. Grigsby	Investor Relations
	People	Senior Vice-President and
Chief Information Officer
Gordon T. Trafton
Senior Vice-President
		Edmond L. Harris	United States Region
Senior Vice-President
Operations

Canadian GAAP	Canadian National Railway Company	136

Shareholder and investor information

Annual meeting
The annual meeting of shareholders will be held at 10:00 am (local time) on Thursday, April 21, 2005, at Fairmont The Queen Elizabeth Hotel, Montreal, QC.

Annual information form
The annual information form may be obtained by writing to:
The Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

Transfer agent and registrar
Computershare Trust Company of Canada

Offices in:
Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC
Telephone: 1-800-332-0095
Fax: 1-888-453-0330
www.computershare.com

Co-transfer agent and co-registrar
Computershare Trust Company of New York
88 Pine Street, 19th Floor
Wall Street Plaza, New York, NY 10005
Telephone: (212) 701-7600 or 1-800-245-7630

Dividend payment options
Shareholders wishing to receive dividends by Direct Deposit or in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Telephone: 1-800-332-0095

Stock exchanges
CN common shares are listed on the Toronto and New York stock exchanges.

Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)

Investor relations
Robert Noorigian
Vice-President, Investor Relations
Telephone: (514) 399-0052 or 1-800-319-9929

Shareholder services
Shareholders having inquiries concerning their shares or wishing to obtain information about CN should contact:

Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-332-0095
Fax: 1-888-453-0330
Email: service@computershare.com

Head office
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

P.O. Box 8100
Montreal, Quebec H3C 3N4

Additional copies of this report are available from:

CN Public Affairs
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
Telephone: 1-888-888-5909
Email: contact@cn.ca

La version française du présent rapport est disponible à l’adresse suivante :

Affaires publiques CN
935, rue de La Gauchetière Ouest
Montréal (Québec) H3B 2M9
Téléphone : 1 888 888-5909
Courriel : contact@cn.ca

Investor Services
Computershare Trust Company of Canada
1500 University Street
7th Floor
Montreal Quebec H3A 3S8
Telephone 1-800-564-6253
Facsimile 1-866-249-7775
Email: service@computershare.com	Canada
www.computershare.com	Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA
Sean Finn
Senior Vice-President, Chief Legal Officer and Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West, 16th Floor
Montreal, Quebec
H3B 2M9

Re:	Canadian National Railway Company - Common Shares
2005 Annual meeting of shareholders

Dear Mr. Finn,

This letter will serve to confirm that on March 21, 2005, the following material was sent by prepaid mail to each registered shareholder of record of the above Corporation as of March 15, 2005:

1.	Notice of 2005 Annual Meeting and Management Proxy Circular
2.	2004 Annual Report
3.	Chairman letter
4.	Form of Proxy
5.	Prepaid Return Envelope

We further confirm that copies of the above-mentioned material were sent by overnight courier with a reply card on March 18, 2005 to nominees on behalf of beneficial shareholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

Signed "Mark Thompson”

Mark Thompson
Stock Transfer Services

935 de La Gauchetière Street West, Montreal, Quebec H3B 2M9	www.cn.ca

Item 5

Investor Services
Computershare Trust Company of Canada
1500 University Street
7th Floor
Montreal Quebec H3A 3S8
Telephone 1-800-564-6253
Facsimile 1-866-249-7775
Email: service@computershare.com	Canada
www.computershare.com	Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA
Sean Finn
Senior Vice-President, Chief Legal Officer and Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West, 16th Floor
Montreal, Quebec
H3B 2M9

Re:	Canadian National Railway Company - Common Shares
2005 Annual meeting of shareholders

Dear Mr. Finn,

This letter will serve to confirm that on March 21, 2005, the following material was sent by prepaid mail to each registered shareholder of record of the above Corporation as of March 15, 2005:

1.	Notice of 2005 Annual Meeting and Management Proxy Circular
2.	2004 Annual Report
3.	Chairman letter
4.	Form of Proxy
5.	Prepaid Return Envelope

We further confirm that copies of the above-mentioned material were sent by overnight courier with a reply card on March 18, 2005 to nominees on behalf of beneficial shareholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

Signed "Mark Thompson”

Mark Thompson
Stock Transfer Services